THE CAMECO ADVANTAGE

Accountability

CAMECO 2007 ANNUAL FINANCIAL REVIEW

ACCOUNTABILITY
Cameco’s corporate accountability, record-breaking numbers and momentous drive helped the company get through a challenging year.
With sustainable investments, the capacity to meet rising energy demand and an ability to secure abundant reserves to fortify the future, Cameco is, indeed, driven.
Driven by Demand
The company is responding to a growing need for energy with uranium products that generate clean electricity in nuclear power plants worldwide.
Driven by Growth
Controlling ownership of the world’s largest high-grade reserves and low-cost operations drives Cameco’s competitive position.
Driven by Potential
Cameco is building a platform for development. The company continues to look for ways to diversify further into the nuclear fuel cycle.
OUR PROFILE
Cameco — a Canadian company — is the world’s largest uranium producer and a leading supplier of conversion services. The company is traded on both the TSX and NYSE. With a strong business structure, corporate viability and the capacity to maximize value for its shareholders, Cameco is driven to succeed.

Contents
Management’s Discussion & Analysis*

Our Core Business	2
Our Vision, Mission and Values	3
Our Objectives and Strategies — Growth	4
Nuclear Energy Trends	4
The Uranium Industry	8
The Fuel Services Industries	12
Our Uranium Business	14
Our Fuel Services Business	30
2007 Consolidated Financial Results	36
Consolidated Outlook for 2008	40
2005 — 2007 Consolidated Financial Highlights	41
2007 Uranium Business Financial Results	42
2007 Fuel Services Business Financial Results	46
2007 Nuclear Electricity Generation Business Results	47
2007 Gold Business Results	49
2007 Fourth Quarter Consolidated Financial Results	53
2006 — 2007 Quarterly Consolidated Financial Highlights	54
2007 Fourth Quarter Business Segment Financial Results	55
Liquidity and Capital Resources	59
Outstanding Share Data	62
Our Reserves and Resources	62
Risk and Risk Management	68
Controls and Procedures	84
Critical Accounting Estimates	84
New Accounting Pronouncements	85
Use of Non-GAAP Financial Measures	86
Qualified Persons	86
Caution Regarding Forward-Looking Information and Statements	87

Financial Information
Report of Management’s Accountability	89
Auditor’s Report	90
Consolidated Financial Statements	91
Notes to Consolidated Financial Statement	95
Glossary (inside back cover)

*	This management’s discussion and analysis (MD&A) is designed to provide investors with an informed discussion of Cameco’s business activities and reflects information known to management as at March 7, 2008. This MD&A is intended to supplement and complement our audited consolidated financial statements and notes thereto for the year ended December 31, 2007, prepared in accordance with Canadian generally accepted accounting principles (GAAP), (collectively, our financial statements). A reconciliation of our Canadian GAAP financial statements to US GAAP has been filed with securities regulatory authorities. You are encouraged to review our financial statements in conjunction with your review of this MD&A. Additional information relating to the company, including our annual information form, is available on SEDAR at sedar.com. All dollar amounts are in Canadian dollars, unless otherwise specified. The financial information in this MD&A has been prepared in accordance with Canadian GAAP, unless otherwise indicated. In addition, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for planning purposes. We have historically reported non-GAAP financial results, as we believe their use provides more insight into our performance. When non-GAAP measures are used in this MD&A, they are clearly identified as a non-GAAP measure and reconciled to the GAAP measure. All sensitivity analysis discussions in this MD&A address the potential impact of changes to the variables discussed for the full 2008 year.
Statements contained in this MD&A, which are not current statements or historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information and Statements” in this MD&A.

1. OUR CORE BUSINESSES, VISION, MISSION, VALUES, OBJECTIVES & STRATEGIES
OUR CORE BUSINESSES
Cameco is involved in four business segments:
•	uranium,

•	fuel services,

•	nuclear electricity generation, and

•	gold.
The only significant commercial use for uranium is to fuel nuclear power plants for the generation of electricity. In recent years, nuclear plants generated about 16% of the world’s electricity.
The major stages in the production of nuclear fuel are uranium exploration, mining and milling, refining and conversion, enrichment and fuel fabrication. Once a commercial uranium deposit is discovered and reserves delineated, regulatory approval to mine is sought. Following regulatory approval, the mine is developed, and ore is extracted and processed at a mill to produce uranium concentrates. Mining companies sell uranium concentrates to nuclear electricity generating companies around the world on the basis of the uranium (U3O8) contained in the concentrates. These utilities then contract with converters, enrichers and fuel fabricators to produce the required reactor fuel.
Uranium
Cameco is the world’s largest uranium producer, accounting for 19% of the world’s production in 2007 and with more than 500 million pounds of proven and probable reserves of uranium. We have controlling ownership of the world’s largest high-grade uranium reserves and low-cost operations located in northern Saskatchewan. Cameco operates four mines in Canada and the United States, and has two mines under development, one each in Canada and Central Asia.
Fuel Services
The company is an integrated uranium fuel supplier with refining facilities at Blind River and fuel services facilities (conversion and fuel fabrication) at Port Hope and Cobourg, all located in Ontario, Canada.
The Blind River facility refines uranium concentrates into uranium trioxide (UO3), an intermediate product in the uranium conversion process. Our Port Hope conversion services plants chemically change the form of the UO3 to either uranium hexafluoride (UF6) or uranium dioxide (UO2). The Port Hope plant has the licensed capacity to produce 20% of the world’s annual requirements of UF6 used in making fuel for light water reactors. In 2005, Cameco signed a toll-conversion agreement to acquire UF6 conversion services from Springfields Fuels Ltd. (SFL) in Lancashire, United Kingdom. Under the 10-year agreement, SFL will annually convert a base quantity of up to 5 million kilograms of uranium (kgU) as UO3 to UF6 for Cameco. This arrangement increases our UF6 conversion capacity by 40%. In addition, Port Hope is the world’s only commercial producer of natural UO2, the fuel used by all Canadian-designed Candu reactors.
Cameco is a nuclear fuel manufacturer through a wholly owned subsidiary. This company manufactures fuel bundles for use in Candu reactors. Cameco participates in all stages (from uranium exploration and production to fuel fabrication) of the Candu nuclear fuel cycle.
Nuclear Electricity Generation
Cameco generates clean electricity through its 31.6% interest in the Bruce Power Limited Partnership (BPLP), which operates the four Bruce B nuclear reactors and manages the overall site located in southern Ontario. We are the fuel procurement manager for uranium, conversion services and fuel fabrication for BPLP’s four B nuclear reactors. For the two operating Bruce A reactors, Cameco is the fuel procurement manager for conversion services and fuel fabrication. BPLP’s four B reactors have a combined net generation capacity of about 3,260 megawatts (MW), supplying about 15% of Ontario’s electricity.
Gold
Cameco has a 52.7% interest in Centerra Gold Inc. (Centerra), which began trading on the Toronto Stock Exchange (TSX) in June 2004. Cameco transferred substantially all its gold assets to Centerra as part of the strategy to maximize the value of those assets. Centerra is a growth-orientated Canadian-based gold producer focused on acquiring, exploring and developing gold properties in Central Asia, the former Soviet Union and other emerging markets. Centerra operates two gold mines, located in the Kyrgyz Republic and Mongolia. Gold is not a core business for Cameco. Centerra was created as a vehicle for Cameco to eventually exit the gold business.
OUR VISION, MISSION, VALUES
Vision
Our vision is to be a dominant nuclear energy company producing uranium fuel and generating clean electricity.
Mission
Our mission is to bring the multiple benefits of nuclear energy to the world. We are a global supplier of uranium fuel and a growing supplier of clean electricity.
We deliver superior shareholder value by combining our extraordinary assets, exceptional employee expertise and unique industry knowledge to meet the world’s rising demand for clean, safe and reliable energy.
The key measures of our success are a safe, healthy and rewarding workplace, a clean environment, supportive communities and outstanding financial performance.
Values
Safety And Environment
•	The safety of people and protection of the environment are the foundations of our work. All of us share in the responsibility of continually improving the safety of our workplace and the quality of our environment.
People
•	We value the contribution of every employee and we treat people fairly by demonstrating our respect for individual dignity, creativity and cultural diversity. By being open and honest we achieve the strong relationships we seek.
Integrity
•	Through personal and professional integrity, we lead by example, earn trust, honour our commitments and conduct our business ethically.
Excellence
•	We pursue excellence in all that we do. Through leadership, collaboration and innovation, we strive to achieve our full potential and inspire others to reach theirs.

OUR OBJECTIVES AND STRATEGIES — GROWTH
Cameco’s goal is to be a dominant nuclear energy company — the supplier, partner, employer and investment of choice in the nuclear industry. Cameco will achieve this goal through four main strategies:
•	maintain our competitive advantage in uranium and conversion,

•	maximize growth in uranium markets,

•	continue vertical integration, and

•	promote growth of the nuclear energy industry.
Our specific strategies in the uranium and fuel services businesses — the company’s core businesses — are discussed under the sections “Uranium Strategies” and “Fuel Services Strategies,” respectively, in this MD&A.
In pursuing further integration in nuclear fuel supply and nuclear power generation, our goals are to:
•	add significantly to shareholder value through new opportunities to expand our services within the nuclear fuel cycle,

•	secure projects that have an attractive rate of return and provide a basis for long-term profitability,

•	supply fuel, engage Cameco’s operational and management expertise, and achieve synergies in fuel supply logistics and market position,

•	capture the value added to uranium in each step of the fuel cycle, including its enormous energy value in the final generation of electricity,

•	strengthen Cameco’s foundation for further expansion in the nuclear fuel cycle, and

•	ensure each investment has an appropriate risk/reward ratio.
The key strategies are to:
•	maximize available options by considering acquisition and investment opportunities in all aspects of the nuclear fuel cycle,

•	seek opportunities to facilitate change in the nuclear industry by supporting or leading the development, assessment, or licensing of new technology,

•	evaluate and encourage BPLP’s growth strategy,

•	pursue partnering opportunities throughout the nuclear fuel cycle by leveraging fuel-supply relationships and by enhancing relationships with industry leaders in nuclear technology,

•	seek active ownership by structuring each investment to allow participation in management and, where possible, operational involvement, and

•	seek to maximize nuclear power’s contribution to global energy supply by promoting industry initiatives to position nuclear power as a major part of the solution in addressing clean air and climate change. We will do this by providing leadership and resources to key industry associations and by developing government relationships.
2. THE NUCLEAR ENERGY, URANIUM AND FUEL SERVICES INDUSTRIES
NUCLEAR ENERGY TRENDS
The nuclear energy industry is experiencing stable growth in the form of capacity factor improvements, power uprates, refurbishments, life extensions and, in the developing world, aggressive new-build programs. The following discussion outlines a number of factors that may have a positive or negative impact on the outlook for nuclear energy. While it is difficult to determine which factors will dominate in the long term, the demand for nuclear energy is expected to accelerate in response to concerns about electricity supply, the need for non-emitting baseload power, and security of supply.

Positive Factors
North America
In a December 2007 US national public opinion survey by Bisconti Research for the Nuclear Energy Institute (NEI), support for “definitely building more nuclear power plants” continues to rise, with 62% agreeing we should definitely build new reactors and 32% disagreeing. Those who strongly agree increased nine percentage points between April and October 2007 — from 23% to 32%. Those who strongly disagree declined from 22% to 18%.
Support for nuclear energy in Canada continues to grow. Four in 10 Canadians (44%) expressed support for nuclear energy in a national poll (Ipsos Reid) conducted for the Canadian Nuclear Association (CNA) in February 2007. Support for nuclear energy was up four points in 2007 over 2006, and nine points from two years ago.
At the end of 2007, the US Nuclear Regulatory Commission (NRC) had received five applications for combined construction and operating licences (COL) for eight new nuclear reactors (one is a partial submission). The COL applications were filed by Duke Power, NRG, TVA, Dominion, and Constellation. Constellation filed a partial COL application and plans to file the remainder of the application in early 2008. In addition, three Early Site Permits were granted to Exelon, Entergy and Dominion. The NRC expects to receive 14 applications from 13 companies for 21 reactors by the end of 2008, which may lead to substantial new nuclear capacity in the US by 2020.
The US has recognized the strategic risk of over-reliance on natural gas and the contribution nuclear energy can make to clean air. In addition, it was reported early in 2008 that more than 50 proposed coal-fired plants in 20 states have been cancelled. Reasons noted included concern about climate change as well as rising costs of transportation and construction, along with environmental regulations.
In Canada, there is an application before federal regulators to build a reactor near Peace River, Alberta, which, if approved, would mark the first time a Canadian nuclear plant is located west of Ontario. In addition, New Brunswick Power is considering the construction of a second nuclear reactor to produce electrical power for export to the northeastern US.
Europe
The UK government formally announced a decision to support a new generation of nuclear power plants. Reports indicate up to 10 nuclear reactors could be built by 2020.
India
In December 2006, US President Bush signed the United States-India Peaceful Atomic Energy Cooperation Act, a major step toward civil nuclear trade with India. The two countries now must conclude a bilateral agreement, known in the US as the 123 Civil Nuclear Agreement, which essentially codifies their negotiations. Several steps need to occur before trade can take place, including approval from India’s parliament, India’s negotiation of a safeguard agreement with the International Atomic Energy Agency (IAEA), final approval from the US Congress and approval from the 45-nation Nuclear Suppliers Group. Currently, the 123 agreement faces opposition from India’s Communist parties, which form part of the nation’s ruling coalition.
Other Factors
While nuclear power has finally been recognized as a non-emitting technology in US energy legislation, it still does not qualify internationally for greenhouse gas emission credits. Nuclear plant phase out programs still exist in a number of European countries, including Germany, Sweden, Belgium and Spain, although phase out plans are reportedly being reconsidered.

Although progress is being made in several countries on the management of radioactive waste from the nuclear fuel cycle, it remains a controversial issue. Concerns about the long-term management of radioactive waste continue to be an impediment to the nuclear renaissance. Certain environmental groups continue to oppose the nuclear power industry.
The first few new nuclear plants will face significant business risks, including “first-of-a-kind” costs, as well as possible delays in financing, licensing and construction. Escalating costs of construction materials present a major obstacle to new plant construction. It remains to be seen whether new plants can be competitive in all regions with other forms of baseload electricity generation.
Nuclear Power Share
2007 World Electricity Generation
(Source: World Nuclear Association)
The IAEA has significantly increased its projection of world nuclear generating capacity. In the next 15 years, the IAEA anticipates 430 gigawatt electric (GWe) of nuclear energy will be in place in 2020 — 130 GWe more than projected in 2000 and 16% more than actually operating in 2006. The change is based on specific plans and actions in a number of countries, including China, India, Russia, Finland and France, coupled with the changed outlook due to concerns about global warming. Achieving the IAEA projections would give nuclear power a 17% share in electricity production in 2020.
Nuclear Plant Performance
Safety
There were no significant safety incidents at nuclear power plants during 2007 and nuclear power continues to be one of the safest forms of electricity generation. The IAEA completed a five-day reassessment of Japan’s Kashiwazaki-Kariwa nuclear power complex, which was hit by a magnitude 6.8 earthquake in July 2007. Four of the seven reactors operating at the time automatically shut down and were put in a stable condition. The director of the IAEA’s Nuclear Installation Safety Division confirmed there was no significant damage to the safety-related components. Nevertheless, the industry is continuously seeking methods to improve its safety record.
Operating Costs
In 2007, US nuclear power plants achieved a record low average electricity production cost of 1.68 cents per kilowatt hour (kWh). Comparable figures for coal, natural gas and petroleum are not yet available for 2007.

In 2006, the last year for which data are available, the direct costs of US nuclear electricity production were the lowest for baseload (non-hydro) electricity production for the eighth consecutive year. US production costs were 1.72 cents per kWh for nuclear, 2.37 cents for coal, 6.75 cents for natural gas and 9.63 cents for petroleum (Source: NEI).
World Nuclear Reactors (Cameco estimate, February 2008) 1

			Outlook to 2017
	Nuclear
	Electricity	Operating			Operating	GWe
	2006 [2] (%)	2008	New	Shutdown	2017	Change
Argentina	7	2	2	0	4	1.5
Brazil	3	2	1	0	3	1.4
Canada	16	18	2	2	18	1.1
Mexico	5	2	0	0	2	0.0
USA	19	104	5	0	109	6.5

Americas Total		128	10	2	136	10.5

China	2	11	23	0	34	23.8
India	3	17	15	0	32	10.2
Iran	0	0	2	0	2	2.0
Japan	30	55	5	1	59	6.1
Korea (South)	39	20	8	0	28	10.1
Pakistan	3	2	2	0	4	0.7
Taiwan	20	6	2	0	8	2.7
Turkey	0	0	1	0	1	1.0

Asia Total		111	58	1	168	56.6

Belgium	54	7	0	0	7	0.0
Bulgaria	44	2	2	0	4	2.0
Czech Republic	31	6	0	0	6	0.0
Finland	28	4	1	0	5	1.7
France	78	59	1	1	59	1.7
Germany	32	17	0	0	17	0.0
Hungary	38	4	0	0	4	0.0
Lithuania	69	1	1	1	1	0.4
Netherlands	4	1	0	0	1	0.0
Romania	9	2	2	0	4	1.4
Slovakia	57	5	2	1	6	0.4
Spain	20	8	0	0	8	0.0
Slovenia	40	1	1	0	2	1.1
Sweden	48	10	0	0	10	0.0
Switzerland	37	5	0	0	5	0.0
UK	18	19	0	4	15	-1.6

Europe Total		151	10	7	154	7.1

Russia	16	31	13	2	42	11.3
Armenia	42	1	0	1	0	-0.4
Belarus	0	0	1	0	1	1.0
Ukraine	48	15	2	0	17	2.0

Russia and Eastern Europe Total		47	16	3	60	13.9

South Africa	6	2	2	0	4	1.1

World Total	16	439	96	13	522	89.2

[1]	Estimated by Cameco, February 2008. Partially based on public announcements made prior to February 2008.

[2]	World Nuclear Association (WNA).

Reactors — Operating, Planned and Under Construction
There are 439 reactors operating worldwide and a total of 96 new reactors that are under construction or planned for completion within the next 10 years (as of February 2008). These more than offset 13 anticipated closures, for a net increase of 83 reactors during the period. Given that new reactors tend to have higher capacities than older units, this represents a 23% growth in nuclear generating capacity. Highlights include:
•	58 reactors are scheduled to be built in Asia, as energy demand is driven by rapid economic expansion. About 65% of this growth will occur in China and India, which have plans to build 23 and 15 reactors, respectively,

•	in Russia, Ukraine, Belarus and Armenia, it is anticipated that 16 reactors will be built, offset by one closure in Armenia and two in Russia,

•	in Finland, a new European Pressurized Water Reactor (EPR) is being constructed and, when completed, will bring the country’s total to five nuclear reactors, and a second EPR is under construction in France,

•	both South Africa and Turkey have solicited bids for multiple units, and

•	in Canada, Bruce Power A Limited Partnership (BALP) is refurbishing two A units that had previously been shutdown, and both Bruce Power and Ontario Power Generation Inc. (OPG) have initiated the regulatory process for new generating units.
In 2007, four reactors were connected to the electricity grid, one each in Romania, China, India and the US. There were no reactor closures in 2007. There were also five power uprates. The net result was a 3.3 GWe increase in nuclear capacity.
Reactors — Potential
In 2007, a number of additional non-nuclear countries expressed interest in pursuing nuclear energy, including Azerbaijan, Bangladesh, Chile, Egypt, Indonesia, Israel, Jordan, Kuwait, Libya, Namibia, Philippines, Poland, Qatar, Saudi Arabia, Thailand, United Arab Emerites, Vietnam and Yemen. Currently these countries are examining the feasibility of a nuclear program and do not appear in our reactor table.
THE URANIUM INDUSTRY
Worldwide Uranium Supply and Demand
The uranium market supply and demand fundamentals remained strong in 2007, indicating a need for more primary mine production over the coming decade. During the past 20 years, uranium consumption has exceeded mine production by a wide margin, with the difference being made up from various types of inventory and recycled products, often collectively referred to as secondary sources.

World Uranium Production & Consumption
(Sources: World Nuclear Association^ and Cameco*)
Uranium Demand
Overall, nuclear power trends support moderately growing demand for uranium and conversion services in the next 10 years, with the potential for more rapid growth thereafter.
Cameco estimates the world uranium consumption totalled about 174 million pounds in 2007, 2% lower than in 2006 as a result of lower capacity factors in India and Japan. In 2008, we expect world uranium demand to increase to about 182 million pounds. Annual world uranium consumption should reach 226 million pounds in 2017, reflecting an annual growth rate of almost 3%.
Growth in demand could be tempered as uranium price increases encourage utilities to utilize more enrichment services and less uranium. Uranium demand is affected by the enrichment process, which is one of the steps in making most nuclear fuel. Utilities choose the amount of uranium and enrichment services they will use depending on the price of each. In essence, utilities may substitute enrichment for uranium, thereby decreasing the demand for uranium and increasing the demand for enrichment. For example, when uranium prices rise, utilities tend to use more enrichment, assuming enrichment prices remain constant. If enrichment prices increase, utilities would likely use less enrichment and more uranium. The tails assay (percentage of uranium left after processing) is an indication of the mix of uranium and enrichment used. At different prices for uranium, conversion and enrichment services there is a combination that minimizes the fuel cost called the optimal tails assay. The lower the tails assay, the less uranium being used.
At December 31, 2007, the uranium price had increased in excess of 700% since mid-2003. Over the same period, enrichment prices have increased by only 30%. Thus, utilities are choosing lower tails assay under their enrichment contracts, using less uranium and more enrichment services.
Based on current demand, a 0.01% decrease in tails assay would decrease uranium requirements by 2%, or about 3 million pounds of uranium per year, and increase the demand for enrichment services by 2%. It is important to note that there is a limit to the enrichment capacity that is currently available. In addition, enrichment contracts generally limit the ability to substitute enrichment for uranium. In the past, enrichers offered a wide range of tails assay, much like volume flexibilities on uranium contracts. Currently, enrichers are offering tails assay ranging from 0.25% to 0.30%, thus, over time, as old enrichment contracts expire, the average tails assay will move to this range.
Uranium Supply
World uranium supply comes from primary mine production and a number of secondary sources.
Mine Production
World production in 2007 increased but at a lower rate than anticipated. We estimate world mine production in 2007 was about 109 million pounds U3O8, up 6% from 103 million pounds in 2006, but down 7% from an early 2007 forecast of 117 million pounds. We currently expect world production to total in the range of 125 to 130 million pounds in 2008, but, as seen in 2007, production targets are not always easily achievable.
It is expected that, with higher uranium prices, new mines will continue to start up, but the lead time before they enter commercial production may be lengthy depending on the region. As a result, primary supply cannot equal world consumption in the near-term. The level of increase in primary mine production is dependent on a number of factors, including:
•	the strength of uranium prices,

•	the efficiency of regulatory regimes in various regions,

•	the availability and sufficiency of required infrastructure and skilled workforce,

•	currency exchange rates in producer countries compared to the US dollar,

•	prices for other mineral commodities produced in association with uranium (i.e. byproduct or co-product producers),

•	the quality and size of the mineral reserves, and

•	the availability of financing.
2007 World Uranium Production
(Cameco estimate)
Secondary Sources
Secondary sources of supply consist of surplus US and Russian military materials, excess commercial inventory and recycled products. Recycled products include reprocessed uranium, mixed oxide fuel and re-enriched tails material. Some utilities use reprocessed uranium and mixed oxide fuel recovered from used reactor fuel. In recent years, another source of supply has been re-enriched depleted uranium tails generated using excess enrichment capacity. We estimate these recycled products will account for about 7% of world requirements over the next 10 years. With the exception of recycled products, secondary supplies are finite. Currently, most recycled products are a high-cost fuel alternative and are used by utilities in only a few countries.
One of the largest sources of secondary supply is the uranium derived from Russian highly enriched uranium (HEU). As a result of the 1993 HEU agreement between the US and Russia to reduce the number of nuclear weapons, additional supplies of uranium have been available to the market. Under the 20-year agreement, weapons-grade HEU is blended down in Russia to low enriched uranium capable of being used in western world nuclear power plants. Uranium derived from Russian HEU could meet about 6% of world consumption over the next 10 years based on the current Russian HEU commercial agreement, which expires in 2013. In parallel, the US has made some of its military inventories available to the market, in quantities much smaller than those derived from the Russian HEU agreement.
Another source of potential supply is excess inventory held by the US Department of Energy (DOE). We expect about 3% of world demand through 2017 will be met from this source.
Since 1985, uranium consumption has exceeded mine production by wide margins, with a large part of the difference being made up by drawdown of excess inventories. We believe most of these excess inventories have been consumed. In recent years, there has been evidence of this trend reversing, with some utilities purchasing uranium to build strategic inventories.
Over the next 10 years, even with new mines currently under development, such as Cigar Lake and Inkai, this shortfall between consumption and production is not expected to change significantly. The production response is expected to remain challenged, while demand is expected to continue growing due to better reactor operations, reactor uprates, life extensions and the construction of new units. However, there are a number of potential new mines and planned mine expansions that are expected to help meet this shortfall, but the timing and production rates are uncertain.
With 2007 uranium production just over 60% of uranium requirements, secondary supplies (such as recycling and blended down HEU) continue to bridge the gap and this is expected to continue in the near future.
Uranium Markets
Utilities secure most of their uranium requirements (80% to 90% in recent years) by entering into long-term contracts with uranium suppliers. These contracts usually provide for deliveries to begin two to five years after contracts are finalized. In awarding contracts, utilities consider the commercial terms offered, including price, and the producer’s record of performance and uranium reserves.
There are a number of pricing formulas, including fixed prices adjusted by inflation indices, market referenced prices (spot and long-term indicators). Many contracts also contain floor prices, ceiling prices and other negotiated provisions that affect the amount ultimately paid.
Utilities acquire the remainder of their uranium requirements through spot purchases from producers and traders. Spot market purchases are those that call for delivery within one year. Traders and investors or investment funds are active in the market and generally source their uranium from organizations holding excess inventory, including utilities, producers and governments.

Uranium Spot Market
The industry average spot price (TradeTech and Ux Consulting (UxC)) on December 31, 2007 was $89.50 (US) per pound U3O8, a 24% increase over the December 31, 2006 price of $72.00 (US). Spot market demand in 2007 decreased to about 20 million pounds U3O8 from 35 million pounds U3O8 in 2006.
Discretionary purchases, or purchases not for immediate consumption, accounted for about 68% of spot market volume in 2007, similar to levels in previous years. Increased inventory positions that were built over the past several years, resulting in higher than average spot purchases, allowed many buyers to withdraw from the market as the spot price hit record levels in June 2007. Since the utilities average inventory levels have improved compared to three years ago, we expect more price volatility in 2008.
Spot and Long-Term Uranium Contract Volumes
(Sources: Ux and Cameco)
Long-Term Uranium Market
The industry average long-term price (TradeTech and UxC) on December 31, 2007 was $95.00 (US) per pound U3O8 , up almost 32% from $72.00 (US) at December 31, 2006.
We estimate long-term contracting in 2007 to have been about 250 million pounds U3O8 , slightly higher than the 200 million pounds contracted in 2006, and well above historic levels.
We expect long-term contracting activity in 2008 to be lower compared to 2007, but higher than the long-term average. We expect utilities to mitigate the risk of potential future supply shortfalls by securing long-term contracts with reliable primary suppliers. Currently, we estimate the 2008 long-term contracting volume will be about half of the 2007 volume, however this level will be highly dependent on supply developments and market prices.
THE FUEL SERVICES INDUSTRIES
In 2007, Cameco’s fuel services business consisted of uranium refining and conversion facilities in Ontario, a Candu fuel fabrication facility in Ontario and a uranium conversion services supply arrangement with SFL.

The industry practice for measuring conversion services is kgU rather than pounds of U3O8. For example, 66 million kgU is equivalent to about 172 million pounds U3O8.
The following sections discuss the conversion services market only, as information on the other segments of fuel services is not publicly available.
Conversion Services Demand
World demand for UF6 and natural UO2 conversion services was estimated to be about 66 million kgU in 2007. Western world demand accounted for almost 57 million kgU, with the remaining 9 million kgU coming from the non-western world (Russia, China and eastern Europe).
Over the next 10 years, world demand is expected to increase by 32% to about 87 million kgU in 2017. In 2008, total world conversion services demand is expected to increase by 5%.
Conversion Services Supply
The western world UF6 conversion industry consists of Cameco and three other significant producers, with an annual nameplate conversion capacity of about 51 million kgU. In 2005, Cameco signed a toll-conversion agreement to acquire UF6 conversion services from one of these other converters, SFL in Lancashire, United Kingdom. Under the 10-year agreement, SFL will annually convert a base quantity of up to 5 million kgU to UF6 for Cameco. This source, coupled with our Canadian UF6 plant, will account for about 35% of the western world UF6 nameplate conversion capacity.
In addition, supplies are available from secondary sources, including excess western inventories, Russian sales in the form of low enriched uranium, Russian re-enriched depleted tails, and Russian and US uranium derived from dismantling nuclear weapons. Russia supplies most of the UF6 conversion requirements of the former Soviet Union and Eastern Europe in the form of low enriched uranium.
Conversion Services Markets
Utilities contract about 90% of their UF6 conversion services through long-term contracts, purchasing the remainder on the spot market. Cameco is the only commercial supplier in the world of conversion for natural UO2 customers. In addition to the Canadian requirements, Cameco also exports UO2 to South Korea for its Candu reactors and to the US and Japan for use as blanket fuel in boiling water reactors. Cameco also sells conversion services packaged with U3O8 as a UF6 or UO2 product.
Spot/Long-Term Conversion Market
Spot market UF6 conversion prices declined in 2007. Spot prices decreased for North American conversion services and for European conversion services year-over-year. Outlined below are the industry average spot market prices (TradeTech and UxC) for North American and European conversion services.

	Dec 31/07	Dec 31/06	% Change
Average spot market price ($US/kgU)
• North America	8.75	11.75	(26)
• Europe	10.25	12.38	(17)
Outlined in the following table are the industry average long-term prices (TradeTech and UxC) for North American and European conversion services. The industry does not publish UO2 prices.

	Dec 31/07	Dec 31/06	% Change
Average long-term price ($US/kgU)
• North America	12.25	12.25	—
• Europe	13.00	13.75	(5)
3. OUR KEY PERFORMANCE DRIVERS, BUSINESS STRATEGIES AND CAPABILITIES TO DELIVER RESULTS
OUR URANIUM BUSINESS
Key Performance Drivers
The major factors that drive Cameco’s uranium business results are:
•	prices — spot and long-term,

•	volume — sales, production and purchases,

•	costs — production and purchases, and

•	the relationship between the US and Canadian dollars.
Prices — Spot/Long-Term
Background
While Cameco generally has not sold uranium in the spot market, about 60% of the company’s uranium is sold under its long-term contracts at prices that reference the spot market price near the time of delivery. The remaining 40% is sold at fixed prices escalated by an inflation index. Uranium market price indicators are quoted by the industry in US dollars per pound U3O8.
Uranium contract terms generally reflect market conditions at the time the contract is negotiated. Historically, after a contract negotiation was completed, deliveries under that contract typically did not begin for up to three years. For example, a contract that was signed in 2003, when the spot price averaged less than $12.00 (US), could have started deliveries in 2005 and could continue through to 2010. Consequently, many of the contracts in our current portfolio reflect market conditions when uranium prices were significantly lower.
As a result, Cameco’s average realized price for uranium sales in 2007 was $37.47 (US) per pound of uranium compared to an average spot price of $99.29 (US) and average long-term price of $90.83 (US). In 2007, the benefit of improved spot prices was also partially offset by a less favourable foreign exchange rate. Our average realized selling price rose by 82% in US dollars but only 69% in Canadian dollars over 2006.
For more information on Cameco’s contracting strategy, see the section titled “Uranium Strategies” in this MD&A.

Volume — Sales, Production And Purchases
Sales Volume
In 2007, Cameco delivered 29.3 million pounds of uranium, representing a 19% decrease from 2006 deliveries of 36.1 million pounds. The lower delivery volumes were the result of shifting customer requirements and our decision to reduce sales in light of production constraints.
However, for revenue purposes in 2007, Cameco reported sales of 30.2 million pounds due to the accounting treatment of product loans it had in place. During 2006, Cameco entered into standby product loan agreements with two of our customers. The loans allow Cameco to borrow up to 5.6 million pounds U3O8 equivalent over the period 2006 to 2008, with repayment in 2008 and 2009. Of the material available under the loan, up to 1.4 million kgU can be borrowed in the form of UF6. Any borrowings will be secured by letters of credit and be settled in kind.
As of December 31, 2007, Cameco had terminated two of the three product loan agreements and no material was borrowed under the remaining standby loan agreement. However, in accordance with accounting standards, regardless of whether any material is borrowed, we defer revenue recognition from sales to the counterparty of the standby product loan agreements, up to the limit of the loan. As of December 31, 2007, because of the remaining standby loan agreement, we have deferred revenue of $96 million and the associated costs on sales of 2.6 million pounds (as UF6 supply). The gross profit on the deferred sales was $44 million. Notice of termination has been given on the remaining facility and we will recognize previously deferred revenue in our earnings for the first quarter of 2008. Our reported sales volume will be affected by the termination.
Cameco sells more uranium than it produces from its mines and meets its contractual delivery commitments through a combination of mine production, long-term purchase arrangements, spot purchases and inventory.
Sales of the company’s uranium are routinely denominated in US dollars, while production costs are largely denominated in Canadian dollars. A discussion about Cameco’s hedging program can be found under the heading “Foreign Exchange.”
Production Volume
Uranium Operations

Cameco’s share of production
(million lbs U3O8)	2008 Planned*	2007 Actual
McArthur River/Key Lake	13.1	13.1
Rabbit Lake	3.6	4.0
Smith Ranch/Highland	1.8	2.0
Crow Butte	0.9	0.7
Inkai	1.2	0.0
Total	20.6	19.8

*	See the section titled “Cameco’s Uranium Supply Outlook” in this MD&A for more information about assumptions and risk factors associated with this production forecast.
Continued production at our operations is subject to the timely receipt of all necessary approvals, permits and licences.

McArthur River/Key Lake
Cameco’s share of production of U3O8 at McArthur River/Key Lake in Saskatchewan was 13.1 million pounds for 2007. Cameco’s share of production for 2008 is expected to be 13.1 million pounds.
Cameco has submitted requests to the Canadian Nuclear Safety Commission (CNSC) to renew our facility operating licences for McArthur River and Key Lake in 2008 for a five-year term. The current operating licences have been in place since 2004 and expire in October 2008.
Cameco plans to increase the annual production licence capacity at the McArthur River/Key Lake operation to 22 million pounds from 18.7 million pounds. As the first step, we submitted an environmental assessment for an increase in the annual licensed capacity in November 2004. The environmental assessment was delayed due to the discussions with the regulator regarding how to deal with the local accumulation of trace amounts of selenium and molybdenum in the Key Lake mill downstream environment.
Cameco has developed a three-phase action plan that modifies the effluent treatment process to reduce concentrations of selenium and molybdenum discharged to the environment. At a regulatory hearing in January 2007, the CNSC subsequently amended the licence to include a condition for the Key Lake mill to implement this plan. The first phase of the plan is expected to be in place in the first part of 2008.
The environmental assessment for the increased licence capacity is pending the demonstration of the effectiveness of our plan to reduce concentrations of selenium and molybdenum. We expect that reducing the current level of these metals will help advance the environmental assessment.
In addition to obtaining approval for the environmental assessment (which has to be resubmitted at the appropriate time) and licence approval to operate at higher production levels, we need to move to new mining zones at McArthur River and to implement various mill process modifications at Key Lake in order to sustain increased production levels. Mine planning, development and freeze hole drilling for the McArthur River zone transition is ongoing and only after this transition is complete can we fully assess the production rate capacity of the new mining zones. A revitalization pre-feasibility assessment for the Key Lake mill was initiated in October 2006 and is scheduled to be completed in the first part of 2008. Revitalization of Key Lake will include upgrading circuits to new technology for simplified operation, increased production capacity and improved environmental performance.
If we receive approval for the increased production limit, we expect annual production will range between current levels and 20 million pounds U3O8 until such time as revitalization is completed at Key Lake. Annual production levels after mill revitalization are expected to be largely dependent on mine production. As such, Cameco anticipates it will be a number of years before it can achieve the sustainable rate at these operations, and there is a risk of even further delay.
For more information about McArthur River/Key Lake, including the assumptions and risk factors associated with the forward-looking information discussed above, refer to the section titled “Uranium — Capability to Deliver Results” in this MD&A.
At McArthur River, tunnelling of the north exploration drift continued during the fourth quarter of 2007. This development is intended to follow up on surface exploration drilling results from 2005 and 2006. The north exploration development will continue through 2008, followed by an underground diamond-drilling program to delineate targets previously identified from surface.
Refer to the section titled “Uranium Exploration” in this MD&A for information on exploration programs near McArthur River.

Rabbit Lake
Rabbit Lake produced 4.0 million pounds U3O8 for 2007. Reduced tonnage and mill head grade, and required changes to the mine plan related to a new mining zone contributed to production being 1.5 million pounds less than target.
In late November 2007, there was an increased water inflow to the underground mine at Rabbit Lake and mining was suspended. Cameco immediately began construction of four concrete bulkheads to control the inflow and, at the same time, initiated action to find and seal the source of the inflow. An old exploration drill hole was confirmed as the source and plugged, allowing normal mining activities to resume on December 31, 2007, well ahead of plan.
Rabbit Lake continued milling during the event by processing stockpiled ore, but the loss of a month of mining has reduced our 2008 planned production. Estimates for 2008 have been reduced from 4.5 to 3.6 million pounds U3 O8 due to reduced ore stockpile levels and a decision to delay mining in the area affected by the inflow.
Cameco has submitted a request to the CNSC to renew our facility operating licence for Rabbit Lake in 2008 for a five-year term. The current operating licence expires in October 2008.
We have been working on an environmental assessment to process a little over one-half of the future uranium from Cigar Lake ore at the Rabbit Lake mill beginning in the second to third year of Cigar Lake production, depending on the production rampup. A CNSC hearing to consider the environmental assessment is expected by mid 2008.
Rabbit Lake began operation in 1975 and is Saskatchewan’s longest operating uranium production facility. In order to extend the life of this facility to process uranium from Cigar Lake’s ore, we began a mill revitalization assessment in 2007.
Refer to the section titled “Uranium Exploration” in this MD&A for information on exploration programs near Rabbit Lake.
Smith Ranch-Highland and Crow Butte
Smith Ranch-Highland and Crow Butte in situ recovery (ISR) mines, located in Wyoming and Nebraska, respectively, produced 2.7 million pounds U3O8 in 2007, up from our target of 2.4 million pounds. Smith Ranch-Highland produced 2.0 million pounds of our ISR production in 2007, equalling a record set in 2006. In 2008, the two operations are expected to produce 2.7 million pounds.
In January 2008, Smith Ranch-Highland received regulatory approval for construction of a second satellite facility (SR-2), which will extend the life of the Smith Ranch-Highland operation. We expect the new SR-2 facility to be operational in the third quarter of 2008 and operate for about nine years.
Uranium Projects
Cigar Lake
Site crews at Cigar Lake continue to make progress on the remediation plan following a rockfall that caused a flood of the underground development in October 2006. Construction was about 60% complete at that time.

We have completed pouring a concrete barrier in the area of the inflow and reinforcing a tunnel adjacent to the rockfall. This includes injection of cement into the rock around the area of the inflow to seal off the area. In addition, we completed a test on the effectiveness of the underground seal in February 2008. The results were positive and demonstrated that the seal is effective with no indication of plug deterioration throughout the six-day testing period. Additional testing will be conducted as we prepare to dewater the mine.
There are a number of activities that must now take place before we can begin dewatering the underground development. We need to complete an assessment to determine if depressurization, reinforcement or other precautionary measures are necessary in two other areas of the mine. We anticipate results from this assessment in the first quarter of 2008 and can then determine if additional remediation is required in these areas.
In addition to the technical work, we need to complete many of the corrective actions arising from the root cause investigation before applying for regulatory approval to dewater the mine.
We are preparing a regulatory application to allow dewatering of the underground development and all other remediation activities leading up to, but not including, the restart of mine construction. We plan to submit this application to the CNSC in the first half of the year. Therefore, if the application is approved, we anticipate dewatering in the second half of 2008, as previously announced.
Cameco is also conducting an assessment of the partially completed second shaft to gather more detailed images of the structures and geology to facilitate the successful sinking of the shaft. We are targeting substantial completion of this assessment in the first half of 2008.
Installation of the ventilation fans on surface, slurry load-out facilities and surface pipelines is currently underway at the site.
We continue to anticipate production startup by 2011 at the earliest. We will be able to provide a better estimate of the initial production date after the mine has been dewatered, the condition of the underground development has been assessed, and the findings incorporated in the new mine development and production plans.
The Cigar Lake expected production date mentioned above and certain other statements regarding our plans and expectations for the resumption of production are forward-looking information and are based upon the material assumptions, and subject to the risk factors, stated under the heading “Caution Regarding Forward-Looking Information and Statements”, as well as the following key assumptions and risk factors that could cause results to differ materially:
•	we have assumed the success and timely completion of our dewatering and remediation efforts (including favourable results of geotechnical assessments), which are subject to the risk that they do not succeed as anticipated or take longer to complete than anticipated;

•	our ability to obtain and comply with the terms of, and the timing of, various regulatory approvals, which are subject to the risk of taking longer to obtain than anticipated, or our inability to comply with their terms; and

•	our expectation regarding the condition of the existing underground workings is correct, which is subject to the risk that actual conditions prove to be worse.
We have also assumed that there are no further disruptions to our dewatering and other remediation plans, but we are subject to the risk of delays arising from natural phenomena, such as fires, floods or cave-ins; the occurrence of another water inflow at Cigar Lake; failure of our radiation protection plans, labour disputes, litigation or arbitration proceedings; delays in obtaining or failure to procure the required equipment, personnel, operating parts and supplies; equipment failure; unexpected geological or hydrological conditions, and adverse ground conditions.
If actual results differ materially from the assumptions set out above or if any of the material risk factors above occur, the target date for the completion of dewatering Cigar Lake, and its production restart date, may differ materially from the expected dates that are stated above.

In March 2007, we estimated Cameco’s share of additional capital costs to develop Cigar Lake, including mill modifications at Rabbit Lake and McClean Lake (where the uranium will be processed), at $274 million. Adding this new cost estimate to the $234 million that Cameco has already spent on Cigar Lake construction brings Cameco’s share of total construction cost to develop the project to about $508 million. This capital cost estimate will be updated after the mine has been dewatered, the condition of the underground has been evaluated, and information from the evaluation has been incorporated in a new mining plan.
In addition to capital costs, Cameco’s share of remediation expenses are expected to total $60 million, of which $35 million has been expensed to the end of 2007. In 2008, Cameco expects its pre-tax earnings to be reduced by $15 million due to remediation expenses for Cigar Lake.
Cameco obtained an amended construction licence for Cigar Lake in 2007, which is valid until December 31, 2009. We will be applying to amend the licence to allow for completion of the mine remediation work prior to the end of the existing licence term.
Inkai
Two production areas are currently in development (Blocks 1 and 2) at the Inkai ISR project in Kazakhstan. At Block 1, construction of a commercial processing facility is underway. We expect to complete construction and begin commissioning the facility in the first half of 2008, subject to regulatory approvals. We expect commercial production to follow in 2008, subject to the availability of acid as noted below.
At Block 2, the test mine produced about 0.6 million pounds U3O8 during 2007. Commercial development of Block 2 could start in 2008 subject to regulatory approval.
During the third quarter of 2007, the availability of acid required for ISR mining was restricted due to a fire at one acid plant in Kazakhstan and delays in the startup of a new plant. As a result, Inkai and other ISR operations in Kazakhstan are receiving reduced acid allotments from Kazatomprom, Cameco’s state-owned joint venture partner in Inkai. These allotments are expected to continue through the second quarter of 2008 or longer. Inkai is making progress on securing alternative supply options and putting in place the necessary logistics. Inkai expects to have sufficient quantities of acid to facilitate commercial production in 2008. We continue to acidify the existing wellfield at the block 2 test plant and began acidifying the new commercial wellfield at block 1.
Production from blocks 1 and 2 is expected to total 5.2 million pounds per year by 2010, subject to regulatory approval (Cameco’s share is 60% or 3.1 million pounds). However, a non-binding memorandum of understanding (MOU) signed between Cameco and Kazatomprom in May 2007 provides for the doubling of future production capacity from the Inkai uranium deposit, raising the total annual production capacity to 10.4 million pounds on a timeframe yet to be confirmed.
While the existing project ownership would not change, Cameco’s share of the additional capacity under the MOU would be 50%, raising Cameco’s share of the future annual production at Inkai to 5.7 million pounds. This MOU also contemplates studying the feasibility of constructing a uranium conversion facility in Kazakhstan. For more information, refer to the section titled “Fuel Services Business — Key Performance Drivers — Production Volume” in this MD&A.
The total cost to bring Inkai to commercial production (100% basis) is now projected to be about $245 million (US). The development expenditures for Inkai in 2008 are expected to total about $45 million (US). The production obtained from the Inkai test mine is being sold and proceeds from the sales are used to fund the construction and operation of the project. Including the recoveries related to these sales, the net cost of development at Inkai is expected to be about $110 million (US) (reflecting the direct costs of construction less the proceeds for sales of pre-commercial production).
Inkai will be subject to taxes in Kazakhstan at statutory rates fixed at the signing of the Resource Use Contract in 2000. Inkai will also be subject to “excess profits tax.” Excess profits tax becomes payable when the internal rate of return (IRR) of the project (as defined in the applicable tax code) exceeds 20%. Excess profits tax is levied at rates scaled from 4% to 30%, depending on the IRR. The 4% rate is triggered at an IRR of 20% and the 30% rate is triggered at an IRR of 30%. The excess profits tax rate is applied to net income. Inkai is not expected to pay excess profits tax in 2008. The timing of excess profits tax in the future, after Inkai reaches commercial production, will be dependent on the IRR of the project.
A one-time commercial discovery bonus of $14 million (US) was paid to the Kazakh government in the first quarter of 2008.
A new Kazakh law took effect in 2007 allowing the government to renegotiate previously signed subsoil use agreements. Cameco does not have any reason to believe the new law will be applied to uranium projects. However, it is a concern going forward and we continue to monitor how the government uses this new legislation.
See the section titled “Cameco’s Uranium Supply Outlook” in this MD&A for more information about assumptions and risk factors associated with the forward-looking information regarding Inkai discussed above.
Purchase Volumes
Cameco also has purchase commitments for uranium products and services from various sources. Most of these purchase commitments are in the form of UF6. At the end of 2007, these purchase commitments totalled 41 million pounds uranium equivalent from 2008 to 2013. Of this, 39 million pounds are from exercising options under our agreement to purchase uranium from dismantled Russian weapons (the Russian HEU commercial agreement).
Cameco’s Uranium Supply Outlook
We are providing an update for our near-term production outlook in the table below. Cameco’s Share of Production (million pounds U3O8) Excluding Cigar Lake1

Current Forecast	2008	2009	2010	2011	2012
McArthur River/Key Lake [2]	13.1	13.1	13.1	13.1	13.1
Rabbit Lake [3]	3.6	3.2	1.8	3.1	2.4
US ISR[4]	2.7	2.8	3.6	4.8	4.8
Inkai	1.2	2.9	3.0	3.0	3.0
Total*	20.6	22.0	21.5	24.0	23.3

*	While a single estimate has been included for each year of the production outlook, actual production may differ from estimates as forecasting production is inherently uncertain.

[1]	A revised production forecast for Cigar Lake will be provided after the mine has been dewatered, the condition of the underground development has been assessed, and the findings incorporated in the new mine development and production plans.

[2]	Cameco has applied to increase its licensed capacity from 18.7 million pounds to 22 million pounds (Cameco’s share 70%), but is awaiting regulatory approval. Until approval has been received, the production forecast has assumed the current licensed capacity. (See discussion in “Uranium Operations” in this MD&A.)

[3]	The Rabbit Lake production forecast is based on proven and probable reserves as well as blending lower grade material. We are optimistic that some of the existing resources will be reclassified as reserves and add to production in the latter years. In addition, ongoing mine planning will focus on identifying means of smoothing the production profile in future years.

[4]	Refers to Cameco’s Smith Ranch-Highland and Crow Butte ISR operations in the US and other ISR development projects in the US.

Cameco also purchases uranium derived from blended down Russian highly enriched uranium (HEU) from Techsnabexport (Tenex). These purchases total about 7 million pounds uranium equivalent annually until 2013. As previously announced, Tenex has asked Cameco and its partners to consider a new pricing structure to share in the improved uranium market prices for the last few years of the remaining six years of the agreement. Discussions have commenced.
The current uranium production and HEU purchase forecast noted above for the company are forward-looking information. This forward-looking information is based upon the key assumptions and subject to the material risk factors that could cause results to differ materially which are discussed under the heading “Caution Regarding Forward-Looking Information and Statements”. In particular, we have assumed that:
•	the company’s forecast production for each operation is achieved;

•	the company’s schedule for the development and rampup of production from Inkai is achieved, which requires, among other things, resolution of the issues surrounding acid availability required for mining;

•	the successful transition between zones at McArthur River beginning in 2009;

•	the company is able to obtain or maintain the necessary permits and approvals from government authorities to achieve the forecast production;

•	there is no disruption in production due to natural phenomena, labour disputes or other development and operation risks; and

•	the HEU supplier complies with its delivery commitments.
Material risk factors that could cause actual results to differ materially include our inability to achieve forecast production levels for each operation; our development and rampup of production from Inkai does not proceed as anticipated; the transition between zones at McArthur River is not successful; the inability to obtain or maintain necessary permits or government approvals; a disruption or reduction in production or the failure of the HEU supplier to comply with its delivery commitments. No assurance can be given that the indicated quantities will be produced or purchased. Expected future production estimates are inherently uncertain, particularly in the latter years of the forecast, and could materially change over time.
Costs
Cameco’s cost of supply is influenced by its mix of produced mine material and uranium purchases.
Production costs at our Saskatchewan uranium mines, our largest source of production, are primarily fixed, with about 35% attributable to labour. The largest variable operating cost is production supplies (25%), followed by maintenance materials (10%). Another large component of production costs is contracted services, which is 27% of the total. Contracted services include items such as mining, maintenance, air charters, security and ground freight. These four components (labour, production supplies, maintenance materials and contracted services) make up 95% of the production costs at our Saskatchewan uranium mines.
Uranium mine production costs are driven mostly by the complexity of the operation. Unit costs of production are driven primarily by the grade and volume of material mined. McArthur River is the world’s largest, high-grade uranium mine. Its ore grade averages 21% U3O8, which means it can produce more than 18 million pounds per year by extracting only 100 to 120 tonnes of high-grade ore per day. While Rabbit Lake’s average ore grade of around 1% U3O8 is much lower, it compares favourably to other operating mines in the world where ore grades are generally below 0.5%.
ISR extraction methods can make even lower grade mineralization commercially attractive. Worldwide, ISR mines typically recover uranium from orebodies with an average grade in the range of 0.1% U3O8. Cameco’s cost of supply is influenced only modestly by the two US ISR operations. In 2007, US ISR production accounted for about 14% of the company’s primary output.

Purchased product also affects Cameco’s cost of supply. Most of Cameco’s purchase commitments are under long-term, fixed-price arrangements reflecting prices significantly lower than the current published spot and long-term prices. These purchase commitments totalled $500 million (US) at December 31, 2007. Refer to note 25 in the financial statements. A significant portion of these purchased pounds will be delivered into existing sales contracts.
Uranium Strategies
Cameco’s overall objective is to build on and leverage our competitive advantage in uranium. In doing so, we strive to meet four major goals:
•	remain one of the low-cost producers,

•	expand our market position,

•	increase supply flexibility, and

•	maximize realized prices over time.
There are a number of key strategies the company uses to achieve these goals. We strive to maintain our low-cost position by adding economically attractive reserves and improving our margins. We look to expand our low-cost reserves through acquisition, exploration around existing operations and by identifying geological regions that will provide the next tier of low-cost production.
We improve our margins by optimizing production to yield the highest rate of return, gaining cost efficiencies through quality and business process improvements, and pursuing fundamental productivity gains through technological development.
We seek to grow our market position by acquisition, seeking to accelerate production from existing operations, and participating in new uranium opportunities at exploration and development stages.
To increase our supply flexibility, we are building a geographically diverse production base. This includes accelerating the production at Inkai, which is expected to achieve commercial production in 2008, bringing Cigar Lake into production, and continuing to pursue a global exploration program. Our program seeks to identify the most prospective regions and maximize options to access and/or control land positions for future business advantage. To ensure we have adequate production, we look to identify the optimal resource mix (i.e. different types of deposits such as unconformity versus in situ recovery), and replace reserves through exploration and acquisition.
Given Cameco’s leadership role in the uranium market, the company wants to successfully maximize its uranium market growth. Our goals in this regard are to:
•	expand market position,

•	optimize price realization over time, and

•	improve supply flexibility.
To grow our market position, we build on our customer relationships and expand the range of services available to customers while maintaining the company’s reputation as a reliable supplier. In addition, we maintain participation in secondary supplies, including enhancing our relationship with Russia, influencing the timing of sales of secondary supplies to the market, and using market intelligence to achieve early notice of new supply sources.
A key element for maximizing our realized price is our contracting strategy, which is influenced by the supply and demand outlook for uranium. Since mid-2003, the supply side has experienced significant impacts that caused uranium prices to rise rapidly. This upward trend has been due, in large part, to the realization by market participants that excess secondary supplies will not contribute as much to future uranium supply as they had previously expected. Consequently, a greater volume of new primary mine production will be needed.
The rise in prices has triggered predictable supply side responses. The most notable are the increase in companies exploring for new uranium deposits and the construction of new mines and the proposed expansion of existing ones. However, this is a recent phenomenon. Given the low prices of the last two decades, very little exploration was undertaken on a global basis, and relatively little investment was made in advancing new uranium projects. Producers were operating at close to full capacity to minimize unit costs. Undeveloped deposits, identified in previous exploration cycles, were mostly uneconomic or located in jurisdictions with political challenges. With higher prices, existing projects will be expanded and newly discovered deposits will be developed, but the lead time for commercial production may be lengthy depending on the region. Consequently, the primary supply industry will be challenged to significantly increase supply in the near-term.
Future market prices will depend on a number of supply and demand factors, the more notable ones being:
•	additional production from the successful expansion of existing mines, startup of mines currently under construction and development of known deposits,

•	the success of exploration programs in identifying new commercial uranium deposits that can be developed in a reasonable period of time,

•	the exchange rate in various producer country currencies relative to the US dollar,

•	the timing and extent of expansion of uranium produced as a byproduct or co-product of other commodities, particularly in Australia and South Africa,

•	availability of existing and possible new secondary materials, such as blended down uranium from military stock, including dismantled weapons,

•	the manner in which investment funds liquidate their holdings,

•	ultimate sales by the US DOE,

•	the extent enrichment services are substituted for natural uranium feed, and

•	the growth rate of nuclear power.
Given the uncertainty surrounding the foregoing supply/demand factors and the impact on price, we believe it is appropriate to continue to target a mix of market-related and fixed-price mechanisms.
Our contracting objective is to secure a solid base of earnings and cash flow to allow us to maintain our core asset base and pursue growth opportunities over the long term. Our contracting strategy focuses on reducing the volatility in our future earnings and cash flow, while providing both protection against decreases in market price and retention of exposure to future market price increases. This is a balanced approach, which we believe delivers the best value to our shareholders over the long term.
The overall strategy will continue to focus on achieving longer contract terms of up to 10 years or more, floor prices that provide downside protection, and retaining an adequate level of upside potential. In general, most new offers include price mechanisms with both market-related and fixed components. The fixed-price component generally is equal to or higher than the industry long-term price indicator at the time of offer and is adjusted by inflation. The market-related component references either the spot price or the long-term price in effect near the time of delivery. The market-related component may include a floor price (escalated by inflation), and, while the level of floor prices secured will depend on the prevailing market prices at the time of signing, recently, they have been in the mid to high $40 (US) range.

In the current volatile market environment and recent history of increasing uranium prices, this strategy has allowed Cameco to add increasingly favourable contracts to its portfolio while maintaining sensitivity to future price movements.
Cameco has a variety of supply sources, including primary production, firm commitments for long-term purchases, inventories of six months forward sales (or equivalent to about 17 million pounds, including working inventory) and uranium from opportunistic purchases in the spot market.
Uranium — Capability to Deliver Results
Cameco will continue to enhance its capabilities in a number of areas to execute our strategies and deliver on our goals to remain one of the low-cost producers, protect and expand our market position and increase supply flexibility. We will achieve these goals by:
•	transitioning successfully from current mining areas to new ones,

•	advancing other mining methods and technologies,

•	proceeding with revitalization plans for our milling operations,

•	obtaining timely regulatory approvals,

•	securing sufficient human resources to replace an aging workforce, including ensuring skilled tradespeople continue to be available,

•	ensuring capital is readily available over the longer term to support our expansion plans,

•	allocating adequate resources to exploration, and

•	evaluating and acting upon opportunities that we expect to add value.
Transition To New Mining Areas
Underground drilling exploration at McArthur River has identified four mineralized zones with reserves (zones 1 to 4). Currently, only zone 2 is being mined. Zone 2 is divided into four panels (panels 1, 2, 3 and 5).
The McArthur River mine schematic above illustrates the location of the four mineralized zones.
As extraction of zone 2 (panels 1, 2 and 3) progresses, we expect to place zone 1, zone 2 (panel 5) and the lower mining area of zone 4 into production by 2009, subject to regulatory approval. We plan to continue using the current raiseboring method to extract ore in these zones.

All tunnels have been developed for zone 1 and we do not expect any technical issues. At zone 2 (panel 5) and lower zone 4, freeze hole drilling and tunnel construction continued in 2007. Significant advances in 2007 were made in both the zone 2 panel 5 freeze program and to the accessible portion of the freeze drill program for lower zone 4. Lower zone 4 development continues to advance in this area, but slower than planned as we mitigate risk of potential water inflows. Zone 2 panel 5 was on schedule at the end of 2007 for production in the first half of 2009. The lower zone 4 area is currently forecasted to begin production by mid-2009, but it may not occur until the second half of 2009. We are developing options that may allow us to access other areas of the mine if needed.
Mining Methods
Currently, McArthur River uses raiseboring to extract ore from the mine. As we expected from the start of mining, other mining methods will be used to maintain or expand production. In 2005, we determined that the boxhole boring method would be better suited for the upper zone 4 at McArthur River, because it would allow development from a preferred location. Production from upper zone 4 is scheduled to begin in 2012.
Cameco plans to develop and test the boxhole boring method over the next four years. In 2006, we placed an order for a boxhole borer for delivery in the first half of 2008 and in 2007 completed the mine plan for the boxhole boring test area. We expect mine development for the test area will be completed in 2008, and initial test boring is planned for the second half of 2008. During this time, we will continue to further develop detailed plans for this mining method.
At Cigar Lake, we plan to use the jet boring method, which has been examined through extensive test mining programs. Overall, the test mine programs were considered highly successful with all initial objectives fulfilled. However, as the jet boring mining method is new to the uranium mining industry, the potential for technical challenges exists. We are confident we will be able to solve the challenges that may arise during the initial rampup period.
Revitalization Of Mills
The Key Lake and Rabbit Lake mills have been in operation for 25 and 33 years respectively. We plan to renew both these mills to help maintain our leadership position in uranium production. A revitalization pre-feasibility assessment for the Key Lake mill was started in October 2006. We are targeting to complete the pre-feasibility study in the first quarter of 2008. A revitalization assessment of the Rabbit Lake mill was initiated in 2007.
Regulatory Approval
Cameco’s growth plans depend on regulatory approvals such as environmental assessments, and obtaining construction and operating licences in various jurisdictions, including Canada, Kazakhstan and the US. The timing for approvals can be impacted by various factors, such as the regulator’s assessment of current performance, the comprehensiveness of the documentation submitted to support the application, assessment of the significance of any anticipated incremental impacts, the number of industry approval applications being assessed at any given time by the regulator, changing regulatory practices and other factors.
Cameco expends significant financial and managerial resources to comply with laws and regulations. We seek to find solutions that reduce or eliminate our environmental impacts.
Human Resources
Cameco’s workforce reflects the national demographics where a significant number of the eligible workforce is nearing retirement age. Approximately 26% of the workforce at our Saskatchewan uranium mines was age 50 or older at December 31, 2007. Cameco’s challenge is to compete for the limited number of people entering the workforce to replace retiring employees, as well as to adequately resource our growth plans. We have identified critical workforce segments and developed a long-term people strategy that includes workforce planning to meet this challenge.
Ready Access To Capital
Cameco has an ambitious plan to grow in the nuclear energy industry. Opportunities to invest are unpredictable and often capital intensive. We intend to maintain financial flexibility to pursue opportunities as they arise. For that reason, we maintain a conservative financial structure with a target of 25% net debt to total capital. We are prepared to temporarily go above our target to pursue attractive opportunities, but would then return to this benchmark over time.
Uranium Exploration
A significant part of Cameco’s future production base is expected to result from our global exploration activities. We have maintained an active exploration program even during the bottom of the uranium price cycle, reflecting our long-term commitment to the industry. Over the past five years, we have significantly increased our investment in exploration programs. We invested about $46 million in direct uranium exploration during 2007. An additional $30 million was invested in three strategic partnerships with junior exploration companies, complementing our own exploration program.
We have skilled and experienced exploration staff with more than 90 professionals searching for the next generation of economic deposits. Our landholdings are substantial, with approximately 5.2 million hectares (12.8 million acres) of Cameco and partner-operated land, primarily in Canada, Australia, the US, Mongolia and Africa. Our activities include both brownfields and greenfields prospects and we monitor potential acquisition targets.
Cameco owns a range of participating interests in its exploration lands, and either owns or has the right to earn a majority interest in most of the company’s projects. At year-end 2007, Cameco operated approximately 70% of its exploration projects, including joint ventures. The majority of Cameco’s exploration projects are early to middle stage, on which indications of economic grades or quantities of uranium have not yet been identified. The nature of mineral exploration is such that discovery of economic deposits on new projects is uncertain and can take many years.
Exploration Acquisition/Merger Approach
Cameco’s approach to future resource replacement is to combine its own exploration activities with partnerships, joint ventures, or equity holdings in other companies with assets that meet the company’s investment criteria. Since the recovery of the world uranium market, and corresponding higher prices for uranium, the competitive environment for uranium exploration has changed. There are more than 400 uranium exploration companies listed on stock exchanges and most of these are actively funding new exploration programs in Canada and other regions.
Cameco maintains an ongoing dialogue with numerous companies, with the objective of positioning the company for future participation in areas with promising results and leveraging Cameco’s recognized position in the sustainable development of uranium resources worldwide. We will continue to use Cameco’s industry leadership position and specifically our recognized exploration expertise to leverage investments as the partner of choice in the junior sector and with larger players.
We will also create a portfolio of future options for Cameco through the structure of the strategic alliances we are developing, and on high quality exploration and development projects. Our strategic alliances with junior exploration companies typically involve investments in publicly listed or private companies, which themselves hold exploration land in which Cameco wishes to participate. In return for these investments,

Cameco typically obtains the right to own a majority in, and develop a successful discovery resulting from, exploration on the junior companies’ lands.
Junior Exploration Companies
At December 31, 2007, Cameco owned interests in the following junior exploration companies:
•	UEX Corporation (UEX)

Cameco has a 21.4% interest in UEX, a TSX-listed junior exploration company formed in 2002 from a combination of exploration assets previously held by Cameco and Pioneer Metals Corporation. Cameco has, as long as it maintains a 20% or higher interest in UEX, certain rights related to financing and marketing production from future uranium deposits. This minimum 20% ownership level also provides Cameco with the right to mill uranium produced from properties it contributed to UEX at the time of its formation in 2002.

•	UNOR Inc. (UNOR)

Cameco acquired a 19.5% interest in UNOR in 2006 by purchasing 22.9 million common shares. UNOR is a uranium exploration and development company with its head office in Toronto, Ontario. Its principal properties include 226 mineral claims in northwestern Nunavut on the Hornby Basin, a geological formation with similar characteristics to the uranium-rich Athabasca Basin in northern Saskatchewan. The strategic alliance agreement concluded between Cameco and UNOR provides Cameco with the right to participate in any future equity issues, match equity or debt required for mine development, operate any mine developed on UNOR’s properties and market any uranium produced provided it maintains a 10% or greater equity interest in UNOR.

•	MINERGIA SAC (MINERGIA)

Cameco has the right to earn a 50% ownership interest in MINERGIA, a private company jointly owned by Cameco and Vena Resources, established to explore and develop Vena’s uranium assets in Peru. Cameco has the option to invest $10 million over the next four years in two stage payments to obtain its 50% interest. Cameco can increase its stake in MINERGIA to 60% when a feasibility study is completed and to 70% when mine development commences.

•	Western Uranium Corporation (WUC)

In July 2007, Cameco acquired a 10% interest in WUC. WUC is an exploration company with land positions primarily in Nevada, US and Nunavut. As long as Cameco maintains a 7.5% or greater interest in WUC, it has the right to purchase a 70% joint venture interest in uranium resources discovered by WUC, that meet certain size criteria, in return for a defined payment to WUC.

•	Cue Capital Corp. (CUE)

In September of 2007, Cameco gained a 15.4% interest in CUE through the execution of a strategic alliance agreement to pursue exploration on CUE’s uranium exploration land in Paraguay. Cameco has the right to purchase a 60% joint venture interest in uranium resources discovered by Cue, that meet certain size criteria, in return for a three-stage private placement in CUE, provided Cameco maintains ownership of 90% of the CUE shares it acquired as part of this investment.

2007 Exploration Program1
Brownfield Exploration
Brownfield exploration refers to uranium exploration activity undertaken near existing operations and on advanced projects. In 2007, we made progress on several projects. We continue our drilling programs intended to add resources at the McArthur River and Rabbit Lake operations, which could extend the mine life at both locations.
Diamond drilling to evaluate the P2 trend north of the McArthur River mine was undertaken in 2007. In total, almost 13,000 metres were drilled in 25 drill holes comprising a combination of conventional and directional drilling. The P2 structure has now been tested at approximately 200-metre intervals for a distance of three kilometres north of the mine. Results continue to be encouraging.
We have been successful at extending the mine life at Rabbit Lake by finding incremental reserves. The underground drilling reserve replacement program has been extended to include drilling throughout 2008. We drilled 66,000 metres in 2007 to test the north zone beyond the area where reserves were identified in 2006, as well as a target south of the mine. Both areas continue to provide good indications of mineralization and are part of our ongoing underground exploration drilling focus for 2008. The surface exploration program comprised about 13,000 metres in 62 holes and tested targets in the vicinity of the Eagle Point mine as well as more regional targets on the mining lease.
Both the Millennium and Tamarack (formerly Collins Creek) deposits were advanced in 2007. At Millennium, a feasibility study was approximately 80% complete by year end. A new resource estimate for Millennium resulted in indicated resources of 469,000 tonnes at 4.5% U3O8 for 46.8 million pounds U3O8 and inferred resources of 214,000 tonnes at 2.1% U3O8 for 9.7 million pounds U3O8. Cameco’s share of Millennium resources is 42%. We have notified the CNSC of our intent to file a formal project proposal for Millennium in 2008.
Cameco completed a pre-feasibility study on the Dawn Lake 11B zone. The study examined mining the 11B zone as a stand-alone operation by shaft and underground development. The study concluded the project economics would not support this style of operation.
On the Dawn Lake project, a scoping study was undertaken in 2007 to examine the potential for mining the Tamarack deposit by open pit. Environmental studies involving a fish habitat compensation program were initiated. Infill diamond drilling (6,000 metres in 32 holes) of the deposit was completed on 50-metre spacing. Further drilling is planned for 2008, at which time a resource estimate will be undertaken.
The English River First Nation (ERFN) has selected claims for Treaty Land Entitlement (TLE) designation that include the Millennium uranium deposit. Similarly, the Peter Ballantyne Cree Nation has selected lands under the TLE process that cover portions of the mineral claims held by the Dawn Lake joint venture. The TLE process does not affect the rights of our mining joint ventures, however, it may have an impact on the surface rights and benefits ultimately negotiated as part of the development of our two uranium deposits. Cameco, as operator of both affected joint ventures, is investigating the potential implications of the TLE land issue.
On the AREVA operated Cree Zimmer project, surrounding the Key Lake operation, 13 diamond drill holes totalling about 3,000 metres were drilled in the P-zone and along the Key Lake fault southwest of the

[1]	All widths noted in the exploration section refer to drilled widths.

historic deposits. The best hole of the summer program intersected three zones of weak to moderate mineralization. The hole was designed to test approximately 20 metres north of known mineralization and to test below the historical drilling.
On the Waterbury/Cigar Lake joint venture project operated by AREVA, the dominant activity undertaken was diamond drilling at Cigar East and Tibia Lake. The drilling program consisted of 12 holes for a total of approximately 6,000 metres. Nine drill holes tested the Cigar East area and three drill holes investigated the Tibia Lake area. The drilling in the Cigar East area extended the mineralization intersected in 2006 over a strike length of approximately 120 metres, with mineralization intersected in four drill holes. Drilling in the Tibia area intersected prospective sandstone alteration, large zones of structural deformation, favourable basement lithologies and weak mineralization in two of the three drill holes.
Regional Exploration
The Centennial discovery on the Virgin River project was extended with several new mineralized holes, confirming the significance of this new mineralized region. During 2007, a total of about 8,000 metres in six pilot holes and five wedge holes (holes drilled from existing holes) were completed on the Centennial zone. The best assay result from the 2007 drilling program was a drill hole, which returned 6.33% U3O8 over 21 metres. Mineralization has now been defined over a strike length of at least 550 metres and remains open for expansion along strike to the south.
As part of Cameco’s continuing expansion of uranium exploration activities, numerous new projects were initiated in Nunavut, the Northwest Territories, Quebec, Western Australia, South Australia and Mongolia.
In November 2007, Cameco signed an agreement to explore in Russia and Canada with Joint Stock Company Atomredmetzoloto (“ARMZ”), a Russian company, which, as part of the restructuring and centralization of Russia’s nuclear industry, will now control all of Russia’s uranium mining assets previously controlled by Tenex. Pursuant to this agreement, Cameco and ARMZ will work to establish and organize joint venture companies in Russia and Canada. These companies will explore for uranium deposits in northwestern Russia, Saskatchewan and Nunavut and, if warranted, engage in the development of deposits that are found. This agreement builds on memoranda of understanding signed in March 2007 and October 2006 between Cameco and Tenex. Cameco anticipates entering into binding shareholders’ agreements and operators’ agreements in 2008.
2008 Exploration Program
Cameco plans to invest between $50 million and $55 million on uranium exploration during 2008 as part of our long-term strategy to maintain our leadership position in uranium production.
Brownfield Exploration
Approximately 26% of the uranium exploration budget will be for brownfield exploration projects in the Athabasca Basin. We plan to invest about $13 million on six advanced projects. The largest proposed investment will be at McArthur River, with $3.5 million to be directed toward diamond drilling on the northern extension of the prolific P2 fault. At the Rabbit Lake operation, surface exploration will continue to focus on both regional and mine-related targets, principally east and north of the Eagle Point mine.
The Dawn Lake joint venture plans to continue delineation work on the Tamarack deposit. Environmental studies will continue while more engineering-related geotechnical work will be initiated. An initial resource estimate is intended to be undertaken once all the 2008 drilling program assay results are available.
Exploration activity at the Cree Zimmer and the Waterbury Lake/Cigar Lake projects continues in 2008. Priority targets on the Cree Zimmer project include the P-zone and the area along the main Key Lake fault southwest of the former Gaertner and Deilmann uranium deposits. In 2008, exploration on the Waterbury Lake project will be focused east of the Cigar Lake orebody to follow up on the mineralization encountered and also in the Tibia Lake area.
The Millennium deposit is expected to proceed to the mine planning and development stage following completion of the feasibility study and a positive development decision, which is pending. We expect the feasibility study will be complete by the end of the first quarter of 2008. Exploration on the Cree Extension joint venture will shift to testing along the Millennium trend and on a parallel trend.
Regional Exploration
The remaining exploration expenditures in 2008 are expected to be allocated among 63 projects worldwide, the majority of which are at drill target stage. Our largest investments are planned to be in Saskatchewan, where a $2.7 million program is scheduled to be completed on the Virgin River project as followup on the Centennial zone mineralization.
We will also focus on projects in the Northwest Territories and Nunavut regions of Northern Canada, where Cameco has a large land position. A significant proportion of the $9 million earmarked for Australian exploration will take place on new land positions in Western Australia and South Australia.
In 2008, exploration will also take place in the US, Mongolia, South America and in Africa. Cameco continues to evaluate other regions and projects globally, and we will add to our land position as new prospects are confirmed.
OUR FUEL SERVICES BUSINESS
Key Performance Drivers
The major factors that drive Cameco’s fuel services business results are:
•	conversion prices — spot and long-term,

•	volume — sales, production and purchases,

•	costs — production and purchases, and

•	the relationship between the US and Canadian dollars.
Prices — Spot/Long-Term (Conversion Services)
Cameco sells its conversion services directly to utilities located in many parts of the world, primarily through long-term contracts. Conversion services are priced in US dollars per kgU. The majority of conversion sales are at fixed prices adjusted for inflation. In 2007, most of our conversion sales were made under long-term contracts negotiated in a low price environment, and, therefore, we did not benefit from the current elevated UF6 conversion spot prices during the year.
Going forward, the majority of our contract commitments, totalling more than 90 million kgU over more than 10 years, are at fixed prices adjusted for inflation.
We continue to sign new long-term contracts with fixed prices that generally reflect long-term prices at the time of the contract award. Like uranium sales, we begin delivery of conversion services on average four years after the agreement has been finalized. Therefore, in the coming years, Cameco’s contract portfolio will benefit from higher fixed-price contracts signed in the recent higher priced environment.

Volumes — Sales, Production, Purchases
Sales Volume
Cameco sold 17.0 million kgU of fuel services in 2007, down 8% from the 18.5 million kgU in 2006. Cameco has met scheduled UF6deliveries since our Port Hope UF6 production was suspended in July 2007 (see “Production Volume” below). We are working with our customers to manage our worldwide pool of inventories in order to meet customer requirements at specific locations. In addition, we have arranged for voluntary deferrals of UF6deliveries and purchased UF6 conversion services.
These actions are intended to allow us to meet utility delivery commitments until Port Hope production resumes, assuming customers do not accelerate deliveries and UF6 production and other purchases proceed as planned.
The majority of the company’s conversion services are sold in the US and sales are denominated in US dollars, while production costs are incurred in Canada and denominated in Canadian dollars. A discussion about Cameco’s hedging program can be found under the heading “Foreign Exchange.”
Production Volume
Conversion Services
Our Port Hope fuel services production and SFL supply totalled 12.9 million kgU in 2007 compared to 15.4 million kgU in 2006. The decrease for 2007 is a result of the Port Hope UF6 plant shutdown due to the discovery of contamination beneath the plant in July 2007. UO2 conversion services and other activities at the site were not affected.
Cameco has received regulatory approval to begin installing the structures and new equipment required for safely restarting and operating the plant. We have already removed most of the UF6 plant floor and the top 0.6 metres of soil beneath areas of the plant where leakage was identified. Subsequent steps involve backfilling the excavated area and pouring the concrete floor of the UF6 building, adding leak-proof surface coatings and re-installing equipment. Replacement of the concrete floors has started.
Additionally, a groundwater management system outside the plant will be installed to contain, recover and treat affected groundwater. We will require approval for the final design, installation and operation of this system.
Cameco must also complete and receive CNSC approval for a comprehensive risk assessment that will identify contaminants that could pose a potential risk to the environment and verify that the selected treatment methods and technology will effectively mitigate potential risks. The health and safety of employees and the public have not and will not be adversely affected based on a preliminary risk assessment and the low concentrations of contaminants in the soil and groundwater outside the footprint of the UF6 plant.
Cameco has set a target of resuming UF6 production at its Port Hope plant in the third quarter of 2008 at the earliest. We expect to provide a more specific timetable after construction schedules are finalized and availability of contractors is confirmed. Resuming production in the UF6 plant will require CNSC approval.
The statements above regarding the target date for resumption of Port Hope UF6 production and certain other statements regarding future events, including meeting UF6 utility delivery commitments, are forward-looking information and are based upon the following key assumptions and subject to the following material risk factors that could cause results to differ materially: we have made certain assumptions regarding the timing of regulatory approvals for remediation activities, modifications to the UF6plant, and production restart, but they are subject to the risk that they take longer to obtain than anticipated; we have assumed that the UF6 plant can be brought back into production without unforeseen difficulty or delay, but that is subject to a number of risks including the risk of unusual difficulties arising from the extended length of time that the UF6 plant has been shut down, the risk that there will be a delay in or failure to procure the required contractors, equipment and suppliers, the risk of equipment failure, the risk of natural phenomena including inclement weather conditions and fire, and the risk of delay or ultimate lack of success; we have assumed that the findings in our preliminary risk assessment prove to be correct, but that is subject to the risk of adverse findings in the final risk assessment; and we have assumed our efforts to meet scheduled UF6delivery commitments will succeed, but that is subject to a number of risks including customers accelerating UF6 deliveries or UF6 production, purchases and deferrals not proceeding as planned; which are subject to the risk that costs are higher than expected.
Port Hope Conversion Facility Project
The CNSC has released, for public review, the environmental assessment guidelines required for the Vision 2010 project. This project proposes to clean up and modernize the Port Hope conversion facility site. Design and preliminary engineering for the project have been proceeding.
Potential New UF6 Supply Capacity
In addition, Cameco is working with Kazatomprom under a MOU to study the feasibility of constructing a UF6 conversion facility in Kazakhstan and elsewhere. Cameco would provide the technology and potentially hold an interest of up to 49% in the facility, at the company’s discretion. Cameco anticipates that binding agreements will be signed in 2008 and that various government approvals will be required as the agreements are implemented.
Refining
At our Blind River refinery, we produced 9.5 million kgU in 2007 compared to 17.2 million kgU for 2006. The decrease was due primarily to the suspension of UF6 production at Port Hope, which reduced the requirement for UO3 feed.
The Blind River incinerator, having received regulatory approval, was operational by the end of 2007. The incinerator has additional pollution abatement equipment.
The final environmental assessment for the proposed increase in the Blind River licensed production capacity from 18 to 24 million kgU per year is expected to be issued early in 2008 with approval expected in the fall, after which construction of modifications to meet the new licensed capacity can be completed.
Fuel Fabrication
The primary business of our fuel manufacturing facilities is to fabricate nuclear fuel bundles for sale to companies that generate electricity from Candu reactors.
In Port Hope, Ontario, our plant presses UO2 powder into pellets that are loaded into tubes and then assembled into fuel bundles for Candu utility customers. These bundles are ready to insert into the reactor core as fuel to generate clean electricity. The fuel bundles are supplied to Candu-style reactors, with sales to BPLP and BALP currently representing a substantial portion of its business. The plant’s annual capacity is approximately 1,200 tonnes uranium as finished fuel.
We are planning to modify our fuel manufacturing plant in Port Hope to produce fuel bundles containing slightly enriched uranium, subject to reaching agreement with BALP. Cameco is in the process of obtaining regulatory approval from the CNSC to produce these fuel bundles. The environmental assessment was approved by the CNSC in February 2008 and we have made a submission for approval of the licence amendment.
In Cobourg, Ontario, we operate a facility where the primary product is zirconium tubing, an integral part of fuel bundles used by nuclear reactors. The plant also manufactures various Candu reactor components and monitoring equipment.

Purchase Volume
Cameco also has purchase commitments, which primarily reflect the conversion component of the low enriched uranium from Russian HEU, re-enriched tails product and, beginning in 2006, the company’s agreement to purchase SFL’s conversion services for a 10-year period. Cameco’s UF6 conversion purchase commitments at December 31, 2007 total about 57 million kgU, most as conversion services.
Costs
Cameco’s mix of production and purchases influences its cost of sales. Operating costs are primarily fixed with about 45% attributable to labour. The largest variable operating cost is for anhydrous hydrogen fluoride, followed by energy (gas and electricity).
The majority of Cameco’s UF6 conversion purchase commitments are under long-term, fixed-price arrangements reflecting prices lower than current spot prices. These purchase commitments totalled $349 million (US) at December 31, 2007. Refer to note 25 in the financial statements. A significant portion of these purchases has been committed under existing sales contracts.
Fuel Services Strategies
Cameco’s objective is to build on and leverage its competitive advantage in fuel services. In doing so, we strive to meet four major goals to:
•	remain a sustainable low-cost producer,

•	expand market position,

•	increase supply flexibility, and

•	maximize realized prices.
To achieve these goals, the company’s strategies are to:
•	upgrade its plant and improve operating practices,

•	ensure adequate production,

•	grow its market position, and

•	manage its conversion services contract portfolio.
Learning from the extended shutdown of the Port Hope UF6 plant, we will enhance our plant and operating practices to ensure sustainable economic production for the long term. We will ensure adequate production through extending and/or expanding production from current toll conversion arrangements or pursuing opportunities to build capacity. To grow market position, we intend to expand or build new capacity. We will limit risk and capital expense by selectively pursuing partnering opportunities with other nuclear fuel cycle participants.
Fuel Services — Capability to Deliver Results
Cameco will execute our strategies and deliver on our goals by ensuring:
•	community relations at Port Hope continue to strengthen,

•	sufficient human resources are available to replace an aging workforce,

•	capital is available over the longer term given our expansion plans, and

•	adequate resources are allocated to maintain and grow our fuel services business.

Community Relations
We have significantly increased our community outreach program in Port Hope through the implementation of a series of ongoing community liaison forums, community newsletters, newspaper advertising, open houses and a Port Hope dedicated website (camecoporthope.com). The response from the community has been very positive with excellent attendance at our forums and open houses.
Human Resources
As with our uranium business, we need to ensure we have sufficient human resources to replace the aging fuel services workforce. At December 31, 2007, about 36% of the conversion services workforce was age 50 or older. We have identified the critical workforce segments and developed a long-term people strategy that includes workforce planning to meet that challenge.
Ready Access To Capital
For information on this topic, refer to section titled “Uranium — Capability to Deliver Results — Ready Access to Capital” in this MD&A.
Adequate Resources
Cameco believes it has the appropriate capabilities in place to maintain its low-cost status, protect and grow its market position and improve its supply flexibility. We intend to remain competitive in the longer term and retain the flexibility to quickly take advantage of future new market opportunities. Cameco constantly reviews options to grow the fuel services business to meet these longer term opportunities.
Foreign Exchange
The relationship between the Canadian and US dollars affects financial results of the uranium business as well as the fuel services business. For that reason, the effect on both businesses will be discussed in this section.
Sales of uranium and fuel services are routinely denominated in US dollars while production costs are largely denominated in Canadian dollars. We attempt to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Hedging activities partly shelter our uranium and fuel services revenues against declines in the US dollar in the shorter term.
Cameco also has a natural hedge against US currency fluctuations because a portion of its annual cash outlays, including purchases of uranium and fuel services, is denominated in US dollars. The influence on earnings from purchased material in inventory is likely to be dispersed over several fiscal periods and is more difficult to identify.
At each balance sheet date, Cameco calculates the mark-to-market value of all foreign exchange contracts with that value representing the gain or loss that would have occurred if the contracts had been closed at that point in time. We account for foreign exchange contracts that meet certain defined criteria (specified by generally accepted accounting principles) using hedge accounting. Under hedge accounting, mark-to-market gains or losses are included in earnings only at the point in time that the contract is designated for use. In all other circumstances, mark-to-market gains or losses are reported in earnings as they occur.
At December 31, 2007, the Canadian dollar strengthened against the US dollar to $0.99 from $1.17 at December 31, 2006. Over the course of the year, the exchange rate averaged $1.08.

At December 31, 2007, we had foreign currency contracts of $1,568 million (US) and EUR 88 million that were accounted for using hedge accounting and foreign currency contracts of $340 million (US) that did not meet the criteria for hedge accounting. The foreign currency contracts are scheduled for use as follows:

	2008	2009	2010	2011
$ millions (US)	918	510	380	100
EUR millions	45	20	15	8
The US currency contracts have an average effective exchange rate of $1.11 (Cdn) per $1.00 (US), which reflects the original foreign exchange spot prices at the time contracts were entered into and includes net deferred gains.
At December 31, 2007, the mark-to-market gain on all foreign exchange contracts designated as hedges was $118 million compared to a $34 million loss at December 31, 2006. For those contracts not designated as hedges, the mark-to-market gain of $22 million has been included in earnings for 2007.
Timing differences between the maturity dates and designation dates on previously closed hedge contracts may result in deferred revenue or deferred charges. At December 31, 2007, net deferred gains totalled $80 million. The schedule for net deferred gains to be released to earnings, by year, is as follows:

Deferred Gains (Charges)	2008	2009	2010	2011
$ millions (Cdn)	49	18	13	0
In 2007, most of the net inflows of US dollars were hedged with currency derivatives. Net inflows represent uranium and fuel services sales less US dollar cash expenses and US dollar product purchases. For the uranium and fuel services businesses in 2007, the effective exchange rate, after allowing for hedging, was about $1.11 compared to $1.20 in 2006.
For sensitivity of our net earnings in 2008 to changes in the US to Canadian dollar exchange rate, see the section titled “Consolidated Outlook for 2008” in this MD&A.

4. OUR PERFORMANCE AND OUTLOOK
2007 CONSOLIDATED FINANCIAL RESULTS
In 2007, Cameco recorded strong financial results and established a number of records in key measures of financial performance, exceeding the previous results achieved in 2006. The following table illustrates these measures.

For the Years Ended December 31
($ millions)	2007	2006	% Change
Revenue	$2,310	$1,832	26
Net earnings	416	376	11
Adjusted net earnings[1]	603	274	120
Cash from operations	801	418	92
In our 2007 third quarter report, we indicated that our consolidated revenue for the year was expected to be about 30% higher than in 2006. However, actual revenue came in below expectations (26% higher than in 2006) due to deliveries of uranium and conversion services being rescheduled to 2008.
Consolidated Earnings
Earnings
For the year ended December 31, 2007, our net earnings were $416 million ($1.13 per share diluted), $40 million higher than net earnings of $376 million ($1.02 per share diluted) recorded in 2006. Cameco recorded a number of amounts related to unusual items in net earnings for 2007 and 2006. In 2007, Cameco recorded an after-tax loss of $153 million ($0.41 per share diluted) as the results of the agreements reached among Cameco, Centerra and the Government of the Kyrgyz Republic, an after-tax expense of $59 million ($0.16 per share diluted) due to the amendment to the company’s stock option program under which a cash settlement feature was introduced and a $25 million ($0.07 per share diluted) recovery of future income taxes due to tax legislation changes enacted by the federal government. In 2006, Cameco recorded a non-cash recovery of $73 million ($0.19 per share diluted) of future income taxes related to reductions in federal and provincial income tax rates and a net gain of $29 million ($0.08 per share diluted) due to the sale of its interest in the Fort à la Corne diamond project. Consolidated earnings in the following discussion are adjusted to exclude these items in order to provide a more meaningful basis for period-to-period comparisons of the financial results. Adjusted net earnings, a non-GAAP measure, should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP.
For the year ended December 31, 2007, our adjusted net earnings1 were $603 million ($1.63 per share adjusted and diluted), $329 million higher than the adjusted net earnings1 of $274 million ($0.75 per share adjusted and diluted) recorded in 2006. The increase was due to higher earnings in the uranium business resulting from a significant increase in the realized selling price driven by the rise in the spot price of uranium, partially offset by higher costs in the fuel services business related to the discovery of uranium contamination in the soil beneath the UF6 plant in Port Hope.

[1]	Net earnings for the years ended December 31, 2006 and 2007 have been adjusted to exclude a number of items. Adjusted net earnings is a non-GAAP measure. For a description, see “Use of Non-GAAP Financial Measures” in this MD&A.

Earnings from operations increased to $475 million in 2007 from $335 million in 2006. The aggregate gross profit margin increased in 2007 to 38% from 28% in 2006 due to higher realized prices for uranium.
Corporate Expenses
Administration
In 2007, Cameco’s administration expenses include direct costs for administration as well as expenses for stock-based compensation. As a result of the amendment to our stock option program, the amount of the reported expense is determined using the Cameco share price as of the date of the financial statements. Thus, the reported expense may vary significantly from period to period. The following table illustrates the components of our administration expense.

$ millions	2007	2006	Change
Direct administration	$132	$118	$14
Stock-based compensation[1]	(5)	25	(30)
Total administration	$127	$143	($16)

[1]	Stock-based compensation includes amounts charged to administration under the stock option deferred share unit, performance share unit and phantom stock option plans. It does not include the $94 million charge related to the amendment of the stock option plan in 2007. See note 21 to the financial statements.
In 2007, direct administration costs were $132 million, an increase of $7 million compared to 2006 due to increased costs for systems enhancements and higher costs for recruiting, retention and maintenance of the workforce.
Cameco also recorded a net recovery of $5 million in 2007 for stock compensation as a result of the decline in the share price following the amendment of the stock option program. The stock compensation expense reported above does not include the $94 million charge recorded at the date of the amendment.
Interest And Other
In 2007, interest and other charges were $29 million lower than in 2006 due to the recognition of $40 million in gains on foreign exchange contracts that do not qualify for hedge accounting, partially offset by foreign exchange losses recorded on US dollar-denominated asset balances and a provision of $5 million for the decline in the fair value of investments in asset-backed commercial paper. Refer to note 14 in the notes to the financial statements.
Income Taxes
In 2007, we recorded a tax expense of $29 million compared to a net tax recovery of $69 million for 2006.
In 2007, the federal Government introduced amendments to the Canadian Income Tax Act that provide for a 4% reduction in the general corporate income tax rate. The federal tax rate will decline in 2012 from 19% to 15%. This legislation was substantively enacted in 2007. Under Canadian accounting rules, the cumulative effect of a change in income tax legislation on future income tax assets and liabilities is included in a company’s financial statements in the period of substantive enactment. Accordingly, Cameco reduced its balance sheet provision for future income taxes and recognized a non-cash income tax adjustment of $25 million ($0.07 per share diluted) in 2007.
In 2006, the government of Saskatchewan amended the provincial income tax laws to provide for a 5% reduction in the general corporate income tax rate. The provincial tax rate is declining from 17% to 12% over a three-year period commencing July 1, 2006. Also in 2006, the federal government introduced amendments to the Canadian Income Tax Act that provide for a 2% reduction in the general corporate income tax rate. The federal tax rate will decline from its previous level of 21% to 19% over a three-year period commencing in 2008. Amendments were also introduced to eliminate the corporate surtax, which effectively will decrease the federal income tax rate by 1%, starting in 2008. Accordingly, Cameco reduced its balance sheet provision for future income taxes and recognized a non-cash income tax adjustment of $73 million ($0.19 per share diluted) in 2006.
Also in 2006, confirmation was received with respect to the deductibility of the Saskatchewan provincial resource surcharge for the years prior to 2001. As a result, a $17 million reduction of future taxes was recorded.
In 2007, our effective tax rate increased slightly to 7% from 6% in 2006 due to higher taxes in Centerra. The Boroo mine in Mongolia had been exempt from paying corporate income taxes until early 2007. The effective rates for 2007 and 2006 are based on adjusted net earnings and the rate for 2006 also excludes the $17 million recovery mentioned above.
Income tax expense also includes capital taxes of approximately $2 million in each of 2007 and 2006, respectively. Refer to note 17 in the notes to the financial statements.
Cash Resources
Operating Activities
In 2007, Cameco generated record cash from operations of $801 million compared to the previous record of $418 million in 2006. The increase of $383 million reflects higher uranium revenue compared to 2006 and a reduction in non-cash working capital during the year. Trade receivables were $75 million lower than at the end of 2006 due to the timing of sales in the uranium and fuel services businesses.
Investing Activities
In 2007, cash used in its investing activities was $527 million, unchanged compared to 2006. Total expenditures for property, plant and equipment in 2007 were $494 million, an increase of $35 million over 2006 due to higher development charges at Inkai ($19 million) and increased capital expenditures at the Saskatchewan uranium operations. In 2006, Cameco spent $84 million in the acquisition of its fuel manufacturing subsidiary and collected $45 million as a result of the sale of its interest in the Fort à la Corne joint venture.
For 2007, investing activities included $77 million for sustaining capital at McArthur River/Key Lake, $69 million in development costs at Cigar Lake and $31 million in capitalized interest charges.
Financing Activities
In 2007, Cameco used $437 million in its financing activities compared to $182 million in 2006 due largely to the share repurchase program. In 2007, Cameco spent $429 million to repurchase and cancel 9.6 million shares. In 2006, Cameco redeemed $150 million in debentures. In 2007, the company paid a record total of $67 million in dividends, up from $53 million in 2006.
Balance Sheet
Cash
At December 31, 2007, our consolidated cash balance totalled $132 million with Centerra holding $104 million of this amount.

Inventories
Our product inventories increased by $21 million to $437 million compared to the end of 2006. The increase in the inventory value was attributable to higher unit costs due primarily to higher unit costs for uranium and fuel services, partially offset by a 22% decline in the quantity of conversion inventory. The average cost of our uranium rose due to higher production costs. The cost of conversion services has risen due to higher production costs and an increase in the cost of purchased material. Refer to note 4 in the notes to the financial statements.
Debt
At December 31, 2007, our total debt was $726 million, representing an increase of $21 million compared to December 31, 2006. Included in the December 31, 2007 balance was $190 million, which represents our proportionate share of BPLP’s capital lease obligation. At December 31, 2007, our consolidated net debt to capitalization ratio was 18%, up from 12% at the end of 2006. Refer to note 8 in the financial statements.
Investments
Cameco has a number of investments in publicly traded entities. The following table illustrates the book and market values for its more significant holdings.

	Book Value	Market Value[1]
Investment ($ millions)	Dec 31/07	Dec 31/07	Dec. 31/06
Centerra Gold Inc. [2]	$375	$1,432	$1,504
UEX Corporation	14	258	220
Western Uranium	13	13	N/A
UNOR Inc.	8	6	14
CUE Capital	7	7	N/A
Total	$417	$1,716	$1,738

[1]	Market value is calculated as the number of shares outstanding multiplied by the closing share price as quoted on the TSX on December 31, 2006 and December 31, 2007.

[2]	The market value for the investment in Centerra has not been reduced to reflect the 22.3 million shares that are to be transferred upon the closing of the restructuring arrangement with the Kyrgyz Republic.
Off-Balance Sheet Arrangements
In the normal course of operations, Cameco enters into certain transactions, which are not required to be recorded on its balance sheet. These activities include the issuing of financial assurances and long-term product purchase contracts. These arrangements are discussed in the following sections of this MD&A and the notes to the financial statements:
•	Financial Assurances:
•	2007 Nuclear Electricity Generation Business,

•	Liquidity and Capital Resources,

•	Risks and Risk Management, and

•	Notes 8, 9, 25 and 27 of the Financial Statements.
•	Long-Term Product Purchase Contracts
•	Uranium Business,

•	Liquidity and Capital Resources, and

•	Note 25 of the Financial Statements.

CONSOLIDATED OUTLOOK FOR 2008
In 2008, Cameco expects consolidated revenue from its nuclear fuel and electricity businesses to increase by about 3% to 10% over 2007, due largely to expected higher revenue from the uranium business. Gold revenue is excluded from this forecast, as Cameco will equity account for Centerra’s results instead of consolidating them once Cameco’s ownership in Centerra falls below 50%. We expect this to occur once the pending transaction with the Kyrgyz government is completed.
Administration costs, excluding stock-based compensation, are projected to be 10% to 15% greater than in 2007. The increase reflects anticipated growth in the workforce, and costs to maintain the workforce. Uranium exploration costs are expected to range from $50 million to $55 million in 2008.
For 2008, the effective tax rate is expected to be in the range of 10% to 15% compared to approximately 7% in 2007. The rate for 2007 is calculated on adjusted net earnings.
At December 31, 2007, every one-cent increase/decrease in the US to Canadian dollar exchange rate would result in a corresponding increase/decrease in net earnings of about $5 million (Cdn) related to unhedged exposures and about a $2 million (Cdn) decrease/increase related to mark-to-market exposure on hedges that do not qualify for hedge accounting. Going forward, we expect to continue to reduce our US dollar hedge position.
Capital Expenditures

(Cameco’s share in $ millions)	2008 Plan	2007 Actual
Growth Capital
Cigar Lake	108	62
Inkai	27	56
Rabbit Lake	19	—
US ISR	5	—
Fuel Services	12	—
Total Growth	171	118

Sustaining Capital
McArthur River/Key Lake	164	77
US ISR	48	28
Rabbit Lake	33	34
Fuel Services	56	36
Other	23	6
Total Sustaining	324	181
Capitalized Interest	39	31
Total Uranium & Fuel Services	534	330

Bruce Power (BPLP)[1]	39	31
Gold[2]	68	132

[1]	Reflects Cameco’s 31.6% share of expenditures and expected to be funded by BPLP.

[2]	Represents 100% of Centerra’s expenditures and expected to be funded by Centerra.
For 2007, our capital expenditures of $330 million for uranium and fuel services were $87 million lower than our planned expenditures for the year, due largely to curtailed activity at our Rabbit Lake and fuel services operations. Projects at the Rabbit Lake mill were deferred due to the change in the development schedule for Cigar Lake following the flooding in 2006. At Port Hope, capital projects were delayed due to the discovery of the contaminated soil under the UF6 plant that has resulted in plant shutdown and corrective actions since July 2007.
In 2008, we expect total capital expenditures for uranium and fuel services to increase by 62% to $534 million. The increase is largely the result of higher sustaining capital expenditures for the revitalization programs at Key Lake and well field expansions at the US ISR operations. Sustaining capital expenditures will also increase at fuel services to improve production processes and meet new regulatory requirements.
Capital expenditures are classified as growth or sustaining. Growth capital is defined as capital spent to bring on incremental production plus business development initiatives. The remainder is classified as sustaining capital. For growth projects, total expenditures are projected to be $171 million.
This consolidated outlook for 2008 is forward-looking information and is based upon the key assumptions and subject to the material risk factors that could cause results to differ materially which are discussed under the heading “Caution Regarding Forward-Looking Information and Statements”, and the particular assumptions and material risk factors relating to each of our business segments that are discussed following the outlook for that segment presented below.
2005-2007 CONSOLIDATED FINANCIAL HIGHLIGHTS

For the Years Ended December 31
($ millions except per share amounts)	2007	2006	2005
Revenue	2,310	1,832	1,313
Earnings from operations	475	335	121
Net earnings	416	376	215
- per common share (basic)	1.18	1.07	0.62
- per common share (diluted)	1.13	1.02	0.60
Adjusted net earnings [1]	603	274	208
Cash provided by operations	801	418	278
Total assets	5,371	5,140	4,773
Long-term financial liabilities	1,633	1,592	1,687
Dividends per common share	$0.20	$0.16	$0.12

[1]	Net earnings for the years ended December 31, 2005, 2006 and 2007 have been adjusted to exclude a number of items. Adjusted net earnings is a non-GAAP measure. For a description see “Use of Non-GAAP Financial Measures” in this document.
The following points are intended to assist the reader in analyzing the trends in the annual financial highlights for the years 2005 through 2007.
•	Revenue has trended higher over the three-year period, rising by 76% over 2005 to a record $2,310 million in 2007. This increase was primarily the result of an increase in the realized selling price for uranium, which averaged $41.68 per pound (Cdn) in 2007 compared to $20.14 per pound (Cdn) in 2005. Revenue from the fuel services business has also risen over the three-year period due to improved prices and the acquisition of our fuel manufacturing subsidiary in 2006.

•	Earnings from operations have also trended higher during the period, but the rise has been tempered somewhat by higher costs for product sold, higher administration charges and greater investment in exploration. The increase in the cost of sales was attributable to higher costs for purchased uranium and conversion services, driven by rising spot prices as well as higher royalty charges for uranium. Our administration costs have risen significantly over the three-year period due to establishing Centerra as a separate publicly traded company, higher stock compensation expenses, higher costs for regulatory compliance and growth in the workforce.

•	Net earnings have trended with revenue but our results have been significantly influenced by unusual items over the past three years. In 2005, there were two unusual items: 1) the disposition of our investment in ERA which resulted in a gain of $69 million (after tax), and 2) the restructuring of the BPLP partnership, which resulted in an after-tax loss of $62 million. In 2006, we recorded income tax recoveries of $73 million as the result of changes in tax legislation, and we recognized a gain of $29 million (after tax) on the sale of our interest in the Fort à la Corne joint venture. In 2007, we recorded charges of $153 million after tax related to the restructuring of Centerra and $59 million after tax related to the amendment to the stock option plan to provide for a cash settlement feature, as well as a $25 million recovery of future income taxes due to tax legislation changes.

•	Excluding the adjustments noted above, net earnings for 2007 have nearly tripled at $603 million compared to the $208 million recorded in 2005. The 32% increase to $274 million in 2006 from 2005 was attributable to improved results in the uranium business related to an improved realized price, driven by a significant increase in the spot price for uranium. Earnings were also bolstered by stronger results in the gold business. These improvements were partially offset by reduced earnings from BPLP as well as higher charges for administration and the recognition of remediation costs at Cigar Lake. Adjusted net earnings rose to $603 million in 2007 compared to $274 million in 2006 due to continued improvement in the realized price for uranium, due primarily to higher uranium spot prices. Realized prices under fixed-price contracts were also stronger.

•	In 2007, Cameco generated record cash from operations of $801 million compared to $418 million in 2006. This increase of $383 million was mainly attributable to the higher revenues in 2007. Cash from operations of $418 million in 2006 represented an increase of $140 million compared to the $278 million recorded in 2005. This increase was mainly due to higher revenues in the uranium business and the proportionate consolidation of BPLP results in 2006.

•	The major components of Cameco’s long-term financial liabilities are long-term debt, future income taxes and the provision for reclamation. In 2007, Cameco’s total long-term financial liabilities increased to $1,633 million from $1,592 million at the end of 2006 due to a $56 million increase in our provision for reclamation and a $21 million increase in long-term debt, partially offset by a $54 million reduction in future income taxes due largely to changes in Canadian tax rates.

•	At the end of 2007, Cameco’s total assets amounted to $5,371 million, an increase of $231 million over the previous year. Most of the change was due to the increased investment in property, plant and equipment related to development expenditures for Cigar Lake and Inkai as well as sustaining capital for the other uranium operations.
2007 URANIUM BUSINESS FINANCIAL RESULTS
Cameco’s uranium business consists of the McArthur River, Key Lake and Rabbit Lake mine and mill operations in Saskatchewan, two ISR mines in the US, the Inkai ISR test mine in Kazakhstan, the Cigar Lake development project in Saskatchewan and uranium exploration projects located primarily in Canada and Australia. The uranium business also involves the purchase and sale of uranium concentrates.

Uranium Business Highlights

	2007	2006	% Change
Revenue ($ millions)	1,269	803	58
Gross profit ($ millions)	648	237	173
Gross profit %	51	30	70
Earnings before taxes ($ millions)	572	181	216
Average realized price
($US/lb)	37.47	20.62	82
($Cdn/lb)	41.68	24.72	69
Sales volume (million lbs)	30.2	32.1	(6)
Production volume (million lbs)	19.8	20.9	(5)
Revenue
Compared to 2006, revenue from our uranium business rose by 58% to $1,269 million due to an 82% increase in the realized selling price (in US dollars), partially offset by a 6% decline in reported sales volumes. The timing of deliveries of uranium products within a calendar year is at the discretion of customers. Therefore, our quarterly delivery patterns can vary significantly. The average realized price in Canadian dollars increased by only 69% due to the strengthening of the Canadian dollar relative to the US dollar. The increase in the average realized price in 2007 was largely due to higher uranium spot prices, which averaged $99.29 (US) per pound compared to $49.60 (US) in 2006. Realized prices under fixed-price contracts were also stronger than in the prior year. The average realized price in 2007 reflects the effect of some older, lower priced contracts expiring and being replaced with newer, higher priced contracts.
Cost of Products and Services Sold
For 2007, the cost of products and services sold was $516 million ($17.09 per pound U3O8) compared to $472 million ($14.71 per pound U3O8) in 2006, due largely to higher charges for royalties. In 2007, Cameco recorded total royalty expenses of $60 million compared to $22 million in 2006 due to the increase in realized selling price, resulting in higher overall royalty payments and the recognition of $18 million in tiered royalty charges. The cost of products sold was also impacted by higher unit production costs, which rose by 20% compared to 2006 due to increased labour costs and lower production.
Depreciation, Depletion and Reclamation
In 2007, depreciation, depletion and reclamation (DD&R) charges were $105 million compared to $94 million in 2006 due to a higher proportion of sales commitments being met with produced uranium rather than purchased material. On a per unit basis, DD&R costs were about 15% higher than in 2006.
Gross Profit
In 2007, our gross profit from the uranium business amounted to $648 million compared to $237 million in 2006, an increase of 173%. This was attributable to the 69% increase in the realized price for uranium and was partially offset by the higher charges for royalties. Our earnings before taxes from the uranium business improved to $572 million from $181 million last year, while the profit margin rose to 51% from 30% in 2006 again due to the higher realized selling price.
2008 Outlook for Uranium
In 2008, reported uranium sales quantities are expected to total 31 million to 33 million pounds U3O8. We expect our reported revenue to be about 5% to 15% greater than in 2007 due to the expected increase in both reported sales volume and realized price, based on an estimated spot price of $74.00 (US) per pound, reflecting the UxC spot price as of March 3, 2008. Changes in the uranium spot price will impact the prices we realize under our contracts.

Cameco’s share of uranium production for 2008 is projected to total about 20.6 million pounds of U3O8, up slightly compared to 2007 due to the anticipated start of commercial production at Inkai.
The unit cost of product sold is projected to increase by 5% to 10% as a result of higher royalty costs and increased production costs expected in 2008.
We currently estimate that tiered royalties will reduce net earnings between $40 million and $45 million in 2008. We will be eligible for additional capital allowances once Cigar Lake commences production, at which time we do not expect to pay tiered royalties until the additional allowances are fully exhausted. The following is an example of how tiered royalties are estimated.
Calculation Of Tiered Royalties
(2007 rates; index value to determine rates for 2008 not available until April, 2008)
Assumptions:
•	based on 100,000 pounds U3O8 sold, and

•	no capital allowance is available

Sales Price	Tier 1	Tier 2	Tier 3	Total Tiered
Realized ($ Cdn)	Royalty[1]	Royalty[2]	Royalty[3]	Royalty
$25.00	$50,820	$800	—	$51,620
$35.00	$110,820	$40,800	$9,650	$161,270
$45.00	$170,820	$80,800	$59,650	$311,270
$55.00	$230,820	$120,800	$109,650	$461,270
$65.00	$290,820	$160,800	$159,650	$611,270
$75.00	$350,820	$200,800	$209,650	$761,270
$85.00	$410,820	$240,800	$259,650	$911,270

[1]	6% x (Sales Price — $16.53) x 100,000 pounds U3O8

[2]	4% x (Sales Price — $24.80) x 100,000 pounds U3O8

[3]	5% x (Sales Price — $33.07) x 100,000 pounds U3O8
Uranium Price Sensitivity (2008)
For 2008, a $10.00 (US) per pound change in the uranium spot price from $74.00 (US) per pound (reflecting the UxC spot price at March 3, 2008) would change revenue by $67 million (Cdn) and net earnings by $48 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.04 (Cdn) as a result of our currency hedge program.
This uranium business outlook for 2008 is forward-looking information and is based upon the key assumptions and subject to the material risk factors that could cause results to differ materially which are discussed under the heading “Caution Regarding Forward-Looking Information and Statements”. In particular, we have assumed that there will be no significant changes in sales volumes, purchases and prices, and that there will be no disruption or reduction of supply from our facilities or third-party sources other than as disclosed. We have also assumed a uranium spot price of $74.00 (US) per pound reflecting the UxC spot price as of March 3, 2008. Material risk factors that could cause actual results to differ materially include significant adverse changes in sales volumes, purchases and prices, and the actual occurrence of additional supply disruptions or reductions.
Uranium Price Sensitivity (2008 To 2012)
The table below shows an indicative range of average prices that Cameco would expect to realize under its sales portfolio at this time. The prices shown in the table are intended to provide the reader with a general indication of how Cameco’s expected realized prices for uranium may tend to vary with changes in spot market prices. This information will change as Cameco enters into new contracts. Due to the number of variables affecting Cameco’s realized prices, we have made a simplifying assumption regarding spot prices. We set the spot price at the levels noted and calculated our expected realized prices accordingly. For example, under the $80.00 (US) spot price scenario, the calculation of realized prices assumes the spot price reaches $80.00 (US) at January 1, 2008 and remains at that level through 2012. Each column in the table should be read assuming the column header spot price remains constant for the entire five-year period. Actual realized prices in any given year will differ from what is shown in the table due to the fact that we are continually signing new contracts, with first deliveries beginning as far out as five years after contract signing.
We presented a similar table in our 2007 third quarter MD&A that contained an indicative range of average prices for the years 2013 through 2017. However, as expected, price estimates become increasingly more uncertain as they extend further into the future. We believe that it is appropriate to limit the information contained in this table to a five-year period. As such, we have decided to withdraw the information contained in the table for the years 2013 through 2017. Accordingly, information previously presented for those years should no longer be relied upon as that information was based upon a number of assumptions that may not be valid and will not be updated, including the composition of Cameco’s uranium contract portfolio, which changes as Cameco enters into new contracts.
As shown in the table, in the $20.00 (US) scenario, Cameco would expect the average realized price to exceed the spot price over the next five years, reaching almost double the spot price by 2012. In the $140.00 (US) scenario, Cameco would achieve average realized prices of more than 60% of the spot price by 2012. These prices are in current dollars, which are dollars in the year they are actually received or paid.
It is useful to provide an overview of the changes in expected realized prices in 2008 compared to the information published in the third quarter of 2007. The general trend is an increase in the expected realized prices at a spot price of $100.00 (US) or less. This is largely due to recent changes in scheduled deliveries for 2008, including some deliveries rescheduled into 2008 from 2007.
Cameco Expected Average Realized Uranium Price (Rounded to the nearest $1.00)
Current US $/lb U3O8

	$20	$40	$60	$80	$100	$120	$140
2008	$28	$33	$38	$42	$47	$51	$55
2009	$27	$33	$39	$43	$48	$53	$58
2010	$33	$39	$47	$53	$60	$67	$74
2011	$38	$42	$50	$56	$63	$69	$76
2012	$39	$42	$51	$59	$67	$76	$85
This price table is forward-looking information and is based upon the material assumptions, and subject to the material risks, discussed under the heading “Caution Regarding Forward-Looking Information and Statements”, as well as the following key assumptions, and material risks which could cause actual prices to vary:
•	sales volume of 33 million pounds for 2008 (which has been adjusted for the accounting requirements of the loan agreements) and a sales volume of about 30 million pounds for each year thereafter. Variations in our actual sales volume could lead to materially different results;

•	utilities take the maximum quantities allowed under their contracts, which is subject to the risk that they take lower quantities resulting in materially different realized prices;

•	Cameco defers a portion of deliveries under contract for 2009 through 2011 as a result of exercising its rights under supply interruption provisions;

•	all volumes for which there are no existing sales commitments are assumed to be delivered at the spot price assumed for each scenario, which is subject to the risk that sales are at prices other than spot prices which could result in materially different realized prices;

•	the average long-term price indicator in a given year is assumed to be equal to the average spot price for that entire year. Fluctuations in the spot price or the long-term price, during the course of a year could lead to materially different results; and

•	an inflation rate of 2.5%, but variations in the inflation rate could have a material impact on actual results.
The assumptions stated above, including our annual sales volumes and the price realized from them, are made solely for the purpose of the foregoing price table and do not necessarily reflect our views of anticipated results.
2007 FUEL SERVICES BUSINESS FINANCIAL RESULTS
Fuel Services Highlights

	2007	2006	% Change
Revenue ($ millions)	239	224	7
Gross profit ($ millions)	(23)	25	(192)
Gross profit %	(10)	11	(191)
Earnings before taxes ($ millions)	(27)	22	(223)
Sales volume (million kgU) [1]	17.0	18.5	(8)
Production volume (million kgU) [2]	12.9	15.4	(16)

[1]	Kilograms of uranium

[2]	Production volume includes UF6, UO2, fuel fabrication and UF6 supply from SFL.
Revenue
In 2007, revenue from our fuel services business rose by 7% to $239 million compared to 2006 as the impact of a decline in reported sales volumes was offset by an increase in the realized price. Compared to 2006, sales volumes were 8% lower due to reduced customer requirements and UF6 production constraints in 2007. The average realized selling price for our fuel services products was 15% higher than in 2006. Most conversion sales are at fixed prices and have not yet fully benefited from the increase in UF6 spot prices, but the trend has been positive.
Cost of Products and Services Sold
In 2007, the cost of products and services sold was $238 million compared to $180 million in 2006, an increase of 32% due primarily to the shutdown of the UF6 conversion plant following the discovery of contaminated soil in July 2007. All costs incurred during the shutdown ($27 million) have been expensed as incurred (including $2 million for the cleanup of contaminated soil) and an additional $15 million was accrued as a provision for the cleanup.
Depreciation, Depletion and Reclamation
In 2007, DD&R charges were $24 million compared to $19 million in 2006 due largely to increased estimates for asset retirement obligations. Late in 2007, Cameco updated its decommissioning plans for its fuel services facilities. These plans included revised cost estimates, which were more than double the previous amounts. The higher estimated costs are charged to earnings over the remaining expected lives of the facilities and, as a result, DD&R charges rose in 2007.
Gross Profit
In 2007, Cameco recorded a loss before taxes from the fuel services business of $27 million compared to a profit of $22 million in 2006. The lower profitability was due primarily to the higher costs associated with the shutdown of the UF6 plant.
Fuel Services Outlook for 2008
Cameco expects 2008 revenue from the fuel services business to be 5% to 10% less than that reported in 2007. The average realized selling price for our fuel services products is expected to increase modestly, while the reported sales volumes are expected to be 5% to 10% lower than those reported in 2007.

Fuel services production at Port Hope and SFL supply are expected to total between 9 and 12 million kgU in 2008 compared to 12.9 million kgU in 2007. Cameco expects the Port Hope UF6 conversion plant will restart production in the third quarter of 2008 at the earliest. We anticipate annual production for 2008 at Blind River to be about 10 million kgU.
Fuel Services Price Sensitivity Analysis
The majority of fuel services sales are at fixed prices with inflation escalators. In the short term, Cameco’s financial results for fuel services are relatively insensitive to changes in the spot price for conversion. Newer fixed-price contracts generally reflect longer term prices at the time of contract award. Therefore, in the coming years, our contract portfolio for conversion services will be positively impacted by these higher fixed-price contracts.
This fuel services business outlook for 2008 is forward-looking information and is based upon the key assumptions and subject to the material risk factors that could cause results to differ materially, which are discussed under the heading “Caution Regarding Forward-Looking Information and Statements”. In particular, we have assumed that there will be no significant changes in sales volumes, purchases and prices, and that there will be no disruption or reduction of supply from our facilities or third-party sources other than as disclosed. We have also assumed the successful restart and rampup of the Port Hope UF6 plant in the third quarter of 2008 at the earliest. Material risk factors that could cause actual results to differ materially include significant adverse changes in sales volumes, purchases and prices, the actual occurrence of additional supply disruptions and the unsuccessful restart and/or rampup of the Port Hope UF6 plant.
2007 NUCLEAR ELECTRICITY GENERATION BUSINESS RESULTS
Bruce Power Limited Partnership (100% basis)

	2007	2006	% Change
Output — terawatt hours (TWh)	25.3	25.8	(2)
Capacity factor (%) [1]	89	91	(2)
Realized price ($/MWh)	52	48	8
Average Ontario electricity spot price ($/MWh)	48	46	4
($ millions)
Revenue	1,319	1,242	6
Operating costs [2]	881	807	9
Cash costs	759	701	8
- operating & maintenance	578	523	11
- fuel	68	65	5
- supplemental rent [3]	113	113	0
Non-cash costs (amortization)	122	106	15
Income before interest and finance charges	438	435	1
Interest and finance charges	—	47	(100)
Earnings before taxes	438	388	13
Cash from operations	506	514	(2)
Capital expenditures	98	103	(5)
Distributions	455	480	(5)
Operating costs ($/MWh)	35	31	13

[1]	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

[2]	Net of cost recoveries.

[3]	Supplemental rent is about $28.3 million per operating reactor for 2007.

Cameco’s Earnings from BPLP

$ millions	2007	2006	% Change
BPLP’s earnings before taxes (100%)	438	388	13
Cameco’s share of pre-tax earnings before adjustments	138	122	13
Proprietary adjustments	(1)	6	(117)
Pre-tax earnings from BPLP	137	128	7
Earnings Before Taxes
For the year ended December 31, 2007, BPLP earnings before taxes were $438 million compared to $388 million in 2006. The higher earnings are a result of higher realized prices and gains recorded on fair value changes of sales contracts, offset by lower electricity generation and higher operating costs. For the year, Cameco’s earnings before tax from BPLP amounted to $137 million compared to $128 million in 2006.
Output
In 2007, the BPLP units achieved a capacity factor of 89% compared with 91% last year. These units produced 25.3 TWh in 2007, a decrease of 0.5 TWh over 2006 due primarily to higher planned outage days.
Price
For 2007, BPLP’s electricity revenue totalled $1,319 million compared to $1,242 million in 2006. During the year, BPLP’s realized price averaged $52 per MWh from a mix of contract and spot sales compared with $48 per MWh in 2006. The Ontario electricity spot price averaged about $48 per MWh in 2007, up $2 per MWh from 2006.
During 2007, about 38% of BPLP’s output was sold under fixed-price contracts compared to 51% in 2006.
Cameco provides guarantees to customers under these contracts of up to $47 million. At December 31, 2007, Cameco’s actual exposure under these guarantees was nil. In addition, Cameco has agreed to provide up to $133 million in guarantees to CNSC and $58 million to OPG to support other Bruce Power commitments. Of these amounts, corporate guarantees have been issued for $24 million to CNSC and $58 million to OPG at December 31, 2007.
Costs
For 2007, operating costs were $881 million compared with $807 million in 2006. This increase primarily reflects the additional costs associated with the unit B6 planned outage, additional overtime to maintain the base work programs, winter storm coverage during the first quarter and higher post-employment benefits and other employee-related costs.
Cash from Operations
For 2007, BPLP generated $506 million in cash from operations compared to $514 million in 2006. The benefit of the higher revenues was offset by an increase in working capital requirements.
Capital Expenditures
In 2007, capital expenditures were $98 million, down slightly from $103 million in 2006. The amount for 2007 represented sustaining capital expenditures.
Cash Distributions
BPLP also distributed $455 million to the partners in 2007. Cameco’s share was $144 million. The partners have agreed that all future excess cash will be distributed on a monthly basis and that separate cash calls will be made for major capital projects.

BPLP’s Outlook for 2008
For 2008, we anticipate BPLP revenue to be 5% to 10% higher than in 2007 due to higher generation and higher expected realized prices, which are made up of fixed contract prices and Ontario spot market electricity prices. In 2007, the average realized price was $52 per MWh.
In 2008, capacity factors for the B units are expected to average about 91%.
For 2008, the average unit cost (net of cost recoveries) is expected to remain at about $35 per MWh. Total operating costs are expected to rise by 3% in 2008 over 2007, due primarily to a rise in fuel costs.
2008 BPLP Capital Expenditures (100% Basis)
BPLP’s sustaining capital is expected to total $124 million in 2008. Cameco expects that funding of these capital expenditures will come entirely from BPLP cash flows. However, available funds will depend on electricity market prices and the operational performance of the BPLP reactors.
Electricity Price Sensitivity Analysis
For 2008, BPLP has about 10 TWh under contract, which would represent about 40% of Bruce B generation at its planned capacity factor. For 2008, a $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from BPLP by about $3 million.
This 2008 outlook for BPLP is forward-looking information and is based upon the key assumptions and subject to the material risk factors that could cause results to differ materially, which are discussed under the heading “Caution Regarding Forward-Looking Information and Statements”. In particular, we have assumed that the B units will achieve their targeted capacity factor and that there will be no significant changes in costs, contract levels and prices. Material risk factors that could cause actual results to differ materially include the failure of the B units to achieve their targeted capacity factor, and the occurrence of significant adverse changes in costs and prices.
2007 GOLD BUSINESS RESULTS
Cameco owns almost 53% of Centerra, a publicly traded gold company with two operating mines. After the completion of a pending transaction with the Kyrgyz government, Cameco’s share would fall to about 41%. Centerra owns 100% of the Kumtor mine in the Kyrgyz Republic and a 100% interest in the Boroo mine in Mongolia. Centerra is the operator of both mines. Centerra also has interests in exploration properties, including a 100% interest in the Gatsuurt property in Mongolia, 35 kilometres from the Boroo mine, and a 63% joint-venture interest in the REN property in Nevada. The geographic focus of Centerra’s exploration, development and acquisition efforts is in Central Asia, the former Soviet Union and other emerging markets.
Centerra’s growth strategy is to increase its reserve base and expand its current portfolio of gold mining operations by:
•	developing new reserves at existing mines from in-pit, adjacent and regional exploration,

•	advancing late stage exploration properties by additional drill programs, and feasibility studies as warranted, and

•	actively pursuing selective acquisitions or mergers primarily in Central Asia, the former Soviet Union and other emerging markets worldwide.
Centerra recently issued updated estimates on the reserves and resources at its operating mines. At Kumtor, 578,000 ounces of reserves were added before accounting for mining of 421,000 contained ounces in 2007. The reserve grade decreased from 4.7 g/t to 4.0 g/t due to lowering the cutoff grade from 1.3 g/t gold to 1.0 g/t gold, reflecting a higher gold price used in estimating the reserves ($550 (US) per ounce compared to $475 (US) per ounce in 2006). Measured and indicated resources increased by approximately 170,000 ounces and inferred resources slightly decreased by 27,000 ounces.

The current pit design at Kumtor assumes the glacial till and bedrock will be hydrologically depressurized to achieve the pitwall slope angles. Geotechnical work to date has indicated the till is amenable to depressurization. A program to hydrologically depressurize the till and bedrock has been designed and will be implemented in 2008. This methodology has not previously been tested at Kumtor. To reflect the geotechnical risks and the technical risks associated with implementing the depressurization program, 6.4 million tonnes containing 0.9 million ounces of gold, previously classified as proven reserves, have been reclassified as probable reserves. A total of 18 million tonnes containing 2.5 million ounces of gold affected by these risks are now classified as probable reserves, representing 57% of the contained ounces of the central pit proven and probable reserves.
At Boroo, 111,000 contained ounces of reserves were added, before accounting for 297,000 contained ounces of reserves mined in 2007. The change in reserves is a result of a slight increase in the size of the pit design.
As of December 31, 2007, Centerra’s proven and probable reserves totalled 7.0 million ounces of contained gold. For more information see “Our Reserves and Resources” section of this MD&A.
In the longer term, Cameco will look for the right opportunity to reduce and, ultimately, fully divest of its gold investment. It is not our intention to sell quickly, but, rather, to encourage Centerra to grow and gain value for Cameco’s shareholders. The decision whether to divest will also depend on the need to fund investment opportunities in the nuclear energy business.
Gold Operating Results
Cameco fully consolidates the results of Centerra’s operations. Cameco adjusts for a 47.3% minority interest in Centerra, which reflects that share of earnings attributable to shareholders other than Cameco.

Gold Highlights (100%)	2007	2006	% Change
Revenue ($ millions)	405	414	(2)
Gross profit ($ millions)	108	101	6
Gross profit %	27	24	12
Realized price ($US/ounce)	691	597	16
Sales volume (ounces)	541,000	610,000	(11)
Production (ounces)	555,000	586,000	(5)
2007 Gold Financial Results
For the year ended December 31, 2007, revenue from our gold business decreased by $9 million to $405 million compared to 2006. The decline in revenue was due to lower sales, which more than offset the benefit of a higher realized price. The realized price for gold rose to $691 (US) per ounce in 2007 compared to $597 (US) per ounce in 2006, due to higher spot prices.
Kumtor’s production was 301,000 ounces compared to 303,000 ounces in 2006.
Centerra is extending the Kumtor pit to access high-grade ore as discussed in Cameco’s first quarter report. In a news release issued on July 19, 2007, Cameco announced that, after preliminary analysis, Centerra’s independent geotechnical experts recommended using flatter angles on the pitwall to provide greater stabilization. The lower slope angles require the removal of more waste than previously planned, delaying access to the high-grade ore until the second half of 2008. A till depressurizing and till dewatering program has been initiated with guidance from a third-party consulting firm and will be undertaken in 2008. If successful, this program will allow the steepening of the pitwall slope angle to near its original design and the removal of much less waste than originally expected, which may have the impact of lowering costs in future years and maximizing the extraction of the open pit SB zone ores. For more information, see the “Operational Risks” section of this MD&A.
Production at Boroo in 2007 was 254,000 ounces compared to 283,000 ounces in 2006. The average head grade of ore fed to the mill was 3.6 g/t compared to 4.3 g/t in the same period last year.
The gross profit margin for gold increased to 27% in 2007 compared to 24% in 2006 due to the higher realized price, partially offset by higher operating costs at Kumtor related to the reconfiguration of the pitwall.
Cameco has recorded a charge of $113 million ($153 million after a net tax expense of $40 million) as a result of its agreement to transfer 22.3 million Centerra shares to the Kyrgyz Republic. Refer to note 24 of the financial statements.
Political Update
During the third quarter of 2007, Cameco and Centerra entered into preliminary agreements with the Kyrgyz government, which are expected to provide additional business certainty for mining operations at Kumtor, further align the parties’ business interests and support Centerra’s growth plans.
Under the terms of the agreements, the Kyrgyz government and Kyrgyzaltyn JSC, a joint stock company owned by the Kyrgyz government, agree to support Centerra’s continuing long-term development of the Kumtor project and agree to facilitate eventual divestiture of Cameco’s interest in Centerra. In return, the Kyrgyz government will receive 32.3 million shares (22.3 million net from Cameco and 10 million treasury shares from Centerra) upon closing of the definitive legal agreements. Of these, 15 million shares will be received immediately and 17.3 million shares will be held in escrow until the earliest of:
•	Cameco’s holdings of Centerra’s issued and outstanding shares fall below 17.3 million shares,

•	the volume-weighted average closing price of Centerra’s shares on the TSX being no less than $13.30 for at least seven business days, or

•	the fourth anniversary of the closing.
After the transfer of all the shares is completed, Cameco will own about 41% of Centerra, the Kyrgyz Republic will own about 29% and the public shareholders will own the remaining 30%. When Cameco’s ownership interest falls below 50%, we will no longer consolidate Centerra’s financial results and will instead account for Centerra using the equity method.
These agreements are subject to a number of conditions, including the approval by Parliament of the Kyrgyz Republic. There can be no assurance that parliamentary approval will be received or that the other conditions will be satisfied.
The Kyrgyz government submitted the preliminary agreements for parliamentary approval in early
September 2007. The Parliament began to deliberate the issue during the first half of October and scheduled its final voting on the issue for October 22, 2007. On October 21, 2007, the citizens of the Kyrgyz Republic voted in a referendum on drafts of a new constitution and new electoral law proposed by the president of the Kyrgyz Republic. On October 22, 2007, the president dismissed the Parliament effective that day. The president signed the new constitution and electoral law in to law on October 23, 2007. On October 31, 2007, the parties agreed to extend the deadline for closing the transaction contemplated by the agreements from October 31, 2007 to February 15, 2008. Subsequently, the deadline was extended to April 30, 2008 at the request of the Kyrgyz government.

Gold Outlook for 2008
Overall, 2008 production is expected to total between 770,000 to 830,000 ounces of gold. At Kumtor, production for 2008 is expected to be about 580,000 to 620,000 ounces of gold. At Boroo, we expect production in the range of 190,000 to 210,000 ounces of gold in 2008.
On February 26, 2008, Centerra experienced an equipment failure on the ball mill at the Kumtor mine, requiring the mill to be shut down for seven days. On March 4, 2008, after considering various alternatives, Centerra implemented a bypass of the ball mill using the existing SAG mill and regrind mill circuits. The mine continues to process material, but at a reduced mill throughput rate. Centerra has retained an experienced contractor to repair the equipment. The repairs are expected to be complete and the ball mill returned to operation by mid-April 2008. This temporary shutdown of the ball mill and the operation of the reconfigured grinding circuits are not expected to affect gold production guidance for 2008. While Centerra believes the repair will be successful, if the equipment cannot be repaired, Centerra plans to operate the Kumtor mill without the ball mill until the equipment can be replaced, which it anticipates would occur by year end. While operating in this manner would result in significantly reduced mill throughput, Centerra expects to it would be able to achieve its 2008 gold production guidance by processing higher grade ore and stockpiling lower grade ore that was scheduled to have been processed in 2008.
Centerra expects the current gold industry’s strong fundamentals to continue to exert upward pressure on price. As such, Centerra currently plans to leave its gold production unhedged.
Gold Price Sensitivity Analysis
For 2008, a $25.00 (US) per ounce change in the gold spot price would change Cameco’s net earnings by about $8 million (Cdn).
This outlook for the gold segment of our business is forward-looking information and is based upon the key assumptions, and subject to the material risk factors that could cause results to differ materially, which are discussed under the heading “Caution Regarding Forward-Looking Information and Statements”. In particular, we have assumed Centerra’s plans to repair the failed equipment, replace the Kumtor ball mill shell and to operate the Kumtor mill as described above proceeds as anticipated, but that is subject to a number of risks including the risk of delay, that Centerra’s plans cannot be implemented as anticipated, the equipment cannot be repaired requiring it to be replaced, or unforeseen difficulty which could result in disruption or reduction in planned gold production, and we have assumed there is no disruption or reduction in planned gold production due to natural phenomena, labour disputes, or other development and operation risks, but that is subject to risk that there is a disruption or reduction due to the occurrence of one or more these risks which could cause results to vary materially.

2007 FOURTH QUARTER CONSOLIDATED RESULTS

	Three months
	ended
Financial Highlights	December 31
($ millions except per share amounts)	2007	2006	% Change
Revenue	494	512	(4)
Earnings from operations	68	36	89
Cash provided by operations[1]	57	13	338
Net earnings	61	40	53
Earnings per share (EPS) — basic ($)	0.18	0.11	64
EPS — diluted ($)	0.17	0.11	55
EPS — adjusted and diluted ($)[2]	0.18	0.11	64
Adjusted net earnings[2]	64	40	60

[1]	After working capital changes.

[2]	Net earnings for the quarters ended December 31, 2006 and 2007 have been adjusted to exclude a number of items. Adjusted net earnings is a non-GAAP measure. For a description see “Use of Non-GAAP Financial Measures” in this document.
For the three months ended December 31, 2007, our net earnings were $61 million ($0.17 per share diluted), $21 million higher than the net earnings of $40 million ($0.11 per share diluted) recorded in the fourth quarter of 2006. The increase was due to higher earnings in the uranium, electricity and gold businesses driven by increases in the realized selling prices, partially offset by higher costs in the fuel services business.
In the fourth quarter of 2007, our total costs for administration, exploration, interest and other were $30 million, a decrease of $31 million compared to the same period in 2006. Administration costs were $28 million lower due primarily to reduced stock-based compensation expenses. The decline in stock compensation expense reflects a decrease of $6.31 in our share price during the quarter. Exploration expenditures were $2 million higher, at $17 million, with uranium exploration expenditures up $4 million to $11 million (focused in Saskatchewan, Australia and Nunavut). Gold exploration expenditures at Centerra were $2 million lower compared to the fourth quarter of 2006. Interest and other charges were $5 million lower than in the fourth quarter of 2006.
In the fourth quarter of 2007, we recorded a $3 million net recovery of income taxes due to the change in Canadian federal income tax rates. In 2006, we recorded a $9 million net recovery of income taxes related mainly to losses at Centerra’s Kumtor operation.
Earnings from operations increased to $68 million in fourth quarter of 2007 from $36 million in the fourth quarter of 2006. In the fourth quarter of 2007, the aggregate gross profit margin was 23%, unchanged compared to 2006.

2006-2007 QUARTERLY CONSOLIDATED FINANCIAL HIGHLIGHTS

Highlights	2007				2006
($millions except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	494	681	725	410	512	360	417	542
Net earnings	61	91	205	59	40	73	150	112
EPS — basic ($)	0.18	0.26	0.58	0.16	0.11	0.21	0.43	0.32
EPS — diluted ($)	0.17	0.25	0.55	0.16	0.11	0.20	0.40	0.30
Adjusted net earnings[1]	64	275	205	59	40	44	78	112
EPS — adjusted & diluted ($)[1]	0.18	0.74	0.55	0.16	0.11	0.12	0.21	0.30
Cash from operations	57	450	155	139	13	79	40	286

[1]	Net earnings for the quarters ended December 31, 2006 and 2007 have been adjusted to exclude a number of items. Adjusted net earnings is a non-GAAP measure. For a description see “Use of Non-GAAP Financial Measures” in this document.
The following points are intended to assist the reader in analyzing the trends in the quarterly financial highlights for 2007:
•	Cameco’s financial results are strongly influenced by the performance of our uranium business, which, in 2007 accounted for 55% of annual consolidated revenues.

•	Revenue of $494 million in the fourth quarter of 2007 was 27% lower than in the third quarter due to lower sales volumes and lower realized prices in the uranium business. Timing of customer requirements, which tend to vary from year to year, drives revenue in the uranium and fuel services businesses. In 2007, sales volumes for uranium were most heavily weighted to the second quarter of the year and the highest realized price was recorded in the third quarter.

•	Net earnings do not trend directly with revenue because of unusual items and transactions that occur from time to time. The company uses a non-GAAP measure, adjusted net earnings, to provide a more meaningful basis for period-to-period comparison of financial results.

•	On an adjusted basis, our net earnings were highest in the third quarter of 2007 at $275 million when our realized price for uranium reached an all-time high of $56.78/lb (Cdn). Adjusted net earnings were also strong in the second quarter of 2007 due to high reported sales volumes for uranium. Nearly 40% of uranium sales for 2007 were recorded in the second quarter.

•	Cash from operations tends to fluctuate largely due to the timing of deliveries and product purchases in the uranium production and fuel services businesses.

2007 FOURTH QUARTER BUSINESS SEGMENT FINANCIAL RESULTS
2007 Fourth Quarter Uranium Business Financial Results
Highlights

	Three months ended
	December 31
	2007	2006	% Change
Revenue ($ millions)	219	242	(10)
Gross profit ($ millions)	81	77	5
Gross profit %	37	32	16
Earnings before taxes ($ millions)	63	49	29
Average realized price
($US/lb)	38.92	22.35	74
($Cdn/lb)	39.64	26.62	49
Sales volume (million lbs) 1	5.5	9.0	(39)
Production volume (million lbs)	5.6	5.4	4

[1]	Revenue on 2.6 million pounds, previously deferred due to standby product loans, was recognized in 2007 as a result of the cancellation of two of the product loan agreements.
Uranium Financial Results
Fourth Quarter
Compared to the fourth quarter of 2006, revenue from our uranium business decreased by $23 million to $219 million due to a 39% decrease in reported sales volumes. The timing of deliveries of uranium products within a calendar year is at the discretion of customers. Therefore, our quarterly delivery patterns can vary significantly. The impact of the lower sales volumes was largely offset by a 49% increase in the average realized price due primarily to higher uranium spot prices, which averaged $90.00 (US) per pound compared to $65.21 (US) in the same quarter of 2006. Realized prices under fixed-price contracts were also stronger.
Our total cost of products and services sold, including DD&R, decreased to $138 million in the fourth quarter of 2007 from $165 million in the fourth quarter of 2006 due to the decline in reported sales volumes, partially offset by an increase in the unit cost of product sold. The unit cost of product sold increased as a result of higher royalty charges, which increase with the realized price and higher production costs.
Our earnings before taxes from the uranium business increased to $63 million from $49 million in the fourth quarter of last year. The gross profit margin increased to 37% compared to 32% in the fourth quarter of 2006.

2007 Fourth Quarter Fuel Services Business Financial Results
Highlights

	Three months ended
	December 31
	2007	2006	% Change
Revenue ($ millions)	77	83	(7)
Gross profit ($ millions)	(36)	12	(400)
Gross profit %	(47)	14	(436)
Earnings before taxes ($ millions)	(36)	11	(427)
Sales volume (million kgU)[1]	6.4	6.7	(4)
Production volume (million kgU) [2]	1.7	5.2	(67)

[1]	Kilograms of uranium (kgU)

[2]	Production volume includes UF6, UO2, fuel fabrication, and UF6 supply from SFL.
Fuel Services Financial Results
Fourth Quarter
In the fourth quarter of 2007, revenue from our fuel services business was $77 million, a decrease of $6 million compared to the same period in 2006 due to a 4% decrease in reported sales volumes and a 6% decline in the average realized price.
Total cost of products and services sold, including DD&R, increased by 58% to $112 million from $71 million in 2006. The cost of products sold was impacted by the shutdown of the Port Hope UF6 conversion plant. All costs associated with the UF6 conversion plant ($18 million) were expensed as incurred in the fourth quarter. In addition, the estimate for the cleanup of the contaminated soil at Port Hope has been increased by $14 million compared to the previous estimate of $3 million, due to an increase in the scope of work required to remediate the contaminated areas.
In the fourth quarter of 2007, the company recorded a loss before taxes in fuel services of $36 million compared to earnings of $11 million in 2006.

2007 Fourth Quarter Nuclear Electricity Generation Business Financial Results
Bruce Power Limited Partnership (100% Basis)

	Three months ended
	December 31
	2007	2006	% Change
Output — terawatt hours (TWh)	6.7	6.0	12
Capacity factor (%) [1]	93	85	9
Realized price ($/MWh)	54	46	17
Average Ontario electricity spot price ($/MWh)	48	43	12
($ millions)
Revenue	359	278	29
Operating costs [2]	207	230	(10)
Cash costs	177	202	(12)
- operating & maintenance	130	157	(17)
- fuel	19	17	12
- supplemental rent [3]	28	28	0
Non-cash costs (amortization)	30	28	7
Income before interest and finance charges	152	48	217
Interest and finance charges	—	12	(100)
Earnings before taxes	152	36	322
Cash from operations	165	81	104
Capital expenditures	41	38	8
Distributions	185	65	185
Operating costs ($/MWh)	31	38	(18)

[1]	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

[2]	Net of cost recoveries.

[3]	Supplemental rent is about $28.3 million per operating reactor for 2007.
In the fourth quarter of 2007, BPLP generated cash from operations of $162 million compared to $81 million in the fourth quarter of 2006. The increase reflects a higher realized price and changes to working capital requirements. Capital expenditures for the fourth quarter of 2007 totalled $41 million compared to $38 million during the same period in 2006.
BPLP also distributed $185 million to the partners in the fourth quarter, with Cameco’s share being $58 million. The partners have agreed that all future excess cash will be distributed on a monthly basis and that separate cash calls will be made for major capital projects.
Cameco’s Earnings From Bplp

	Three months ended
	December 31
($ millions)	2007	2006	% Change
BPLP’s earnings before taxes (100%)	152	36	322
Cameco’s share of pre-tax earnings before adjustments	48	11	336
Proprietary adjustments	(2)	2	(200)
Pre-tax earnings from BPLP	46	13	254

Fourth Quarter
Earnings Before Taxes
Cameco’s pre-tax earnings from BPLP amounted to $46 million during the fourth quarter compared to $13 million in 2006. This increase in 2007 was due to improved generation, slightly higher realized prices and lower operating costs in the quarter.
Output
BPLP achieved a capacity factor of 93% in the fourth quarter of 2007 compared to 85% in the same period of 2006. During the fourth quarter of 2007, the BPLP units generated 6.7 TWh of electricity compared to 6.0 TWh in 2006.
Price
For the fourth quarter of 2007, BPLP’s electricity revenue increased to $359 million from $278 million over the same period in 2006 due to a higher output and a slightly stronger realized price.
The realized price achieved from a mix of contract and spot sales averaged $54 per MWh in the quarter, which was 17% higher than the realized price last year. During the quarter, the Ontario electricity spot price averaged $48 per MWh compared to $43 per MWh in the fourth quarter of 2006.
To reduce its exposure to spot market prices, BPLP has a portfolio of fixed-price sales contracts. During the fourth quarter of 2007, about 40% of BPLP output was sold under fixed-price contracts, down from the 54% level during the same period in 2006.
Costs
Operating costs (including amortization) were $207 million in the fourth quarter of 2007, down from $230 million during the same period of 2006. About 95% of BPLP’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per MWh basis, the operating cost in the fourth quarter of 2007 was $31 compared to $38 in the fourth quarter of 2006.
2007 Fourth Quarter Gold Results
Highlights

	Three months ended
	December 31
	2007	2006	% Change
Revenue ($ millions)	88	100	(12)
Gross profit ($ millions)	21	11	91
Gross profit %	24	11	118
Realized price (US$/ounce)	789	604	31
Sales volume (ounces)	113,000	146,000	(23)
Gold production (ounces) [1]	133,000	142,000	(6)

[1]	Represents 100% of production from the Kumtor and Boroo mines.

Gold Results
Fourth Quarter
For the three months ended December 31, 2007, revenue from our gold business decreased by $12 million to $88 million compared to the fourth quarter of 2006. The decline in revenue was due to lower sales, partially offset by an improved realized gold price. The realized price for gold rose to $789 (US) per ounce in the quarter compared to $604 (US) per ounce in the fourth quarter of 2006, due to higher spot prices. Centerra produced 133,000 ounces of gold in the fourth quarter of 2007, which was less than the 142,000 ounces of gold reported in the fourth quarter of 2006. The lower gold production was mainly due to reduced gold production at the Boroo mine, partially offset by higher production at the Kumtor mine. Lower gold production at Boroo was primarily attributable to milling of lower ore grades, averaging 3.2 g/t in the fourth quarter of 2007 compared to the 4.8 g/t milled in the same quarter of 2006.
LIQUIDITY AND CAPITAL RESOURCES
Overview
Financial liquidity represents the company’s ability to fund future operating activities and investments. Some important measures of liquidity are summarized in the table below.
In 2007, Cameco initiated a share repurchase program for up to 5% of its issued and outstanding common shares. Cameco also expanded its letter of credit facilities, terminated two of its standby product loan facilities, and extended its revolving credit facility by one year to be available until November 30, 2012.
Liquidity Indicators

	2007	2006
Cash provided by operations ($ millions)	801	418
Cash provided by operations/net debt[1] (%)	135	113
Net debt1/total capitalization (%)	18	12

[1]	Total debt less cash and cash equivalents based on consolidated amounts.
Indicators Defined
Cash provided by operations reflects the net cash flow generated by operating activities after consideration for changes in working capital.
Cash provided by operations to net debt indicates the company’s ability to meet debt obligations from internally generated funds.
Net debt to total capitalization measures the company’s use of financial leverage. A lower percentage means less reliance upon debt as a source of financing. Although debt is a lower cost form of financing compared to equity, a lower percentage of debt also represents lower repayment obligations.
Share Repurchase Program
On September 6, 2007, the company announced an open market share repurchase program on the TSE. Under the program, Cameco has the ability to purchase, for cancellation, up to approximately 17.7 million of its common shares, representing 5% of the approximately 353.9 million issued and outstanding common shares as of September 5, 2007. The program will continue until September 10, 2008 unless the company purchases the maximum allowable number of common shares sooner or terminates the program. Through December 31, 2007, Cameco had repurchased 9.6 million shares at a total cost of $429 million.
Short-Term Investment Portfolio
On August 20, 2007, Cameco provided information on its short-term investment portfolio in light of disruptions in global credit markets. As at December 31, 2007, all of Cameco’s investments in asset-backed commercial paper have been repaid to Cameco except for $13 million invested in two Canadian market trusts: $7.5 million in Apsley Trust, managed by Metcalf & Mansfield, and $5.5 million in Planet Trust, managed under Coventree Capital. Cameco has assessed the recoverability of these investments and determined that it is unlikely the full value will be recovered. As a result, we have reduced the carrying value of these investments by $5 million.
Credit Ratings
The following table provides Cameco’s third-party ratings for our commercial paper, senior debt and convertible debentures, as of December 31, 2007:

Security	DBRS	S&P
Commercial Paper	R-1 (low)	A-1 (low)1
Senior Unsecured Debentures	A (low)	BBB+
Convertible Debentures	BBB (high)	Not Rated

[1]	A-1 (low) is the Canadian National Scale Rating while the Global Scale Rating is A-2.
Debt
In addition to cash from operations, debt is used to provide liquidity. Cameco has sufficient borrowing capacity to meet its current requirements, with access to about $875 million in unsecured lines of credit.
Commercial lenders have provided a $500 million five-year unsecured revolving credit facility, available until November 30, 2012. Upon mutual agreement, the facility can be extended for an additional year on each anniversary. In addition to direct borrowings under the facility, up to $100 million can be used for the issuance of letters of credit and, to the extent necessary, up to $400 million may be allocated to provide liquidity support for the company’s commercial paper program. The facility ranks equally with all of Cameco’s other senior debt. At December 31, 2007, there were no amounts outstanding under this credit facility.
Cameco may borrow directly from investors by issuing up to $400 million in commercial paper. At December 31, 2007, there was $33 million issued under the commercial paper program.
Various financial institutions have entered into agreements to provide Cameco up to approximately $375 million in short-term borrowing and letters of credit facilities. These arrangements are predominantly used to fulfil regulatory requirements to provide financial assurance for future decommissioning and reclamation of our operating sites. At December 31, 2007, outstanding letters of credit amounted to $303 million under these facilities. Cameco had established separate letter of credit facilities to support standby product loan facilities, as described below.
Cameco has operated within the investment-grade segment (high-credit quality) of the market when obtaining credit. The cost, terms and conditions under which financing is available vary over time. While future access to credit cannot be assured, it was readily available in 2007.

Product Loan Facilities
Cameco had arranged for standby product loan facilities with two of its customers. The arrangements, which were finalized in June and July of 2006, allowed cameco to borrow up to 5.6 million pounds U3O 8 equivalent over the period 2006 to 2008 with repayment in 2008 and 2009. Under the loan facilities, standby fees of 0.5% to 2.25% were payable based on the market value of the facilities, and interest was payable on the market value of any amounts drawn at rates ranging from 4.0% to 5.0%. Any borrowings were to be secured by letters of credit and were repayable in kind. Two of the facilities were terminated in mid-2007 and, early in 2008, notice of termination was given on the remaining agreement. Refer to note 8 in the financial statements.
Debentures
Cameco’s senior unsecured debentures consist of $300 million of debentures that bear interest at the rate of 4.7% per annum and which mature September 16, 2015.
Convertible Debentures
Cameco has $230 million outstanding in convertible debentures. The debentures bear interest at 5% per annum, mature on October 1, 2013 and, at the holder’s option, are convertible into common shares of Cameco. The debentures are redeemable by the company beginning October 1, 2008 at a redemption price of par plus accrued interest. Refer to note 8 in the financial statements.
Debt Covenants
Cameco is bound by certain covenants in its general credit facilities. The financially related covenants place restrictions on total debt, including guarantees, and set minimum levels for net worth. As of December 31, 2007, Cameco met these financial covenants and does not expect its operating and investment activities in 2008 to be constrained by them.
Contractual Cash Obligations

		Due in	Due in 1	Due in
As at December 31, 2007		Less Than	- 3	4 - 5	Due After
($ millions)	Total	1 Year	Years	Years	5 Yrs
Long-term debt [1]	746	9	22	28	687
Interest on long-term debt	175	26	51	51	47
Provision for reclamation	440	8	25	17	390
Other liabilities	368	11	1	1	355
Unconditional product purchase obligations [2,3]	840	158	240	249	193
Total contractual cash obligations	2,569	212	339	346	1,672

[1]	Includes the amortized value of the conversion option associated with the convertible debentures. Refer to note 8 in the financial statements.

[2]	Denominated in US dollars, converted to Canadian dollars at the December 31, 2007 rate of $0.99.

[3]	Virtually all of Cameco’s product purchase obligations are under long-term, fixed-price arrangements.

Commercial Commitments
Commercial commitments at December 31, 2007 increased to $385 million from $297 million at December 31, 2006. Our obligations for standby letters of credit increased by $90 million to $303 million while financial guarantees supporting BPLP decreased by $2 million to $82 million.

As at December 31, 2007	Total amounts
($ millions)	committed
Standby letters of credit [1]	303
BPLP guarantees [2]	82
Total commercial commitments	385

[1]	The standby letters of credit maturing in 2008 were issued with a one-year term and will be automatically renewed on a year-by- year basis until the underlying obligations are resolved. These obligations are primarily the decommissioning and reclamation of Cameco’s mining and conversion facilities. As such, the letters of credit are expected to remain outstanding well into the future.

[2]	At December 31, 2007, Cameco’s total commitment for financial assurances given on behalf of BPLP was estimated to be $82 million. Refer to note 25 in the financial statements.
OUTSTANDING SHARE DATA
At February 29, 2008, there were 344,430,498 common shares and one Class B share outstanding. In addition, there were 6,309,792 stock options outstanding with exercise prices ranging from $3.13 to $55.43 per share. Cameco also has convertible debentures in the amount of $230 million outstanding. This issue may be converted into a total of 21,208,707 common shares at a conversion price of $10.83 per share. The debentures are redeemable by Cameco beginning on October 1, 2008 at a redemption price of par plus accrued interest. At current share prices, we expect existing holders to convert to equity.
5. OUR RESERVES AND RESOURCES
RESERVES AND RESOURCES
Canadian Securities Administrators’ National Instrument 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of proven reserves, probable reserves, measured resources, indicated resources and inferred resources. Cameco reports mineral reserves and resources separately.
Cameco reports all its mineral reserves as a quantity of contained ore supporting the mining plans and includes an estimate of the metallurgical recovery for each of its properties. Metallurgical recovery is a term used in the mining industry to indicate the proportion of valuable material physically recovered by the metallurgical extraction process. The estimated recoverable amount of a commodity is obtained by multiplying the reserves “Content” by the “Estimated Metallurgical Recovery Percentage.”
The technical and scientific information discussed in this MD&A, including the reserve and resource estimates for Cameco’s material properties (McArthur River/Key Lake, Cigar and Kumtor) were prepared by, or under the supervision of, individuals who are qualified persons for the purposes of National Instrument 43-101, named in the section titled “Qualified Persons” in this MD&A.

Uranium Reserves
The following table shows the estimated uranium mineral reserves as at December 31, 2007 on a property basis and Cameco’s share.

	PROVEN			PROBABLE			TOTAL RESERVES
	(100% basis)			(100% basis)			(100% basis)
			Content			Content			Content	Cameco’s	Estimated
		Grade	(lbs		Grade	(lbs		Grade	(lbs	Share	Metallurgical	Mining
RESERVES	Tonnes	%U3O8	U3O8)	Tonnes	%U3O8	U3O8)	Tonnes	%U3O8	U3O8)	(lbs U3O8)	Recovery %	Method
(tonnes in thousands; pounds in millions)
PROPERTY
Cigar Lake	497.0	20.67	226.3	—	—	—	497.0	20.67	226.3	113.2	98.5%	UG
Crow Butte	1,467.5	0.18	5.9	—	—	—	1,467.5	0.18	5.9	5.9	85.0%	ISR
Gas Hills — Peach	—	—	—	6,851.0	0.13	19.7	6,851.0	0.13	19.7	19.7	65.0%	ISR
Highland	328.5	0.15	1.1	600.1	0.11	1.4	928.6	0.12	2.5	2.5	80.0%	ISR
Inkai	7,463.0	0.08	13.7	86,428.0	0.07	128.8	93,891.0	0.07	142.5	85.5	80.0%	ISR
Key Lake	61.9	0.52	0.7	—	—	—	61.9	0.52	0.7	0.7	98.7%	OP
McArthur River	486.5	17.38	186.6	280.0	26.33	162.5	766.5	20.66	349.1	243.7	98.7%	UG
North Butte/ Brown Ranch	—	—	—	3,874.6	0.10	8.5	3,874.6	0.10	8.5	8.5	80.0%	ISR
Rabbit Lake	24.9	0.94	0.5	619.9	1.15	15.7	644.8	1.14	16.2	16.2	96.7%	UG
Ruby Ranch	—	—	—	2,832.2	0.09	5.5	2,832.2	0.09	5.5	5.5	80.0%	ISR
Ruth	—	—	—	853.7	0.09	1.7	853.7	0.09	1.7	1.7	80.0%	ISR
Smith Ranch	542.0	0.11	1.4	3,075.7	0.12	8.1	3,617.7	0.12	9.5	9.5	80.0%	ISR

Total	10,871.3	—	436.2	105,415.2	—	351.9	116,286.5	—	788.1	512.6	—	—

Notes:

1.	Cameco reports mineral reserves and mineral resources separately.

2.	Mill recovery factors must be applied in order to obtain the expected amounts of recovered pounds U3 O8.

3.	Mineral Reserves incorporate allowances for dilution and mining losses.

4.	Mining Method: OP — Open Pit; UG — Underground; ISR — In situ recovery.

5.	Mineral reserves are estimated using current geological models and current and/or projected operating costs and mine plans. Cameco’s data verification procedures have been employed in connection with the mineral reserve estimations for each property.

6.	For the purpose of estimating mineral reserves in accordance with NI 43-101, a uranium price of $49 (US)/lb U3O8 was used. For the purpose of estimating mineral reserves in accordance with US Securities Commission Industry Guide 7, a uranium price of $59 (US)/lb U3O8 was used. Estimated mineral reserves are identical at either price.

7.	The key economic parameters underlying the mineral reserves include an exchange rate of $1.00 US=$0.99 Cdn (reflecting the exchange rate at December 31, 2007).

8.	Except as otherwise set out in the annual information form, environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues are not expected to materially affect the above estimates of mineral reserves.

9.	Totals may not add up due to rounding.

10.	Inkai reserves assume production at an annual rate of 5.2 million pounds of U3O8. Joint Venture Inkai currently has regulatory approval to produce at an annual rate of 2.6 million pounds and an application for regulatory approval to increase annual production to 5.2 million pounds was made in 2005. Through its experience in constructing and operating the test mine at Inkai, Cameco is familiar with the statutory, regulatory and procedural framework governing new mining projects in Kazakhstan and, based upon its experience to date, Cameco has reasonable expectations that all permits and approvals required for the construction and operation of the new ISR mine at Inkai — including approvals for increased annual production to 5.2 million pounds — will be obtained in a timely fashion. However, there can be no certainty that permits or approvals will be forthcoming in a timely fashion. Failure to obtain approval for increased annual production at Inkai will require Cameco to recategorize half of the mineral reserves at Inkai as mineral resources.

Uranium Measured and Indicated Resources
Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This section uses the terms “measured resources” and “indicated resources.” US investors are advised that, while those terms are recognized and required by Canadian securities regulatory authorities, the US Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposit in these categories will ever be converted into proven or probable reserves.
The following table shows the estimated uranium measured and indicated resources as at December 31, 2007 on a property basis and Cameco’s share.

							MEASURED AND
	MEASURED			INDICATED			INDICATED
	(100% basis)			(100% basis)			(100% basis)
			Content			Content			Content	Cameco’s
		Grade	(lbs		Grade	(lbs		Grade	(lbs	Share	Mining
RESOURCES	Tonnes	%U3O8	U3O8)	Tonnes	%U3O8	U3O8)	Tonnes	%U3O8	U3O8)	(lbs U3O8)	Method
(tonnes in thousands; pounds in millions)
PROPERTY
Cigar Lake	—	—	—	61.2	4.86	6.6	61.2	4.86	6.6	3.3	UG
Crow Butte	64.5	0.23	0.3	1,603.1	0.23	8.2	1,667.6	0.23	8.5	8.5	ISR
Dawn Lake	—	—	—	347.0	1.69	12.9	347.0	1.69	12.9	7.4	OP&UG
Gas Hills — Peach	2,013.0	0.08	3.3	1,153.0	0.07	2.3	3,166.0	0.08	5.6	5.6	ISR
Highland	782.3	0.10	1.7	47.0	0.09	0.1	829.3	0.10	1.8	1.8	ISR
Inkai	—	—	—	10,904.0	0.07	17.8	10,904.0	0.07	17.8	10.7	ISR
McArthur River	75.0	8.51	14.1	39.8	8.37	7.4	114.8	8.49	21.5	15.0	UG
Millennium	—	—	—	468.9	4.53	46.8	468.9	4.53	46.8	19.6	UG
North Butte/ Brown Ranch	1,008.8	0.08	1.9	3,923.6	0.07	6.3	4,932.4	0.07	8.2	8.2	ISR
Northwest Unit	—	—	—	4,000.7	0.03	2.3	4,000.7	0.03	2.3	2.3	ISR
Rabbit Lake	140.5	0.72	2.2	340.2	0.81	6.1	480.7	0.81	8.3	8.3	UG
Reynolds Ranch	3,073.5	0.07	4.5	5,245.3	0.06	7.0	8,318.8	0.06	11.5	11.5	ISR
Ruby Ranch	156.0	0.17	0.6	108.0	0.06	0.1	264.0	0.12	0.7	0.7	ISR
Ruth	99.8	0.10	0.2	125.2	0.07	0.2	225.0	0.07	0.4	0.4	ISR
Shirley Basin	89.1	0.15	0.3	1,635.9	0.11	4.1	1,725.0	0.12	4.4	4.4	ISR
Smith Ranch	30.8	0.20	0.1	2,406.4	0.09	5.0	2,437.2	0.09	5.1	5.1	ISR

Total	7,533.3	—	29.2	32,409.3	—	133.2	39,942.6	—	162.4	112.8	—

Notes:

1.	Cameco reports mineral reserves and mineral resources separately. The amount of reported mineral resources does not include those amounts identified as reserves.

2.	Mining Method: OP — Open Pit; UG — Underground; ISR — In situ recovery.

3.	Mineral resources are estimated using current geological models. Cameco’s normal data verification procedures have been employed in connection with the mineral resource estimations for each property.

4.	Totals may not add up due to rounding.

5.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Uranium Inferred Resources
Cautionary Note to Investors Concerning Estimates of Inferred Resources
This section uses the term “inferred resources.” US investors are advised that, while this term is recognized and required by Canadian securities regulatory authorities, the US Securities and Exchange Commission does not recognize it. Under Canadian securities regulations, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally mineable.
The following table shows the estimated uranium inferred resources as at December 31, 2007 on a property basis and Cameco’s share.

	INFERRED RESOURCES
	(100% basis)
		Grade	Content	Cameco’s Share	Mining
	Tonnes	%U3O8	(lbs U3O8)	(lbs U3O8)	Method
	(tonnes in thousands; pounds in millions)
PROPERTY
Cigar Lake	317.0	16.92	118.2	59.1	UG
Crow Butte	2,765.2	0.14	8.7	8.7	ISR
Dawn Lake	—	—	—	—	—
Gas Hills-Peach	656.8	0.05	0.8	0.8	ISR
Highland	587.6	0.15	2.0	2.0	ISR
Inkai	254,696.0	0.05	255.1	153.0	ISR
McArthur River	584.6	7.35	94.8	66.2	UG
Millennium	214.3	2.06	9.7	4.1	UG
North Butte/ Brown Ranch	618.5	0.07	1.0	1.0	ISR
Northwest Unit	627.8	0.04	0.5	0.5	ISR
Rabbit Lake	309.1	0.90	6.1	6.1	UG
Reynolds Ranch	5,333.3	0.04	4.9	4.9	ISR
Ruby Ranch	60.8	0.14	0.2	0.2	ISR
Ruth	210.5	0.08	0.4	0.4	ISR
Shirley Basin	506.8	0.10	1.1	1.1	ISR
Smith Ranch	595.7	0.07	0.9	0.9	ISR

Total	268,084.0	—	504.4	309.0	—

Notes:

1.	Cameco reports mineral reserves and mineral resources separately. The amount of reported mineral resources does not include those amounts identified as reserves.

2.	Mining Method: OP — Open Pit; UG — Underground; ISR — In situ recovery.

3.	Mineral resources are estimated using current geological models. Cameco’s normal data verification procedures have been employed in connection with the mineral resource estimations for each property.

4.	Totals may not add up due to rounding.

5.	Mineral resources that are not mineral reserves do not have demonstrated economic viability

6.	Inferred resources have a great amount of uncertainty as to their existence and their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category.
Uranium Reserves Reconciliation
The reconciliation of Cameco’s share of uranium mineral reserves reflects the changes in mineral reserves during 2007. The additions to mineral reserves were almost equivalent to the amount extracted as a result of production. There were only modest changes in mineral reserves in 2007. The more noteworthy of these changes is at Inkai, where 16.9 million pounds of reserves were added as a result of new reserves at block 2, the review of block 1 reserves leading to their alignment with the Kazakh estimates and categorizations, and updated production plans.

Uranium Resources Reconciliation
There were only modest changes in Cameco’s share of uranium mineral resources in 2007. The more noteworthy of these changes are:
•	At Inkai, 2.2 million pounds U3O8 were added to the indicated resources due to the new production plan, which displaces a fraction of the planned production from block 1 to block 2. The new estimate at block 2 resulted in the upgrading of 7.7 million pounds of inferred resources to the indicated category, which were further converted to probable reserves.

•	At Rabbit Lake, following successful underground drilling, all three resource categories show increases. Measured are up by 2.2 million pounds, indicated by 3.9 million pounds and inferred by 2.1 million pounds.

•	At Millennium, additional drilling in the 2006 winter and a new structural interpretation led to an increase in indicated resources of 3.9 million pounds.

Gold Reserves and Resources
The following tables show Centerra’s estimated gold reserves and resources as at December 31, 2007 on a property basis and Cameco’s share.
Reserves (1)

	(Tonnes and Ounces in Thousands)(11)(12)
	Proven (100% Basis)			Probable (100% Basis)			Total Proven and Probable Reserves
										Cameco	Estimated
		Grade	Contained		Grade	Contained		Grade	Contained	Equity	Metallurgical	Mining
Property	Tonnes	(g/t)	Gold (oz)	Tonnes	(g/t)	Gold (oz)	Tonnes	(g/t)	Gold (oz)	(oz)(3)	Recovery %	Method(4)
Kumtor(6)	9,888	3.8	1,223	28,546	4.0	3,679	38,434	4.0	4,902	2,582	82%	OP
Boroo	3,684	2.5	291	20,405	1.2	757	24,089	1.4	1,048	552	80%	OP
Gatsuurt	—	—	—	9,101	3.4	1,005	9,101	3.4	1,005	529	90%	OP
Total(12)	13,572		1,514	58,052		5,441	71,624		6,955	3,663
Measured and Indicated Resources(2)

	(Tonnes and Ounces in Thousands)(11)(12)
	Measured (100% Basis)			Indicated (100% Basis)			Total Measured and Indicated Resources
										Cameco	Mining
		Grade	Contained		Grade	Contained		Grade	Contained	Equity	Method
Property	Tonnes	(g/t)	Gold (oz)	Tonnes	(g/t)	Gold (oz)	Tonnes	(g/t)	Gold (oz)	(oz) (3)	(4)
Kumtor(5)(6)	18,770	3.2	1,931	19,323	2.8	1,741	38,093	3.0	3,672	1,934	OP
Boroo(5)(8)	452	2.0	29	5,016	1.4	225	5,468	1.4	254	134	OP
Gatsuurt(9)	—	—	—	6,238	3.0	607	6,238	3.0	607	320	OP
REN(10)	—	—	—	2,991	12.7	1,220	2,991	12.7	1,220	404	UG
Total	19,222		1,960	33,568		3,793	52,790		5,753	2,792
Inferred Resources (2)

	(Tonnes and Ounces in Thousands)(11)(12)
	Inferred (100% Basis)
		Grade	Contained	Cameco	Mining
Property	Tonnes	(g/t)	Gold (oz)	Equity (oz)(3)	Method(4)
Kumtor(5)(6)	778	1.8	46	24	OP
Kumtor SB Underground(7)	2,796	20.0	1,797	947	UG
Boroo(5)(8)	7,723	1.0	239	126	OP
Gatsuurt(9)	2,437	3.3	256	135	OP
REN(10)	835	16.1	432	143	UG

Total	14,569	2,770	1,375

(1)	For the purpose of estimating mineral reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities and in accordance with US Securities and Exchange Commission Industry Guide 7, reserves have been estimated with cut-off grades based on a gold price of $550 (US) per ounce.

(2)	Mineral resources are in addition to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability when calculated using mineral reserve assumptions.

(3)	Cameco’s equity interest amounts to 52.7% of Centerra’s equity interest of gold reserves and resources for the properties. Centerra’s equity interests for the properties are: Kumtor 100%, Gatsuurt 100%, Boroo 100% and REN 63%. Upon the completion of the August 2007 agreements with the Kyrgyz government, the issuance of 10 million treasury shares of Centerra to Cameco and Cameco transferring 32.3 million shares to the Krygyz government, Cameco would own approximately 41% of Centerra.

(4)	“OP” means open pit and “UG” means underground.

(5)	Open pit mineral resources occur outside the current pits, which have been designed using a gold price of $550 (US) per ounce.

(6)	The open pit mineral reserves and resources at Kumtor are estimated based on a cut-off grade of 1.0 grams of gold per tonne and include the Central Pit and the Southwest and Sarytor deposits.

(7)	Underground mineral resources occur below the Central Pit shell and are estimated based on a cut-off grade of 7.0 grams of gold per tonne.

(8)	The mineral reserves and resources at Boroo are estimated based on a variable cut-off grade depending on the type of material and the associated recovery. The cut-off grades range from 0.2 to 0.8 gram of gold per tonne.

(9)	The mineral reserves and resources at Gatsuurt are estimated using either a 1.2 or 1.9 grams of gold per tonne cut-off grade depending on the type of material and the associated recovery.

(10)	The mineral resources at REN are estimated based on a cut-off grade of 8.0 grams of gold per tonne.

(11)	A conversion factor of 31.10348 grams of gold per ounce is used in the mineral reserve and resource estimates.

(12)	Numbers may not add up due to rounding.

6. OUR RISKS AND RISK MANAGEMENT, PLUS CONTROLS AND PROCEDURES AND CRITICAL ACCOUNTING ESTIMATES
RISKS AND RISK MANAGEMENT
Cameco attempts to mitigate risks that may affect its future performance through a systematic process of identifying, assessing, reporting and managing risks of corporate significance.
Management and the board, both separately and together, discuss the principal risks of our businesses, particularly during the strategic planning and budgeting processes. The board sets policies for the implementation of systems to manage and monitor identifiable risks. The nominating, corporate governance and risk committee is responsible for the oversight of risk management. Management has developed and implemented an enterprise risk management system that reports quarterly to this committee and annually to the board. This enhances the directors’ understanding of the principal business risks facing Cameco and improves the company’s risk management systems. The reserves oversight committee oversees the estimation of our reserves and the risks inherent in this estimation. In addition, the audit committee monitors certain financial risks and the safety, health and environment committee reviews systems and performance related to safety, health and environmental risk.
The following discusses our approach to managing our most significant risks that may affect our future performance. It contains statements and information which are neither about the present nor historical facts, and are therefore forward-looking. This forward-looking information is based upon a number of assumptions which may prove to be incorrect, and there are material risk factors that could cause actual results to differ materially. See “Caution Regarding Forward-Looking Information and Statements”. Also, see the discussion of the company’s risk factors contained in Cameco’s annual information form that are likely to influence investors’ decisions to purchase or sell our securities. The annual information form is filed on SEDAR at sedar.com and available on the company’s website at cameco.com.
Business Risks
Regulatory Approval And Expediency
Regulators must approve the construction, startup, continued operation, including any significant changes, and decommissioning of most of Cameco’s facilities. These facilities are subject to numerous laws and regulations regarding safety and environmental matters, including the management of hazardous wastes and materials.
Significant economic value is dependent on our ability to obtain and renew the licences and other approvals necessary to operate. Failure to obtain regulatory approvals or failure to obtain them in a timely manner would result in project delays or modifications, leading to higher costs. In the extreme, a project may be suspended or terminated, which would negatively impact future earnings and cash flow. For example, periodically, we are required to apply for licence renewals or seek amendments to existing licences for many of our uranium and fuel services operations, and a failure to obtain these would have a significant impact on our operations.
McArthur River/Key Lake/Rabbit Lake
Cameco plans to increase the annual production licence capacity at the McArthur River/Key Lake operation to 22 million pounds from 18.7 million pounds. As the first step, we submitted an environmental assessment for an increase in the annual licensed capacity in November 2004. The environmental assessment was delayed due to the discussions with the regulator regarding how to deal with the local accumulation of trace amounts of selenium and molybdenum in the downstream discharge environment.

The environmental assessment for the increased licence capacity is pending the demonstration of the effectiveness of our plan to reduce concentration of selenium and molybdenum in the downstream environment. We expect that reducing the current level of these metals will help advance the environmental assessment. Refer to the section titled “Uranium Operations — McArthur River/Key Lake” in this MD&A for more information.
Further delay in achieving this increase in production negatively affects the company’s potential revenue due to a delay in the sale of these additional pounds.
Key Lake/Rabbit Lake Tailings Management Facilities
At the Key Lake mill, tailings are deposited in the Deilmann tailings management facility (TMF). Currently, approved capacity of the Deilmann TMF is sufficient to operate at current production rates for approximately six years, assuming only minor storage capacity losses due to sloughing from the pitwalls.
Cameco has initiated the necessary work to achieve regulatory approval for a final, higher tailings elevation that will be sufficient to hold all tailings generated from processing of McArthur River reserves. This higher, final tailings elevation was incorporated conceptually in the environmental assessment process, which granted approval to develop the McArthur River mine, but the detailed technical analysis to support formal regulatory acceptance of the expansion has not yet been completed. There is a risk that an environmental assessment may be required, which would lengthen the process.
At Rabbit Lake, the existing approved tailings capacity at the Rabbit Lake TMF is sufficient to store tailings until the end of 2010, depending on milling rates and ore grades. A higher tailings elevation has been assessed as part of the environmental assessment to process uranium solution from Cigar Lake phase 1 mining. The higher tailings elevation will be achieved by expanding the Rabbit Lake TMF pit crest. The environmental assessment will be undergoing public review and regulatory decision processes in 2008. Approval of this environmental assessment and subsequent licence approval is required prior to expanding the tailings facility.
Cigar Lake ore will be processed at AREVA’s McClean Lake mill into a uranium solution. Under the Rabbit Lake Toll Milling agreement, about 50% of the uranium solution will be shipped to the Rabbit Lake mill and further processed into U3O8. This process will generate tailings at Rabbit Lake.
Failure to receive regulatory approval for TMF expansion at Key Lake and Rabbit Lake could constrain uranium production. The financial impact is the loss of uranium sales revenue and earnings.
Port Hope
The Port Hope UF6 plant was shut down due to the discovery of contamination beneath the plant in July 2007. Cameco has received regulatory approval to begin installing the structures and new equipment required for safely restarting and operating the plant. We have started the replacement of the concrete floors. Additionally, a groundwater management system is coming into operation outside the plant. The Ontario Ministry of Environment has given approval to take groundwater for treatment. Ultimately acceptance by the CNSC will be required that the system being established does adequately address risks associated with the contaminated groundwater. Cameco must also complete and receive CNSC approval for a comprehensive risk assessment that will identify contaminants that could pose a potential risk to the environment and verify that the selected treatment methods and technology will effectively mitigate potential risks. Cameco has set a target of resuming UF6 production at its Port Hope plant in the third quarter of 2008 at the earliest. Resuming production in the UF6 plant will require CNSC approval.

For more information, refer to the section titled “Fuel Services Business — Key Performance Drivers — Production Volume” in this MD&A.
Failure to achieve regulatory approvals in a timely fashion could delay the restart of the UF6 plant and adversely affect our production and sales.
Blind River Refinery
The environmental assessment study report for the proposed increase in licensed capacity of the Blind River refinery from 18 to 24 million kgU per year is expected to be issued mid-2008 and licence amendment approval by the fall of 2008. After this approval is received, construction of modifications to meet the new licensed capacity can be completed. If we do not receive approval for the licence capacity expansion at Blind River, it would result in reduced UF6 production either at our Port Hope conversion facility or the SFL facility. The combined production of UF6 from the two facilities would be limited to between 15 million and 16 million kgU.
Cigar Lake
Cameco received a CNSC licence renewal for a two-year term. The existing licence expires on December 31, 2009. Cameco will be applying to amend the licence to allow for completion of the mine remediation work prior to the end of the existing licence term. For more information on the remediation work, see the section titled “Uranium Projects — Cigar Lake” in this MD&A.
Inkai
At the Inkai project, there are two production areas currently in development (blocks 1 and 2). In 2005, the regulatory authorities approved the environmental assessment and design plan for a commercial processing facility in block 1 and we began construction. Cameco expects commercial production from block 1 in 2008 and will start commercial development of block 2 in 2008. During the third quarter of 2007, an issue emerged that could affect startup dates and production estimates for Inkai. A fire at one acid plant in Kazakhstan and a delay in the startup of a new plant has limited the availability of acid required for mining. Inkai and other ISR operations in Kazakhstan are receiving acid allotments through Kazatomprom, Cameco’s state-owned joint-venture partner in the project. These allotments could continue through the second quarter of 2008, or longer. Inkai is making progress on alternative supply options.
Cameco’s share of production from Inkai, at full production, is expected to be 3.1 million pounds annually. Through its experience in constructing and operating the test mine, Cameco is familiar with the statutory, regulatory and procedural framework governing new mining projects in Kazakhstan and, based upon its experience to date, Cameco believes that all permits and approvals required for operation of the new ISR mine will be obtained in a timely fashion.
Environmental Regulations
Environmental regulation affects nearly all aspects of Cameco’s operations, imposing very strict standards and controls. Regulation is becoming more stringent in Canada and the US. For example, changes to our operational processes are increasingly subject to regulatory approval, which may, in turn, result in delays due to the longer and more complex regulatory review and approval processes. These increasing requirements are expected to result in higher administration costs and capital expenditures for compliance.
Changes to environmental regulation could impose further requirements on companies involved in the nuclear fuel cycle. Such changes could include more stringent regulation on emissions and water quality standards, and on property decommissioning and reclamation. These changes could affect Cameco’s operational costs, or future decommissioning costs, or lower production levels, negatively impacting future earnings and cash flow.

One example of a regulatory change that impacted our costs was the requirement to reduce the concentrations of molybdenum and selenium in the effluent released from Cameco’s northern Saskatchewan operations. Currently, the CNSC has focused on an evaluation of the longer term environmental impact in downstream receiving environments. For example, at the Key Lake mill, Cameco has proposed an action plan to further reduce selenium and molybdenum discharges in the mill effluent. In December 2006, we finalized this action plan in consultation with the CNSC. Following a public hearing in January 2007, the CNSC included a licence condition for the Key Lake mill to implement this plan. We expect the first phase of the plan to be in place in the first part of 2008. The capital expenditure for implementing this first phase of the action plan is expected to be $14 million.
Another example is, due to a change in our licence, we installed a $5 million water treatment circuit to reduce uranium in our discharges in 2006 at Rabbit Lake, despite meeting regulatory release limits for uranium in water. This project was very successful in reducing uranium concentrations in 2007 (the first year of operating the modified water treatment circuit). Uranium loadings were reduced by a factor of 10 in 2007 compared to pre-2004 levels.
Cameco seeks to reduce its environmental impacts as one way to mitigate risks from changes in environmental regulations.
For example, learning from our experience at Key Lake, we initiated plans to decrease selenium and molybdenum at our other northern Saskatchewan operations. At Rabbit Lake, a $29 million project is currently under construction to reduce discharges of these elements.
The historical trend toward stricter environmental regulation is likely to continue. Cameco is investing more capital to improve technical processes in order to lessen our environmental impact. In addition, we have decided to add more resources to help the company become an environmental leader and created a department to focus on accomplishing that objective.
Going forward, since regulatory requirements change frequently and are subject to changing interpretations and may be enforced in varying degrees in practice, we are unable to predict the ultimate cost of compliance with these requirements or their effect on operations.
Limited Number Of Customers
The nuclear industry is highly consolidated. As a result, Cameco relies on a relatively small number of customers that purchase a significant portion of the company’s uranium concentrates and conversion services. BPLP also relies on a limited number of major customers for its sales, and our fuel manufacturing subsidiary has a significant portion of its sales committed to BPLP and BALP. The loss of any of these large customers, or the reduction in product purchases by these customers, could have a material adverse effect on Cameco’s financial condition, liquidity and results of operations.
Uranium and Fuel Services
For the period 2008 through 2010, our five largest customers are anticipated to account for about 43% of our contracted supply of U3O8. For the period 2008 through 2010, our five largest UF6 conversion customers are anticipated to account for approximately 33% of our contracted supply of UF6 conversion services. Cameco is currently the only commercial supplier of UO2 for use in Canadian Candu heavy water reactors, with sales to its largest customer, OPG, accounting for approximately 37% of the company’s UO2 sales in 2007. For 2007, one customer of Cameco’s uranium and fuel services amounted to $179 million or 12% of our combined revenue from those businesses. As well, sales for BPLP and BALP represented a substantial portion of its fuel manufacturing business.

We have worked hard to build long-term, trusting relationships with our customers. In addition, Cameco continues to implement a strategy that focuses on achieving longer contract terms. Today, new contracts tend to reflect delivery terms up to 10 years or more. Taking our legacy contracts into account, our current contract portfolio for uranium and conversion services has contract terms averaging about eight years. Cameco has never had a customer default while it was under contract to purchase uranium or conversion services.
While there are a small number of buyers for uranium and conversion services, there are also a small number of suppliers. As such, customers have limited opportunity to exclude major producers from their contracting activities. There are two suppliers of Candu fuel bundles and Cameco’s fuel manufacturing subsidiary is one of them. The capacity of the two producers currently exceeds demand, but neither producer alone can supply all of the demand.
In 2007, we estimate world production was 109 million pounds U3O8. Eight producers, including Cameco, provided 86% of this production. Cameco accounted for about 19% of world production in 2007. World production for 2006 totalled 103 million pounds. The 6% increase in production in 2007 from 2006 was due to higher output from existing mines and new production centres that are ramping up to full production.
There are four significant producers of UF6 conversion services in the western world. Cameco manages about 35% of the nameplate capacity.
Bruce Power (BPLP)
BPLP also relies on some major customers for its electricity sales. During 2007, electricity revenue from one customer of BPLP represented about 8% of BPLP’s total revenue.
In Ontario, during periods of peak demand, there is a shortage of electrical generation capacity and BPLP is well positioned as a baseload supplier and has the capacity to supply about 15% of Ontario’s electricity.
Reserve Estimates
Our uranium reserves are the foundation of the company and fundamental to our success. Uranium reserves and resources are estimated on a number of variables and assumptions, including geological interpretation, commodity prices and operating and capital costs. If our reserves or resource estimates are inaccurate or reduced in the future, it could have an adverse impact on our future cash flows and earnings. For example, if there are fewer reserves than estimated at any site, our future earnings would decrease from reduced sales and higher depreciation costs. Depreciation of mine assets is generally calculated over the mine life. A decrease in actual reserves could decrease the mine life, which would result in increased depreciation expenses over the same period of time.
The mine life at McArthur River has about 19 years of reserves at the current production level. At Rabbit Lake, the current reserves will sustain mill production until 2012. We are seeking to extend the mine life at both operations by conducting exploration drilling near the mine and have been successful in the past. At Rabbit Lake, addition of further reserves will also be dependent on identifying additional tailings capacity beyond the currently planned expansion. We have been conducting a tailings option study to identify future tailings capacity at Rabbit Lake.
Cameco estimates Cigar Lake mine production startup in 2011, at the earliest, ramping up to the company’s share of anticipated full production of about 9 million pounds U3O8 in just over two years following commencement of production. After the mine has been dewatered and the condition of the underground development has been assessed, the findings will be incorporated in the new mine development and production plans. As of December 31, 2007, Cameco’s share of proven reserves at Cigar Lake was 113.2 million pounds. At the planned production rate, the mine life at Cigar Lake is expected to total almost 15 years.
Inkai is expected to start commercial production in 2008. We expect Inkai to ramp up to full production of 5.2 million pounds U3O8 per year by 2010. At the end of 2007, Inkai had 142.5 million pounds of proven and probable reserves. Cameco’s share of production and reserves is 60%.
At Centerra’s Kumtor gold mine, the existing reserves of the Kumtor mine, Sarytor deposit and the Southwest Zone should support gold production activities in excess of seven years. Mill and heap leach production from Boroo over the next seven years is expected to include ore from the Boroo and Gatsuurt deposits. The combined Boroo and Gatsuurt reserves represent seven years of total operation.
Reserve estimates are based on our knowledge, mining experience and analysis of drilling results. We estimate reserves and disclose them in a manner that conforms to industry practices and applicable regulations, including National Instrument 43-101.
While we believe the reserve and resource estimates included are well-established and reflect management’s best estimates, by their nature, reserve and resource estimates are imprecise and depend to a certain extent upon, among other things, geological and statistical inferences, which may ultimately prove inaccurate.
Labour Relations
Cameco has unionized employees at its McArthur River mine, Key Lake mill and Port Hope conversion and fuel manufacturing facilities. In 2007, unionized employees at the conversion and fuel manufacturing facilities each ratified new collective agreements that Cameco and United Steelworkers (USW) had negotiated. These new collective agreements will expire on June 1, 2009 at our fuel manufacturing facility, and June 30, 2010 at the conversion facility in Port Hope. The collective agreement covering unionized employees at McArthur River and Key Lake will expire December 31, 2009.
BPLP has approximately 3,700 employees and most of them are unionized. The Power Workers’ Unions, representing about 2,500 employees, have signed a three-year collective agreement. The agreement extends until December 31, 2009. The Society of Energy Professionals’ collective agreement, which began January 1, 2005, expires December 31, 2009. Under the 2005 restructuring agreements, all employees remain with BPLP and all employee costs are apportioned between BPLP and BALP.
The Kumtor mine is unionized and all of Centerra’s national employees in the Kyrgyz Republic are subject to a collective agreement between the Kumtor Operating Company (KOC) and the Trade Union Committee (TUC). A new collective agreement was agreed to for a two-year period ending December 31, 2008.
At Boroo, Centerra has negotiated a collective agreement, effective December 10, 2007, with the newly formed union representing Boroo employees. The collective agreement expires February 1, 2010.
We cannot predict at this time whether we will be able to reach new collective agreements with our unionized employees without a work stoppage. Any lengthy work disruptions could affect our earnings adversely.
Counterparty Risk
In addition, Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the company to the risk of non-payment. We manage this risk by monitoring the credit worthiness of our customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk. As of December 31, 2007, about 3% of Cameco’s forecast revenue under contract for the period 2008 to 2010 is with customers whose creditworthiness does not meet Cameco’s standards for unsecured payment terms. As well, Cameco’s purchase of uranium product and conversion services, such as under the HEU Commercial Agreement and Springfields toll-conversion agreement, exposes the company to the risk of the supplier’s failure to fulfil its delivery commitment.
As previously reported, in October 2007, Tenex requested discussions regarding the pricing structure for the last few years of the remaining term of the HEU commercial agreement. Cameco and its two partners in the commercial agreement continue to maintain a dialogue with Tenex and initiated discussions in the first quarter of 2008.
Aboriginal Title And Consultation Issues
First Nations and Métis title claims, as well as related consultation issues, may affect the ability of Cameco to pursue exploration, development and mining at its Saskatchewan uranium producing properties (McArthur River and Rabbit Lake) and developmental property (Cigar Lake), as well as milling ore at Key Lake. Cameco has received formal demands from the English River First Nation (ERFN) and the Métis Nation of Saskatchewan to be consulted and accommodated with respect to development on aboriginal traditional lands, which is an expectation of all aboriginal groups in Northern Saskatchewan. Pursuant to historical treaties, First Nation bands in northern Saskatchewan ceded title to most traditional lands in northern Saskatchewan in exchange for treaty lands.
In addition, the ERFN has selected claims for Treaty Land Entitlement (TLE) designation that include the Millennium uranium deposit. Similarly, the Peter Ballantyne Cree Nation has selected lands under the TLE process that cover portions of the mineral claims held by the Dawn Lake joint venture. The TLE process does not affect the rights of our mining joint ventures, however, it may have an impact on the surface rights and benefits ultimately negotiated as part of the development of our two uranium deposits. Cameco, as operator of both affected joint ventures, is investigating the potential implications of the TLE land issue.
Managing these issues is an integral part of exploration, development and mining in Canada, and Cameco is committed to managing these issues effectively. However, in view of the legal and factual uncertainties, no assurance can be given that these issues will not impact our operations and future development activities.
Market Risks
Product Prices
As a significant producer and supplier of uranium, nuclear fuel processing, gold and electricity, Cameco bears significant exposure to changes in prices for these products. A substantial downturn in prices will negatively affect the company’s net earnings and operating cash flows. Prices for our products are volatile and are influenced by numerous factors beyond the company’s control, such as supply and demand fundamentals, geopolitical events and, in the case of electricity prices, weather.
Uranium
Uranium spot prices have mostly been in a downturn since the company was formed in 1988. Beginning mid-2003, the uranium price increased rapidly, primarily as a result of market participants recognizing that secondary supplies would contribute less to future supply than anticipated. The following graph shows the month-end uranium spot prices since 1988 in current (i.e. non-inflation adjusted) dollars.

Uranium Spot Price 1988-2007
Industry Average Price — UxC & Trade Tech
Historically, deliveries under new contracts typically did not begin for one to three years after the contract was signed. As a result, many of the contracts in our current portfolio reflect market conditions when uranium prices were significantly lower. Cameco’s current contract portfolio has limited sensitivity to further increases in the spot price over the next three years. For information on Cameco’s sensitivity to spot prices, see “Uranium Price Sensitivity (2008)” and Uranium Price Sensitivity (2008 to 2012)” in this MD&A.
Our contracting objective is to secure a solid base of earnings and cash flow to allow us to maintain our core asset base and pursue growth opportunities over the long term. Our contracting strategy focuses on reducing the volatility in our future earnings and cash flow, while providing both protection against decreases in market price and retention of exposure to future market price increases. This is a balanced approach, which we believe delivers the best value to our shareholders over the long term.
For more information on uranium contracting, see “Uranium Strategies” in this MD&A.
Fuel Services
The majority of our fuel services sales are at fixed prices with inflation escalators. In the short term, Cameco’s financial results are relatively insensitive to changes in the spot price for UF6 conversion services. The newer fixed-price contracts generally reflect market prices at the time of contract award. Therefore, in the coming years, our contract portfolio will be positively impacted by higher fixed-price contracts.

Bruce Power
Similarly, BPLP reduces price volatility by committing sales under fixed-price contracts. BPLP has 10 TWh sold under fixed-price contracts for 2008. This would represent about 40% of Bruce B’s generation at its planned capacity factor. A $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from BPLP by about $3 million.
In addition, the BPLP restructuring agreement provides for a floor price of $45.00 per MWh in 2005 (escalated by inflation) for the electricity sold into the spot market. The floor price extends to 2019. The floor price has a true-up mechanism, which is settled on a monthly basis with a contingent support payment. The aggregate of contingent support payments is tracked, as any payments received are subject to a recapture payment dependent on the annual spot price. BPLP would have to pay back the difference between the market and floor price, up to a value not exceeding the current contingent support payment balance. If a repayment is made, this amount is then subtracted from the contingent support payment balance.
Gold
Centerra is totally exposed to the fluctuations in the spot market for gold. Centerra currently plans to leave its gold production unhedged due to the strong industry fundamentals, which it expects to continue to put upward pressure on price.
The average spot price for gold increased to $696 (US) per ounce in 2007 compared to $602 (US) per ounce in 2006. For 2008, a $25.00 (US) per ounce change in the gold spot price would change Cameco net earnings by about $7 million (Cdn).
Foreign Exchange Risk
The relationship between the Canadian and US dollars affects financial results of the uranium business as well as the fuel services business. For a discussion of Cameco’s currency hedging program, see information under the heading “Foreign Exchange” in this MD&A.
Political Risks
Political Instability Risk
Cameco’s Inkai project is located in the Republic of Kazakhstan. All of Centerra’s current gold production and reserves are derived from assets located in the Kyrgyz Republic and Mongolia. All three countries are developing countries. The Kyrgyz Republic and Mongolia have experienced political and economic difficulties in recent years. Cameco’s operations and assets are subject to potential risks from actions by governmental authorities or internal unrest.
Losses due to political instability could have an adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition. The company has made an assessment of the political risk associated with each of its foreign investments and has purchased political risk insurance to partially mitigate losses.
In analyzing political risk in the Kyrgyz Republic, Mongolia and the Republic of Kazakhstan, we have made reference to the Index of Economic Freedom. The Heritage Foundation, a US research and educational institute in partnership with The Wall Street Journal, publishes the Index of Economic Freedom. The report is an in-depth analysis of 10 specific factors of economic freedom that contribute most directly to a country’s degree of economic freedom and prosperity. The index measures factors such as corruption, trade and investment barriers, fiscal burden of governments, rule of law, and health, safety, environment and labour regulations in 162 countries. Cameco believes this analysis helps to quantify political risk in developing countries.
Kyrgyz Republic
The 2008 Index of Economic Freedom categorizes the Kyrgyz Republic as “Moderately Free,” with a rank of 70 out of 162 surveyed countries. Its overall score is about one percentage point higher than last year, mainly reflecting an improved investment climate. The Kyrgyz Republic is ranked 12th out of 30 countries in the Asia—Pacific region, and its overall score is slightly higher than the regional average. The Kyrgyz Republic has opened most of its economy to foreign investment and has adopted guarantees, consistent with international standards, against expropriation or nationalization.
To mitigate risk, when Cameco restructured its gold assets into Centerra, Kyrgyzaltyn, a Kyrgyz joint stock company whose shares are 100% owned by the Government of the Kyrgyz Republic, agreed to retain an ownership interest and, today, owns about 16% of Centerra. The president of Kyrgyzaltyn is currently a member of Centerra’s board of directors. The agreement, at the time the Kumtor restructuring closed, also provides that, until June 22, 2009, Kyrgyzaltyn will maintain ownership of at least 5% of the outstanding common shares as long as the Kyrgyz government continues to control Kyrgyzaltyn.
In 2005, the Kyrgyz Republic went through a major change in its political life. On February 28, 2005, the 105-member two-chamber parliament ceased to exist and was replaced by a one-chamber parliament with 75 seats. The new one-chamber parliament has broader constitutional powers, with certain powers being transferred to it by the president. These changes were made pursuant to constitutional referendums, which were conducted in 2003.
The Kyrgyz president gained substantial constitutional powers through constitutional amendments introduced at the end of 2006. The government resigned on December 19, 2006. A new prime minister was appointed on February 1, 2007 and the new structure of the government has been approved by Parliament. Additionally, a cabinet was formed. Centerra continues its efforts to establish a closer relationship with local communities to ensure broad-based regional support for its operations.
The political situation in the Kyrgyz Republic continues to evolve.
During the first quarter of 2007, the Kyrgyz Parliament began to consider draft legislation that, among other things, challenges the legal validity of Kumtor agreements with the Kyrgyz Republic, proposes recovery of additional taxes on amounts relating to past activities, and provides for the transfer of gold deposits (including Kumtor) to a state-owned entity. If enacted, there would be a substantial risk of harm to the value of Cameco’s investment in Centerra.
During the third quarter of 2007, Cameco and Centerra entered into preliminary agreements with the Kyrgyz government, which are expected to provide additional business certainty for mining operations at Kumtor, further align the parties’ business interests and support Centerra’s growth plans. The agreements contemplate a transfer of shares such that Cameco will own about 41% of Centerra, the Kyrgyz Republic will own about 29% and the public shareholders will own the remaining 30%. These agreements are subject to a number of conditions, including the approval by Parliament of the Kyrgyz Republic. There can be no assurance that parliamentary approval will be received or that the other conditions will be satisfied.
For more information, see the section titled “Gold — Political Update” in this MD&A.

On February 5, 2008, Centerra issued a press release responding to media reports of a criminal tax evasion investigation by Kyrgyz authorities against it and its subsidiary Kumtor Gold Company (KGC). KGC is cooperating with the Kyrgyz financial police with respect to their investigation. The Kyrgyz financial police have requested information and documents with respect to the Kumtor project and have interviewed Kumtor personnel. The Kyrgyz Republic State Tax Inspectorate recently completed audits on KGC for 2003 and 2004 and no material disagreement regarding payable taxes by KGC were identified. KGC continues to pay all taxes in accordance with local laws and its investment agreement and believes there is no basis for the investigation.
Pursuant to an agreement dated December 7, 2006 between the Kyrgyz government, KGC, Centerra and Kyrgyzaltyn relating to payments in connection with the 1998 Barskoon cyanide spill, KGC has advanced to the government a total of $3.7 million of the total agreed amount of $4.4 million and accrued the balance of $0.7 million. These funds have been distributed to members of the local communities by a government committee created for such purpose. As part of the new Kumtor Agreement, Centerra has agreed to reconsider the terms of the agreement with a view to forgiving the government’s debt.
Mongolia
The 2008 Index of Economic Freedom categorizes Mongolia as “Moderately Free,” with a rank of 62 out of 162 surveyed countries. Its overall score is three percentage points higher than last year, reflecting improvements in several economic freedoms. Mongolia is ranked 10th out of 30 countries in the Asia—Pacific region, and its overall score is slightly higher than the regional average.
The Mongolian Parliament continues to debate recent changes to mining legislation and the applicability of the windfall profit tax, as well as state participation in various mining projects. The windfall tax applies at the rate of 68% on sales of gold above $500 (US) per ounce. Under the new minerals law, a deposit may be deemed to be a mineral deposit of strategic importance. If a deposit is deemed strategic, the state may take up to a 34% interest in those strategic deposits in respect of which exploration was funded privately, or a 50% interest in those strategic deposits in respect of which exploration was funded by Mongolia. On February 6, 2007, Parliament designated the Boroo deposit as strategic but resolved that Mongolia would take no interest, as the deposit would continue to be subject to the terms of the existing stability agreement. While the Mongolian government has acknowledged that neither the windfall profit tax nor the strategic deposit provisions will apply to the Boroo mine, it has not yet agreed to provide similar protection to Centerra’s Gatsuurt project and may yet determine Gatsuurt to be of strategic importance.
Centerra received approvals for Gatsuurt in situ reserves and resources from the Government of Mongolia on December 27, 2007. This paves the way for commencement of negotiations of a definitive agreement with the government. However, the political situation in the country continues to be unsettled, which may affect the negotiation process.
On March 13, 2007, Centerra suspended its development operations at Gatsuurt, other than those necessary to maintain the property in good standing and comply with permits, pending finalization of the terms of an investment agreement with the Mongolian government and resolution of the Gatsuurt LLC claim. Material increases in potential production costs at Gatsuurt could impact the economic recovery of ore from the deposit and, ultimately, a decision to develop the project.
The country is preparing for parliamentary elections in June of 2008.
To partially mitigate the risk of losses, Centerra continues to purchase political risk insurance.

Kazakhstan
The 2008 Index of Economic Freedom categorizes Kazakhstan as “Moderately Free,” with a rank of 76 out of 162 surveyed countries. Its overall score is 1.4 percentage points higher than last year, mainly reflecting an improvement in trade freedom. Kazakhstan is ranked 13th out of 30 countries in the Asia-Pacific region, and its overall score is slightly higher than the regional average.
To mitigate risk at our Inkai project, we formed a strategic alliance through a joint venture with Kazatomprom, a state-owned entity of the Kazakhstan government. Cameco has agreed to provide funding of up to $200 million (US) to the Joint Venture Inkai for project development. We have also agreed to invest at least $4 million (US) over the next four years on sustainable development activities. To date, the Kazakhstan government has supported the project. In the event of a dispute arising at our foreign operations at Inkai, the dispute will be submitted to international arbitration. Cameco also continues to purchase political risk insurance to partially mitigate losses.
A new Kazakh law took effect in 2007 allowing the government to renegotiate previously signed subsoil use agreements. Cameco does not have any reason to believe the new law will be applied to uranium projects. However, it is a concern going forward and we continue to monitor how the government uses this new legislation.
Cameco and Centerra practise the principles of sustainable development — to be a leader in business ethics, workplace safety, environmental protection and community economic development. As a result, we believe our commitment to sustainable development will further enhance our goal of becoming a partner of choice for governments and state-owned enterprises where we operate.
Restructuring Of Ontario’s Electricity Industry
Through Cameco’s investment in BPLP, we are exposed to various business risks associated with the generation and marketing of electricity. In Ontario, political risk results from uncertainty over the future direction of government energy policies. BPLP sells electricity into the wholesale spot market and the contract market.
There is a risk that the Ontario government could regulate the wholesale market in the future. This would limit the upside potential for BPLP’s revenue. Given the shortage of generating capacity in Ontario, the need to attract new investment and recent market structure changes made by the government, we believe the risk that the wholesale market will be regulated is low, but the government continues to have an influence on the market in part through: (1) minister directives to the Ontario Power Authority (OPA) for procurement of generation, (2) entering into long-term supply agreements with developers via the OPA and (3) its interest as an owner of OPG in the future of coal and nuclear generation.
Operational Risks
Overview
Cameco’s businesses are subject to a number of operational risks and hazards, which, if one or more of them occur, could impact us significantly. These risks and hazards include environmental pollution, accidents or spills; industrial accidents; social or political activism, including blockades; regulatory changes; non-compliance with laws; fire; natural phenomena, including underground floods, cave-ins and pitwall failures; encountering unusual or unexpected geological conditions; adverse ground conditions, and technological failure of mining methods.

We also contract for the transport of our uranium and uranium products to refining, conversion, fuel manufacturing, enrichment facilities and nuclear facilities in North America and Europe, as well as processing facilities in Kazakhstan, which exposes the company to transportation risks. The potential risk is damage to the environment from a transportation incident, which results in a spill of product. We may be held liable as owner of the product. This could damage our reputation, which could make it more difficult to ship our products.
Although we maintain insurance to cover some of these risks and hazards in amounts we believe to be reasonable, this insurance may not provide adequate coverage in all circumstances.
Engineering And Technical
Water Inflow
Due to the unique geological conditions of the deposits at McArthur River, Cigar Lake and Rabbit Lake, some technical challenges exist, including the potential inflow of water into a mine.
In April 2003, a rockfall that resulted in a water inflow into the McArthur River mine suspended mining for nearly three months and was a major setback to development of new mining zones as revised mining plans were subsequently prepared and improved controls were put in place to access the zone where the inflow occurred. Similar difficulties could result in lower uranium production levels. (See Cameco’s 2003 annual report for more information.)
In October 2006, a rockfall causing a water inflow at Cigar Lake flooded the underground development. The company is currently in the process of mine remediation. For more information, see the section titled “Uranium Projects — Cigar Lake” under “Uranium Business” in this MD&A.
The baseload contracts put in place to support the development of Cigar Lake contain supply interruption language that allows Cameco to reduce, defer or cancel deliveries in the event of any delay or shortfall in Cigar Lake production. Cameco has held discussions with its customers concerning the possible effects of the uranium production delay at Cigar Lake and, as a result, deferred 2007 and 2008 deliveries to the end of the various contracts. For deliveries scheduled beyond 2008 discussions will occur closer to the delivery date.
For the remainder of Cameco’s contracts that are impacted by supply interruption language, in 2007 almost 4 million pounds of deliveries were deferred five to seven years. Of this volume, approximately 3 million pounds were committed for delivery in 2007 or 2008 at market-related prices and the remainder has been placed into contracts with deliveries in 2008 and beyond. No deferrals of deliveries as a result of the supply interruption provisions in these contracts are planned for 2008 as the impact of those provisions is expected to be minimal. Supply interruption provisions for 2009 and beyond are being evaluated.
In November 2007, Cameco announced it had temporarily reduced underground activities at Rabbit Lake, as a precautionary measure, due to an increase of water inflow from a mining area at the same time the capacity of the surface water-handling system was reduced while equipment was being upgraded. In early January 2008, Rabbit Lake operations resumed normal mining activities after site crews located and plugged the source of the water inflow.
Cameco has operational controls in place that are intended to reduce risk of water inflow, including detailed procedural training for employees, equipment inspections and testing, ground control inspections by our site engineers, and a program of rock mechanics reviews. In addition, there is a renewed focus on safety culture, with systems that imbed risk assessments and job hazard analysis into daily activities, and increased accountability at all levels of our organization.
Jet Boring Mining Method at Cigar Lake
At Cigar Lake, the major technical factors influencing the mining method selection include ground stability, control of groundwater, radiation exposure, and ore handling and storage. Various studies on ground conditioning and non-entry mining methods were conducted. A test mine program, which ran three campaigns, resulted in the selection and validation of the jet boring mining method.
The overall test mine program was considered successful with all initial objectives fulfilled. However, as the jet boring mining method is new to the uranium mining industry, the potential for technical challenges exists. We are confident we will be able to solve the challenges that may arise during the initial rampup period, but failure to do so would have a significant impact on Cameco. We could experience a delay in production startup, which would result in the delay of sales and revenue. Costs would likely rise as we examined solutions to deal with the technical challenges. Given that we cannot foresee what these problems and solutions might be, we cannot predict the costs at this time.
Transition to New Mining Areas at McArthur River
We are currently mining in zone 2 (panels 1, 2, and 3) at the McArthur River mine and will continue to mine exclusively in these areas through 2008. In 2009, we expect to transition to panel 5 of zone 2 and bring lower zone 4 into operation. Zone 1 is also expected to begin production in late 2009. All production from these zones will continue to come from our mining method of raiseboring. For more information on this transition, see the section under “Uranium Business” titled “Uranium - Capability to Deliver Results — Transition to New Mining Areas” in this MD&A.
Failure to successfully transition to new zones could delay production and could result in a loss of sales.
Boxhole Boring Mining Method at McArthur River
Work also progressed on the planning of a boxhole boring mining method, which we anticipate using for production from upper zone 4 beginning in 2012. Boxhole boring is used to excavate an orebody where there is limited or no access from above. The machine is set up on the lower level, and a raise is bored upward into the orebody. The ore and rock are carried by gravity down the hole and are deflected away from the machine. Boxhole boring is a mining development technique used around the world; however, it would be a first in uranium mining and as a production method. We have some experience with boxhole boring as we have previously conducted trials and tested the boxhole method at Rabbit Lake and Cigar Lake.
Technical challenges associated with this mining method include reaming through frozen ground, raise stability (thawing from reaming and backfill), controlling raise deviation, reaming through backfilled raises and control of radiation exposure. Accordingly, we have scheduled a long lead time for implementation to ensure the technical challenges are understood and risks mitigated. Until Cameco has fully developed and tested the boxhole boring method at McArthur River, there is uncertainty in the estimated productivity. A dedicated “Mining Methods Development” team has been assembled at McArthur River to develop the boxhole method and capital equipment, including a boxhole raise drill that was ordered late in 2006. Design of specialized components was completed in 2007, along with mine planning of the test area.
Delivery of the boxhole boring machine is anticipated for the first half of 2008 and the initial test boring is planned for the second half of the year. We have confidence we will be able to successfully implement this mining method at McArthur River. Failure to do so would delay production from this zone and could result in a loss of sales.

Kumtor Highwall Ground Movement
On July 8, 2002, a highwall ground movement at the northern end of the Kumtor pit resulted in the death of one of Centerra’s employees and the temporary suspension of mining operations. The movement led to a considerable shortfall in 2002 gold production because the high-grade zone was rendered temporarily inaccessible. Consequently, Centerra milled lower grade ore and achieved lower recovery rates. In February 2004, there was also movement detected in the southeast wall of the open pit and, in February 2006, there was further movement detected.
In July 2006, a pitwall ground movement occurred involving a significant portion of the northeast wall. Kumtor’s extensive slope monitoring system was effective, enabling safe advance evacuation of the mining area. The movement occurred above the higher grade stockwork area where mining had been planned for 2007. While the stockwork area was not covered, safety concerns identified in an engineering analysis undertaken after the event required a new mining sequence, which deferred production from the area. Although Centerra employs extensive efforts to prevent further ground movement, there is no guarantee against further ground movements. A future ground movement could result in a significant interruption of operations. Centerra may also experience a loss of reserves or material increase in costs if it is necessary to redesign the open pit as a result of a future ground movement. The consequences of a future ground movement will depend upon the magnitude, location and timing of any such movement. If mining operations are interrupted to a significant magnitude or the mine experiences a significant loss of reserves or materially higher costs of operation, this would have an adverse impact on Centerra’s future cash flows, earnings, results of operations and financial condition, and a resulting negative impact on Cameco’s financial results.
As disclosed in the first quarter of 2007, minor slope movement was detected in the waste dump above the SB zone highwall in the central pit. At that time, the waste dump slopes were designed at a 33-degree angle. An initial geotechnical drilling and analysis program was undertaken in the second quarter to determine whether a lower design slope angle would be required to stabilize the waste dump and, if so, to determine the effect on future production.
In a press release issued on July 19, 2007, Centerra reported that independent geotechnical experts had completed their preliminary analysis of the previously reported highwall waste dump movement and the preliminary findings of the glacial till characterization. They subsequently recommended stabilizing the area by using lower slope angles through the underlying till layer and overlying waste dump. The lower slope angles required the removal of more waste than previously planned and delayed access to the SB zone.
Further technical assessment since July of 2007, including additional geotechnical drilling, till analysis, dewatering tests and geophysical surveys now indicates that till layers are approximately 40% thinner than originally thought and that the till appears to be amenable to dewatering and, therefore, the designed pitwall angle may be able to be steepened to near the original design. A series of geotechnical drill holes converted to pumping wells allowed for two pumping tests to be performed that provided the necessary hydrological information within the warmer and unfrozen tills to conclude that a depressurizing and dewatering program may be beneficial to the till consolidation and the slope stability. A till depressurizing and till dewatering program has been initiated with guidance from a third-party consulting firm and will be undertaken in 2008. If successful, this program will allow the steepening of the pitwall slope angle to near its original design and the removal of much less waste than originally expected in July, which may have the impact of lowering costs in future years and maximizing the extraction of the open pit SB zone ores.
The establishment of the depressurization and dewatering programs does not impact Centerra’s gold production guidance for 2008. But, as the warmer unfrozen tills are exposed by mining activities in 2009, the depressurization and dewatering programs will need to be fully functional to allow the geotechnical consolidation of the tills and to mine at the planned pitwall angles in 2009 and thereafter. The inability to establish fully effective and efficient depressurization and dewatering programs may have an adverse impact on Centerra’s future cash flows, earnings, results of operations and financial condition, and a resulting negative impact on Cameco’s financial results.
Reclamation And Decommissioning
The company plans for the closure, reclamation and decommissioning of its operating sites. Decommissioning and reclamation costs may increase over time due to increasingly stringent regulatory requirements and labour market conditions.
Periodically, Cameco re-estimates its total decommissioning and reclamation costs, based on current operations to date, for its operating assets. At the end of 2007, the total estimate was $440 million, which is the undiscounted value of the obligation. Most of these expenditures are typically incurred at the end of the useful lives of the operations to which they relate and, therefore, only a small percentage of total estimated decommissioning and reclamation costs are expected to be incurred over the next five years.
At the end of 2007, Cameco’s accounting provision for future reclamation costs totalled $285 million, which represents the present value of the $440 million mentioned above. At the end of 2006, the accounting provision for reclamation costs was $228 million. The provision increased by $57 million in 2007 due to higher estimates for decommissioning of the Saskatchewan minesites. The revised estimates for these operations were approximately double prior amounts, which were based on studies completed about five years earlier. The increase is largely due to higher expected costs for labour and equipment. See note 9 in the financial statements.
Cameco typically provides letters of credit (LC) to provide financial assurances, where required, for decommissioning and reclamation costs. Cameco’s LCs issued in support of reclamation liabilities totalled $300 million at the end of 2007 (2006 — $213 million). Since 2001, all Cameco’s North American operations have had in place LCs providing financial assurance, which are aligned with preliminary plans for site-wide decommissioning. Beginning in 1996, the company has conducted regulatory-required reviews of its decommissioning plans for all Canadian sites. These periodic reviews are done on a five-year basis, or at the time of an amendment to or renewal of an operating licence.
Safety, Health, Environment And Quality
Cameco is subject to the normal worker health, safety and environmental risks associated with all mining and chemical processing. In addition, our workforce faces other risks associated with radiation related to uranium mining and milling, and fuel services operations.
Over the last few years, Cameco has been implementing a quality system that recently also integrates our environmental management and health and safety management systems. Most of Cameco’s uranium facilities are ISO 14001 certified or in the process of developing the program and obtaining certification.
Monitoring and reporting programs for environmental, health and safety performance in all our operations are in place to ensure environmental and regulatory standards are met. For 2007, we invested about $85 million for environmental monitoring, protection and assessment programs; and $10 million for safety and health programs. The increased expenditures year-over-year are due primarily to an upgrade in the reverse osmosis plant and additional costs for bulk neutralization at Key Lake, the addition of a mill clarifier at Rabbit Lake, the remediation project at the Port Hope UF6 conversion facility, and the inclusion of Cigar Lake expenditures (which were not included in 2006).

Inspections, assessments and audits are also designed to provide reasonable assurances of our performance to management. Contingency plans are in place for a timely response to an environmental event.
Electricity Business
The capacity factor is directly related to the operating performance of BPLP’s generating assets. The capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale. BPLP’s anticipated contribution to Cameco’s financial results in a given year could be significantly impacted if the aggregate capacity factor is less than expected due to planned outages extending significantly beyond their scheduled periods or if there are unplanned outages for an extended period of time. The impact of lower capacity factor is reduced electricity sales and revenue.
In 2007, estimated capacity factors for the four B units were expected to average in the low 90% range. The actual capacity factor for 2007 was 89%. Reduced generation capacity may cause electricity prices to rise, which can partially offset the loss in sales volume.
Bruce Power manages this risk through preventive maintenance to improve overall equipment reliability, by adopting more efficient operational processes and by improving employee performance at all levels. In 2008, BPLP plans to invest $90 million in sustaining capital.
CONTROLS AND PROCEDURES
As of December 31, 2007, we evaluated our disclosure controls and procedures as defined in the rules under the US Securities and Exchange Commission and the Canadian Securities Administrators. This evaluation was carried out under the supervision and participation of management, including the president and chief executive officer and the chief financial officer. Based on that evaluation, the president and chief executive officer and chief financial officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
CRITICAL ACCOUNTING ESTIMATES
Cameco prepares its financial statements in accordance with Canadian GAAP. In doing so, management is required to make various estimates and judgments in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. Management bases its estimates and judgments on its own experience, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and various other factors believed to be reasonable under the circumstances. Management believes the following critical accounting estimates reflect its more significant judgments used in the preparation of the financial statements.
Depreciation and depletion on property, plant and equipment is primarily calculated using the unit of production method. This method allocates the cost of an asset to each period based on current period production as a portion of total lifetime production or a portion of estimated recoverable ore reserves. Estimates of lifetime production and amounts of recoverable reserves are subject to judgment and significant change over time. If actual reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation and depletion charged to earnings.
Significant decommissioning and reclamation activities are often not undertaken until substantial completion of the useful lives of the productive assets. Regulatory requirements and alternatives with respect to these activities are subject to change over time. A significant change to either the estimated costs or recoverable reserves may result in a material change in the amount charged to earnings.

Cameco assesses the carrying values of property, plant and equipment, and goodwill annually or more frequently if warranted by a change in circumstances. If it is determined that carrying values of assets or goodwill cannot be recovered, the unrecoverable amounts are written off against current earnings. Recoverability is dependent upon assumptions and judgments regarding future prices, costs of production, sustaining capital requirements and economically recoverable ore reserves. A material change in assumptions may significantly impact the potential impairment of these assets.
Cameco uses derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. As long as these instruments are effective, they have the effect of offsetting future changes in these underlying rates and prices. Future earnings may be adversely impacted should these instruments become ineffective.
Cameco operates in a number of tax jurisdictions and is, therefore, required to estimate its income taxes in each of these tax jurisdictions in preparing its financial statements. In calculating the income taxes, consideration is given to factors such as tax rates in the different jurisdictions, non-deductible expenses, valuation allowances, changes in tax laws and management’s expectations of future results. Cameco estimates future income taxes based on temporary differences between the income and losses reported in its financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effect of these temporary differences is recorded as future tax assets or liabilities in the financial statements. The calculation of income taxes requires the use of judgment and estimates. If these judgments and estimates prove to be inaccurate, future earnings may be materially impacted.
NEW ACCOUNTING PRONOUNCEMENTS
Inventories
Effective January 1, 2008, Cameco will adopt the new Canadian standard, Handbook Section 3031, Inventories, which supersedes Handbook Section 3030 and converges with the International Accounting Standard Board’s recently amended standard IAS 2, Inventories.
The standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include the elimination of the last in first out method (LIFO), the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous writedowns to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, writedowns and the reversals of writedowns are required to be disclosed.
The adoption of this new standard is not expected to have a material impact on Cameco’s financial statements.
Financial Instruments — Disclosure and Presentation
Effective January 1, 2008, Cameco will adopt two new Canadian standards: Handbook Section 3862, Financial Instruments — Disclosures and Handbook Section 3863, Financial Instruments — Presentation. These sections replace Handbook Section 3861, Financial Instruments — Disclosures and Presentation, and enhance the users’ ability to evaluate the significance of financial instruments to an entity, related exposures and the management of these risks.

Capital Disclosures
Effective January 1, 2008, Cameco will adopt the new Canadian standard, Handbook Section 1535, Capital Disclosures. This section establishes standards for disclosure of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.
USE OF NON-GAAP FINANCIAL MEASURES
Adjusted net earnings, a non-GAAP measure, should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP. Consolidated net earnings are adjusted in order to provide a more meaningful basis for period-to-period comparisons of the financial results. The following table outlines the adjustment to net earnings.
Adjusted Net Earnings

	Three months ended		Year ended
	December 31		December 31
($ millions)	2007	2006	2007	2006
Net earnings (per GAAP)	$61	$40	$416	$376
Adjustments
Agreement with Kyrgyzstan	28	—	153	—
Stock option plan amendment	—	—	59	—
Change in income tax rates	(25)	—	(25)	(73)
Gain on sale of interest in Fort à la Corne	—	—	—	(29)

Adjusted net earnings	$64	$40	$603	$274
QUALIFIED PERSONS
The technical and scientific information discussed in this MD&A was prepared by or under the supervision of the following individuals, who are qualified persons for the purposes of National Instrument 43-101, with respect to the following material properties:
•	McArthur River/Key Lake:
•	Doug Beattie (Key Lake), mine manager, Rabbit Lake operations, Cameco,

•	David Bronkhorst, general manager, McArthur River operations, Cameco,

•	Chuck Edwards, principal metallurgist, Cameco,

•	Alain G. Mainville, director, mineral resources management, Cameco,

•	Greg Murdock, technical superintendent, McArthur River operations, Cameco, and

•	Les Yesnik, general manager, Key Lake operations, Cameco.
•	Cigar Lake:
•	Scott Bishop, chief mine engineer, Cigar Lake project, Cameco,

•	Chuck Edwards, principal metallurgist, Cameco,

•	Doug McIlveen, chief geologist, Cigar Lake project, Cameco, and

•	Alain G. Mainville, director, mineral resources management, Cameco.
•	Kumtor:
•	Ian Atkinson, vice-president, exploration, Centerra.

CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
Statements contained in this MD & A which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “predict”, “goals”, “targets”, “projects”, “may”, “hope”, “can”, “will”, “shall”, “should”, “expect”, “intend”, “is designed to”, “continues”, “with the intent”, “potential”, “strategy” and the negative of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information and statements. Examples of forward-looking information and statements include, but are not limited to: our expectations regarding future worldwide uranium supply and demand; our expectations regarding long-term uranium contracting levels in 2008; the volume of uranium production in 2008 at our various operations; our ability to achieve full sustainable annual production at our McArthur River and Key Lake operations and the timeframe for doing so; the date that the new SR-2 facility at Smith Ranch-Highland will become operational, and its operating life; the expected dates for completion of dewatering and resumption of production at Cigar Lake; our estimates regarding future annual production levels at Inkai; our uranium production outlook for 2008 through 2012; our 2008 outlook for uranium, including the calculation of tiered royalties, uranium price sensitivity for 2008 and the price sensitivity table for 2008 through 2012 and related discussion; the target date for resuming UF6 production at Port Hope; the 2008 fuel services outlook; the BPLP outlook for 2008; the gold outlook for 2008; and our consolidated outlook for 2008.
There are material risk factors that could cause actual results to differ materially from the forward-looking information and statements contained in this MD & A. Factors that could cause such differences include, without limitation: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the financial results and operations of BPLP and Centerra Gold Inc.; the impact of change in foreign currency exchange rates (such as Canadian/US rates) and interest rates; imprecision in production, decommissioning, reclamation, reserve and tax estimates; litigation or arbitration proceedings (including as the result of disputes with joint venture partners); inability to enforce legal rights; defects in title; environmental, safety and regulatory risks including increased regulatory burdens and long-term waste disposal (such as the risk of uranium and production-associated chemicals affecting the soil at the Port Hope UF6 conversion plant); unexpected or challenging geological or hydrological conditions (including at the McArthur River, Cigar Lake and Rabbit Lake deposits); adverse mining conditions; political risks arising from operating in certain developing countries (including the Kyrgyz Republic, Kazakhstan and Mongolia); terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies (including new legislation in Kazakhstan allowing the government to renegotiate previously signed agreements); demand for nuclear power; replacement of production (including through placing Inkai and Cigar Lake into production and transitioning to new mining zones at McArthur River); the risk of uranium and conversion service providers failure to fulfill delivery commitments or to require material amendments to agreements relating thereto (including the Russian HEU Agreement); failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pitwall failure (including further highwall ground movement at the Kumtor mine) and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; availability of reagents, equipment, operating parts and supplies critical to production (including the availability at the company’s operations in Kazakhstan); decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success and timely completion of planned development and remediation projects (including the remediation of and return to pre-flood construction and development at Cigar Lake and the remediation of, and resumption of production at, the Port Hope UF6 conversion plant); failure of our radiation protection plans and other development and operating risks. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These factors are not intended to represent a complete list of the material risk factors that could affect Cameco. Additional risk factors are noted elsewhere in this MD & A and in Cameco’s current annual information form.
Forward-looking information and statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: the absence of material adverse changes in the ability of Cameco’s business units to supply product and services, other than as disclosed; there being no disruption of supply from third party sources; there being no significant changes in current estimates for sales volume, purchases and prices for uranium, conversion services, electricity in Ontario, and gold; the expected spot prices and realized prices for uranium (including an assumed uranium spot price of $74.00 (US) per pound, which was the UxC spot price as of March 3, 2008, for the purposes of certain uranium price sensitivity information); the assumptions discussed under the heading “Uranium Price Sensitivity (2008 to 2012)”; the average gold spot price; Cameco’s effective tax rate; there being no significant adverse change in foreign currency exchange rates or interest rates;

there being no significant changes in production, decommissioning, reclamation and reserve estimates; the HEU supplier’s compliance with its delivery commitments; there being no significant changes in Cameco’s ability to comply with current environmental, safety and other regulatory requirements, and the absence of any material increase in regulatory compliance requirements; Cameco’s ability to obtain regulatory approvals in a timely manner; the success and timely completion of our Cigar Lake dewatering and remediation efforts without further disruptions (including favourable results of geotechnical assessments); the status of geological, hydrological and other conditions at Cameco’s and Centerra’s mines, including the accuracy of our expectations regarding the condition of existing underground workings; the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, adverse changes in government legislation, regulations or policies, or litigation or arbitration proceedings; continuing positive labour relations, and that no significant strikes or lockouts will occur; and the success and timely completion of planned development and remediation projects and the replacement of production. Forward-looking information and statements are also based upon the assumption that none of the identified material risk factors that could cause actual results to differ materially from the forward-looking information and statements will occur.
The forward-looking information and statements included in this MD & A represent Cameco’s views as of the date of this MD & A and should not be relied upon as representing Cameco’s views as of any subsequent date. While Cameco anticipates that subsequent events and developments may cause its views to change, Cameco specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this MD & A about prospective results of operations, financial position or cash flows that is based upon assumptions about future economic conditions and courses of action is presented for the purpose of assisting Cameco’s shareholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.
There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could vary, or differ materially, from those anticipated in them. Accordingly, readers of this MD & A should not place undue reliance on forward-looking information and statements. Forward-looking information and statements for time periods subsequent to 2008 involve greater risks and require longer-term assumptions and estimates than those for 2008, and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking information and statements.
ADDITIONAL INFORMATION
Additional information related to the company, including Cameco’s annual information form, is available at sedar.com and cameco.com.

REPORT OF MANAGEMENT’S ACCOUNTABILITY
The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgment, are consistent with other information and operating data contained in the annual financial review and reflect the corporation’s business transactions and financial position.
Management is also responsible for the information disclosed in the management’s discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.
In addition, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The internal control system includes an internal audit function and a code of conduct and ethics, which is communicated to all levels in the organization and requires all employees to maintain high standards in their conduct of the corporation’s affairs. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the company’s assets are appropriately accounted for and adequately safeguarded. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company’s system of internal control over financial reporting was effective as at December 31, 2007.
KPMG LLP has audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards.
The board of directors annually appoints an audit committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders’ auditors have unrestricted access to the audit committee. The audit committee reviews the financial statements, the report of the shareholders’ auditors, and management’s discussion and analysis and submits its report to the board of directors for formal approval.

Original signed by Gerald W. Grandey	Original signed by O. Kim Goheen

President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer

February 27, 2008	February 27, 2008

AUDITORS’ REPORT
To the Shareholders of Cameco Corporation
We have audited the consolidated balance sheets of Cameco Corporation as at December 31, 2007 and 2006 and the consolidated statements of earnings, shareholders’ equity, comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. We also conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
Original signed by KPMG LLP
Chartered Accountants
Saskatoon, Canada
February 27, 2008

Consolidated Balance Sheets

As at December 31	2007	2006
($Cdn thousands)

Assets
Current assets
Cash and cash equivalents	$131,932	$334,089
Accounts receivable	347,097	402,847
Inventories [note 4]	437,487	416,479
Supplies and prepaid expenses	210,464	191,831
Current portion of long-term receivables, investments and other [note 7]	164,164	9,178

	1,291,144	1,354,424

Property, plant and equipment [note 5]	3,437,450	3,198,133
Intangible assets and goodwill [note 6]	255,484	294,158
Long-term receivables, investments and other [note 7]	387,304	293,714

Total assets	$5,371,382	$5,140,429

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$541,283	$392,679
Dividends payable	17,220	14,092
Current portion of long-term debt [note 8]	8,816	7,900
Current portion of other liabilities [note 10]	32,492	40,737
Future income taxes [note 17]	84,653	46,289

	684,464	501,697

Long-term debt [note 8]	717,130	696,691
Provision for reclamation [note 9]	284,673	228,496
Other liabilities [note 10]	258,511	232,641
Future income taxes [note 17]	246,936	339,451

	2,191,714	1,998,976

Minority interest	435,807	400,071

Shareholders’ equity
Share capital	819,268	812,769
Contributed surplus	119,531	540,173
Retained earnings	1,779,629	1,428,206
Accumulated other comprehensive income (loss) [note 12]	25,433	(39,766)

	2,743,861	2,741,382

Total liabilities and shareholders’ equity	$5,371,382	$5,140,429

Commitments and contingencies [notes 9,24,25,26]
See accompanying notes to consolidated financial statements.
Approved by the board of directors
Original signed by Gerald W. Grandey and Nancy E. Hopkins

Consolidated Statements of Earnings

For the years ended December 31	2007	2006
($Cdn thousands, except per share amounts)

Revenue from
Products and services	$2,309,741	$1,831,690

Expenses
Products and services sold	1,211,664	1,127,772
Depreciation, depletion and reclamation	225,539	199,665
Administration	127,229	143,014
Exploration	66,813	58,152
Research and development	3,609	2,682
Interest and other [note 14]	(32,673)	(3,708)
Cigar Lake remediation [note 13]	29,403	20,559
Restructuring of gold business [note 24]	113,000	—
Stock option plan amendment [note 21]	94,175	—
Gain on sale of assets [note 15]	(4,028)	(51,826)

	1,834,731	1,496,310

Earnings from operations	475,010	335,380
Other income (expense) [note 16]	(9,078)	10,046

Earnings before income taxes and minority interest	465,932	345,426
Income tax expense (recovery) [note 17]	29,468	(68,843)
Minority interest	20,352	38,554

Net earnings	$416,112	$375,715

Basic earnings per common share [note 28]	$1.18	$1.07

Diluted earnings per common share [note 28]	$1.13	$1.02

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31	2007	2006
($Cdn thousands)

Share capital
Balance at beginning of year	$812,769	$779,420
Shares repurchased [note 11]	(22,750)	—
Stock option plan	29,249	33,285
Debenture conversions	—	64

Balance at end of year	819,268	812,769

Contributed surplus
Balance at beginning of year	540,173	529,245
Shares repurchased [note 11]	(406,577)	—
Stock option plan amendment [note 21]	(21,875)	—
Stock-based compensation	13,770	17,549
Options exercised	(5,960)	(6,612)
Debenture conversions	—	(9)

Balance at end of year	119,531	540,173

Retained earnings
Balance at beginning of year	1,428,206	1,108,748
Transition adjustment — financial instruments [note 3(a)]	5,343	—
Net earnings	416,112	375,715
Dividends on common shares	(70,032)	(56,257)

Balance at end of year	1,779,629	1,428,206

Accumulated other comprehensive income (loss)
Balance at beginning of year	(39,766)	(53,397)
Transition adjustment — financial instruments [note 3(a)]	38,839	—
Other comprehensive income	26,360	13,631

Balance at end of year [note 12]	25,433	(39,766)

Total retained earnings and accumulated other comprehensive income	1,805,062	1,388,440

Shareholders’ equity at end of year	$2,743,861	$2,741,382

Consolidated Statements of Comprehensive Income

For the years ended December 31	2007	2006
($Cdn thousands)

Net earnings	$416,112	$375,715
Other comprehensive income (loss), net of taxes
Unrealized foreign currency translation gains (losses)	(111,169)	13,631
Gains on derivatives designated as cash flow hedges	206,215	—
Gains on derivatives designated as cash flow hedges transferred to net earnings	(62,320)	—
Unrealized losses on assets available-for-sale	(6,366)	—

Other comprehensive income	26,360	13,631

Total comprehensive income	$442,472	$389,346

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31
($Cdn thousands)	2007	2006

Operating activities
Net earnings	$416,112	$375,715
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	225,539	199,665
Provision for future taxes [note 17]	(134,129)	(184,639)
Deferred gains	(18,441)	(43,449)
Unrealized losses (gains) on derivatives	(50,032)	10,400
Stock-based compensation [note 21]	13,770	17,549
Gain on sale of assets [note 15]	(4,028)	(51,826)
Equity in loss from associated companies [note 16]	6,439	5,320
Cigar Lake remediation [note 13]	—	15,356
Restructuring of gold business [note 24]	113,000	—
Stock option plan amendment [note 21]	94,175	—
Minority interest	20,352	38,554
Other operating items [note 18]	117,969	35,375

Cash provided by operations	800,726	418,020

Investing activities
Acquisition of business, net of cash acquired	—	(83,856)
Additions to property, plant and equipment	(494,473)	(459,559)
Increase in long-term receivables, investments and other	(38,167)	(29,687)
Proceeds on sale of property, plant and equipment	5,824	46,404

Cash used in investing	(526,816)	(526,698)

Financing activities
Decrease in debt	(7,900)	(156,700)
Increase in debt	43,815	—
Issue of shares	23,289	27,058
Shares repurchased [note 11]	(429,327)	—
Dividends	(66,906)	(52,660)

Cash used in financing	(437,029)	(182,302)

Decrease in cash during the year	(163,119)	(290,980)
Exchange rate changes on foreign currency cash balances	(39,038)	1,876
Cash and cash equivalents at beginning of year	334,089	623,193

Cash and cash equivalents at end of year *	$131,932	$334,089

Supplemental cash flow disclosure
Interest paid	$47,691	$53,551
Income taxes paid	$154,748	$115,352

*	As of December 31, 2007, our cash and cash equivalents balance consisted of $89,438 in cash and $42,494 in cash equivalents (primarily treasury bills)
As at December 31, 2006 — $73,159 in cash and $260,930 in cash equivalents (primarily commercial paper).
See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
($Cdn thousands except per share amounts and as noted)
1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. Cameco Corporation and its subsidiaries (collectively, Cameco or the company) are primarily engaged in the exploration for and the development, mining, refining, conversion and fabrication of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries. The company has a 31.6% interest in Bruce Power L.P. (BPLP), which operates the four Bruce B nuclear reactors in Ontario. Cameco’s 52.7% subsidiary Centerra Gold Inc. (Centerra) is involved in the exploration for and the development, mining and sale of gold.

2.	Significant Accounting Policies
(a)	Consolidation Principles

The consolidated financial statements include the accounts of Cameco and its subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. Under this method, Cameco includes in its accounts its proportionate share of assets, liabilities, revenues and expenses.

The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles. Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. The most significant estimates are related to the lives and recoverability of mineral properties, provisions for decommissioning and reclamation of assets, future income taxes, financial instruments and mineral reserves. Actual results could differ from these estimates. This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein.

(b)	Cash and cash equivalents

Cash and cash equivalents consists of balances with financial institutions and investments in money market instruments, which have a term to maturity of three months or less at time of purchase.

(c)	Inventories

Inventories of broken ore, uranium concentrates, refined and converted products and gold are valued at the lower of average cost and net realizable value. Average cost includes direct materials, direct labour, operational overhead expenses and depreciation, depletion and reclamation.

(d)	Supplies

Consumable supplies and spares are valued at the lower of cost or replacement value.

(e)	Investments

Investments in associated companies over which Cameco has the ability to exercise significant influence are accounted for by the equity method. Under this method, Cameco includes in earnings its share of earnings or losses of the associated company. Prior to January 1, 2007, portfolio investments were carried at cost or at cost less amounts written off to reflect a decline in value that was other than temporary. Effective January 1, 2007, portfolio investments were classified as available for sale and are carried at fair value in the consolidated balance sheets with unrealized gains and losses reported in other comprehensive income until realized, at which time they are recorded in the consolidated statement of earnings.

(f)	Property, Plant and Equipment

Assets are carried at cost. Costs of additions and improvements are capitalized. When assets are retired or sold, the resulting gains or losses are reflected in current earnings. Maintenance and repair expenditures are charged to cost of production.

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred and carried at cost with the intention that these will be depleted by charges against earnings from future mining operations. No depreciation or depletion is charged against the property until commercial production commences. After a mine property has been brought into commercial production, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depleted over the remaining life of the related assets.

The carrying values of non-producing properties are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written off against current earnings.

Cameco reviews the carrying values of its property, plant and equipment when changes in circumstances indicate that those carrying values may not be recoverable. Estimated future net cash flows are calculated using estimated recoverable reserves, estimated future commodity prices and the expected future operating and capital costs. An impairment loss is recognized when the carrying value of an asset held for use exceeds the sum of undiscounted future net cash flows. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value.

Interest is capitalized on expenditures related to development projects actively being prepared for their intended use. Capitalization is discontinued when the asset enters commercial operation or development ceases.

Fuel services assets, mine buildings, equipment and mineral properties are depreciated or depleted according to the unit of- production method. This method allocates the costs of these assets to each accounting period. For fuel services, the amount of depreciation is measured by the portion of the facilities’ total estimated lifetime production that is produced in that period. For mining, the amount of depreciation or depletion is measured by the portion of the mines’ proven and probable reserves which are recovered during the period.

Nuclear generating plants are depreciated according to the straight-line method based on the lower of useful life and remaining lease term.

Other assets are depreciated according to the straight-line method based on estimated useful lives, which generally range from three to 10 years.

(g)	Intangible Assets and Goodwill

Intangible assets acquired in a business combination are recorded at their fair values. Finite-lived intangible assets are amortized over the estimated production profile of the business unit to which they relate. The carrying values of intangible assets are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amount is charged to earnings in the current period.

Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over such fair value is recorded as goodwill. Goodwill is assigned to assets and is not amortized. Cameco tests goodwill for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

(h)	Future Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period, which includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

(i)	Research and Development and Exploration Costs

Expenditures for research and technology related to the products, processes and expenditures for geological exploration programs are charged against earnings as incurred.

(j)	Environmental Protection and Reclamation Costs

The fair value of the liability for an asset retirement obligation is recognized in the period incurred. The fair value, discounted using the company’s credit adjusted risk free rate, is added to the carrying amount of the associated asset and depreciated over the asset’s useful life. The liability is accreted over time, using the company’s credit adjusted risk free rate, through periodic charges to earnings and it is reduced by actual costs of decommissioning and reclamation. Cameco’s estimates of reclamation costs could change as a result of changes in regulatory requirements, reclamation plans, cost estimates and timing of estimated expenditures. Costs related to ongoing environmental programs are charged against earnings as incurred.

(k)	Employee Future Benefits

Cameco accrues its obligations under employee benefit plans. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. Cameco measures the plan assets and the accrued benefit obligations on December 31 each year.

On both the Cameco-specific and BPLP-specific defined benefit pension plans, past service costs arising from plan amendments are amortized on a straight-line basis over the expected average remaining service life of the plan participants. Net actuarial gains, which exceed 10% of the greater of the accrued benefit obligation and the fair value of plan assets, are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

On the Cameco-specific retirement benefit plans that do not vest or accumulate, past service costs arising from plan amendments, and net actuarial gains and losses, are recognized in the period they arise. Conversely, the BPLP-specific amounts are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

(l)	Stock-Based Compensation

Cameco has five stock-based compensation plans that are described in note 21. These encompass a stock option plan, an employee share ownership plan, a performance share unit plan, a deferred share unit plan and a phantom stock option plan. In calculating compensation expense, Cameco includes an estimate for forfeitures that is based on historic trends.

Prior to July 27, 2007, options granted under the stock option plan on or after January 1, 2003 were accounted for using the fair value method. Under this method, the compensation cost of options granted was measured at estimated fair value at the grant date and recognized over the shorter of, the period to eligible retirement, or the vesting period. For options granted prior to January 1, 2003, no compensation expense was recognized when the stock options were granted. Any consideration received on exercise of stock options was credited to share capital. Effective July 27, 2007, options granted under the stock option plan are accounted for as liabilities and are carried at their intrinsic value. The intrinsic value of the liability is marked to market each period and is amortized to expense over the shorter of, the period to eligible retirement, or the vesting period.

Deferred share units, performance share units and phantom stock options are amortized over their vesting periods and remeasured at each reporting period, until settlement, using the quoted market value. Cameco’s contributions under the employee share ownership plan are expensed during the year of contribution. Shares purchased with company contributions and with dividends paid on such shares, become unrestricted on January 1 of the second plan year following the date on which such shares were purchased.

(m)	Revenue Recognition

Cameco supplies uranium concentrates and uranium conversion services to utility customers.

Cameco recognizes revenue on the sale of its nuclear products when evidenced by a contract that indicates the product, pricing and delivery terms, delivery occurs, the related revenue is fixed or determinable and collection is reasonably assured.

Cameco has three types of sales arrangements with its customers in its uranium and fuel services businesses. These arrangements include uranium supply, toll conversion services and conversion supply (converted uranium), which is a combination of uranium supply and toll conversion services.

Uranium Supply

In a uranium supply arrangement, Cameco is contractually obligated to provide uranium concentrates to its customers. Cameco-owned uranium is physically delivered to conversion facilities (Converters) where the Converter will credit Cameco’s account for the volume of accepted uranium. Based on delivery terms in a sales contract with its customer, Cameco instructs the Converter to transfer title of a contractually-specified quantity of uranium to the customer’s account at the Converter’s facility. At this point, Cameco invoices the customer and recognizes revenue for the uranium supply.

Toll Conversion Services

In a toll conversion arrangement, Cameco is contractually obligated to convert customer-owned uranium to a chemical state suitable for enrichment. The customer delivers uranium to Cameco’s conversion facilities. Once conversion is complete, Cameco physically delivers converted uranium to enrichment facilities (Enrichers) where the Enricher will credit Cameco’s account for the volume of accepted processed uranium. Based on delivery terms in a sales contract with its customer, Cameco instructs the Enricher to transfer title of a contractually-specified quantity of converted uranium to the customer’s account at the Enricher’s facility. At this point, Cameco invoices the customer and recognizes revenue for the toll conversion services.

Conversion Supply

In a conversion supply arrangement, Cameco is contractually obligated to provide uranium concentrates and conversion services to its customers. Cameco-owned uranium is converted and physically delivered to an Enricher as described in the toll conversion services arrangement. Based on delivery terms in a sales contract with its customer, Cameco instructs the Enricher to transfer title of a contractually-specified quantity of converted uranium to the customer’s account at the Enricher’s facility. At this point, Cameco invoices the customer and recognizes revenue for both the uranium supplied and the conversion service provided. It is rare for Cameco to enter into back-to-back arrangements for uranium supply and toll conversion services. However, in the event that a customer requires such an arrangement, revenue from uranium supply is deferred until the toll conversion service has been rendered.

Revenue from deliveries to counterparties with whom Cameco has arranged a standby product loan facility (up to the limit of the loan facilities) and the related cost of sales are deferred until the loan arrangements have been terminated, or if drawn upon, when the loans are repaid and that portion of the facility is terminated.

Cameco records revenue on the sale of gold when title passes and delivery is effected.

Electricity sales are recognized at the time of generation, and delivery to the purchasing utility is metered at the point of interconnection with the transmission system. Revenues are recognized on an accrual basis, which includes an estimate of the value of electricity produced during the period but not yet billed.

(n)	Amortization of Financing Costs

Prior to January 1, 2007, debt discounts and issue expenses associated with long-term financing were deferred and amortized over the term of the issues to which they related and were classified as deferred charges. Effective January 1, 2007, for financial instruments measured at amortized cost, the effective interest method of amortization is used for any debt discounts and issue expenses. The costs are now classified with their related financial liability.

(o)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at year-end rates of exchange. Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at rates in effect at the time of the transactions. The applicable exchange gains and losses arising on these transactions are reflected in earnings.

The United States dollar is considered the functional currency of most of Cameco’s uranium and gold operations outside of Canada. The financial statements of these operations are translated into Canadian dollars using the current rate method whereby all assets and liabilities are translated at the year-end rate of exchange and all revenue and expense items are translated at the average rate of exchange prevailing during the year. Exchange gains and losses arising from this translation, representing the net unrealized foreign currency translation gain (loss) on Cameco’s net investment in these foreign operations, are recorded in the foreign currency translation adjustments component of accumulated other comprehensive income (AOCI). Exchange gains or losses arising from the translation of foreign debt designated as hedges of a net investment in foreign operations are also recorded in the foreign currency translation adjustments component of accumulated other comprehensive income. These adjustments are not included in earnings until realized through a reduction in Cameco’s net investment in such operations.

(p)	Derivative Financial Instruments and Hedging Transactions

Prior to January 1, 2007, Cameco’s policy was to use derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Cameco formally documented all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process included linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Cameco also formally assessed, both at the hedge’s inception and on an ongoing basis, whether the derivatives that were used in hedging transactions were highly effective in offsetting changes in fair values or cash flows of hedged items. Gains and losses related to hedging items were deferred and recognized in the same period as the corresponding hedged items. If derivative financial instruments were closed before planned delivery, gains or losses were recorded as deferred gains or deferred charges and recognized on the planned delivery date. In the event a hedged item was sold, extinguished or matured prior to the termination of the related hedging instrument, any realized or unrealized gain or loss on such derivative instrument was recognized in earnings.

BPLP uses various energy and related sales contracts to reduce exposure to fluctuations in the price of electricity in Ontario. Prior to January 1, 2007, gains or losses on hedging instruments were recognized in earnings over the term of the contract when the underlying hedged transactions occurred. All energy contracts were designated as hedges of BPLP’s electricity sales.

Effective January 1, 2007, Cameco’s policy is in accordance with note 3(a).

When hedge accounting criteria are met, derivative contracts are accounted for as described in note 3(a). When hedge accounting criteria are not met, the derivative contracts which do not qualify for hedge accounting are marked-to-market and the resulting net gains or losses are recognized in interest and other in the consolidated statements of earnings.

(q)	Earnings Per Share

Earnings per share are calculated using the weighted average number of paid common shares outstanding.

The calculation of diluted earnings per share assumes that outstanding options and warrants, which are dilutive to earnings per share are exercised and the proceeds are used to repurchase shares of the company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share.
3.	Accounting Standards
(a)	Changes in Accounting Policies

Financial Instruments — Recognition and Measurement, Hedges and Comprehensive Income

On January 1, 2007, Cameco adopted the standards issued by the Canadian Institute of Chartered Accountants (CICA) relating to financial instruments, hedges and other comprehensive income. In accordance with the new standards, prior periods have not been restated except for the new accounting policies affecting the cumulative translation account.

On January 1, 2007, Cameco recognized all of its financial assets and liabilities in the consolidated balance sheets according to their classification. Any adjustment made to a previous carrying amount was recognized as an adjustment to the balance of retained earnings at that date or as the opening balance of AOCI, net of income taxes. Cameco has added two new statements to the consolidated financial statements entitled “Consolidated Statements of Shareholders’ Equity” and “Consolidated Statements of Comprehensive Income”.

Financial Assets and Financial Liabilities

All financial assets and liabilities will be carried at fair value in the consolidated balance sheets, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the consolidated statements of earnings. Unrealized gains and losses on financial assets that are available for sale will be reported in OCI until realized, at which time they will be recorded in the consolidated statements of earnings. On transition, there was no impact to Cameco as the accounting was either unchanged or the area was not applicable at January 1, 2007.

Other significant accounting implications arising upon the adoption of the financial instrument standards includes the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost. On transition, there was no impact to Cameco on the amortization of these fees although applicable issue costs, which were previously recognized as deferred charges, were reclassified to their related financial liabilities. As a result, on transition Cameco recorded a net decrease in long-term receivables, investments and other of $7,372,000 and a decrease in long-term debt of $7,372,000.

Hedge Accounting and Derivatives

The purpose of hedging transactions is to modify Cameco’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. Hedge accounting ensures that the offsetting gains, losses, revenues and expenses are recognized to net earnings in the same period or periods. When hedge accounting is appropriate, the hedging relationship will be designated as a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a self-sustaining foreign operation.

At the inception of a hedging relationship, Cameco formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Cameco also formally assesses, both at the inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the consolidated statements of earnings. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in OCI until the hedged items are recognized in the consolidated statements of earnings.

At January 1, 2007, Cameco did not have any fair value hedges or hedges of net investments in self-sustaining foreign operations. Upon adoption of the new standards, Cameco measured its cash flow hedges at fair value, which resulted in a decrease in other liabilities of $1,444,000 and an increase in AOCI of $1,444,000 pre-tax. Cameco also recognized an increase in long-term receivables, investments and other of $54,567,000 and an increase of $54,567,000 in AOCI pre-tax for BPLP’s various energy and sales related cash flow hedges.

Derivatives may be embedded in other financial instruments (the “host instrument”). Prior to the adoption of the new standards, most embedded derivatives were not accounted for separately from the host instrument except in cases such as Cameco’s unsecured convertible debentures where the fair value of the option component was reflected separately in contributed surplus. Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in gains or losses on derivatives within interest and other on the consolidated statements of earnings.

Upon adoption of the new standards, Cameco recognized embedded foreign currency derivatives on certain of its uranium products sales contracts. As a result, Cameco recorded a net increase in long-term receivables, investments and other of $8,348,000 and an increase of $8,348,000 in retained earnings pre-tax at January 1, 2007.

Cumulative Translation Account

Prior to the adoption of the financial instrument standards at January 1, 2007, exchange gains and losses arising from the translation of the financial statements of a self-sustaining foreign operation were recorded in the cumulative translation account as a separate component of shareholders’ equity. Upon adoption of the new standards, the exchange gains and losses are to be recognized in a separate component of other comprehensive income with restatement of prior periods. The effect of the change in policy is to adjust the opening balance of AOCI by $53,397,000 and eliminate the cumulative translation account.

The following table summarizes the opening adjustments, gross and net of future income taxes, required to adopt the new standards:

	Retained Earnings		AOCI
	Gross	Net	Gross	Net

Cash flow hedges (net of $17,172 tax expense)	$—	$—	$56,011	$38,839
Recognition of embedded derivatives on sales contracts (net of $3,005 tax expense)	8,348	5,343	—	—

Totals	$8,348	$5,343	$56,011	$38,839

(b)	Future Changes in Accounting Policy

(i) Inventories

Effective January 1, 2008, Cameco will adopt the new Canadian standard, Handbook Section 3031, Inventories, which supersedes Handbook Section 3030 and converges with the International Accounting Standard Board’s recently amended standard IAS 2, Inventories.

The standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include: the elimination of the last in first out method (LIFO), the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous writedowns to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed.

The adoption of this new standard is not expected to have a material impact on Cameco’s consolidated financial statements.

(ii) Financial Instruments — Disclosure and Presentation

Effective January 1, 2008, Cameco will adopt two new Canadian standards: Handbook Section 3862, Financial Instruments — Disclosures and Handbook Section 3863, Financial Instruments — Presentation. These sections replace Handbook Section 3861, Financial Instruments — Disclosures and Presentation, and enhance the users’ ability to evaluate the significance of financial instruments to an entity, related exposures and the management of these risks.

(iii) Capital Disclosures

Effective January 1, 2008, Cameco will adopt the new Canadian standard, Handbook Section 1535, Capital Disclosures. This section establishes standards for disclosure of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.

4.	Inventories

	2007	2006

Uranium
Concentrate	$291,071	$280,650
Broken ore	8,313	12,946

	299,384	293,596

Fuel Services	93,788	98,485

Gold
Finished	10,986	5,513
Stockpile	33,329	18,885

	44,315	24,398

Total	$437,487	$416,479

5.	Property, Plant and Equipment

		Accumulated
		Depreciation	2007	2006
	Cost	and Depletion	Net	Net

Uranium
Mining	$2,990,665	$1,575,167	$1,415,498	$1,333,397
Non-producing	888,872	—	888,872	748,442

Fuel Services	407,013	184,121	222,892	206,765

Electricity
Assets under capital lease	164,290	61,750	102,540	111,900
Other	547,771	150,078	397,693	400,003

Gold
Mining	928,345	563,051	365,294	352,201
Non-producing	4,676	—	4,676	4,552

Other	70,992	31,007	39,985	40,873

Total	$6,002,624	$2,565,174	$3,437,450	$3,198,133

6.	Intangible Assets and Goodwill

		Accumulated
	Cost	Depreciation	2007 Net	2006 Net

Intangible assets	$118,819	$10,107	$108,712	$114,019
Goodwill	146,772	N/A	146,772	180,139

Total	$265,591	$10,107	$255,484	$294,158

The intangible asset value relates to intellectual property acquired with Zircatec Precision Industries, Inc. in 2006 (note 23).

Cameco’s goodwill is related to its investment in Centerra, which is denominated in United States dollars. Accordingly, the amount of goodwill is remeasured to reflect the current foreign exchange rate at each financial statement date.

In 2007, Centerra acquired the outstanding 5% non-controlling interest in one of its subsidiaries. The book value of the minority interest acquired in the transaction was in excess of the purchase price and, as a result, goodwill was reduced by $6,046,000.

7.	Long-Term Receivables, Investments and Other

	2007	2006

BPLP [note 20]
Capital lease receivable from Bruce A L.P.	$97,328	$97,518
Derivatives [note 27]	75,788	—
Receivable from Ontario Power Generation (OPG)	2,907	11,281
Accrued pension benefit asset [note 22]	5,864	11,992
Kumtor Gold Company (KGC)
Reclamation trust fund	4,795	6,999
Equity accounted investments
UNOR Inc. (market value $5,527)	7,790	8,893
UEX Corporation (market value $258,223)	14,153	19,151
Huron Wind (privately held)	2,174	2,340
Minergia S.A.C. (privately held)	683	—
Available-for-sale securities
Western Uranium Corporation	13,351	—
Cue Capital Corp.	6,751	—
Derivatives [note 27]	168,641	433
Deferred charges
Cost of sales [notes 10]	54,943	75,854
Debt issue costs [note 3(a)]	—	7,372
Gold hedges	—	593
Advances receivable	57,739	46,094
Asset-backed commercial paper in default	8,000	—
Accrued pension benefit asset [note 22]	5,874	7,889
Other	24,687	6,483

	551,468	302,892
Less current portion	(164,164)	(9,178)

Net	$387,304	$293,714

BPLP leases the Bruce A nuclear generating plants and other property, plant and equipment to Bruce A L.P. under a sublease agreement. Future minimum base rent sublease payments under the capital lease receivable are imputed using a 7.5% discount rate.

The advances receivable bear interest at an effective rate of 11% with no fixed repayment terms.

8.	Long-Term Debt

	2007	2006

Convertible debentures	$205,575	$207,091
Debentures	297,905	300,000
Capital lease obligation — BPLP	189,600	197,500
Commercial paper	32,866	—

	725,946	704,591
Less current portion	(8,816)	(7,900)

Net	$717,130	$696,691

On September 25, 2003, the company issued unsecured convertible debentures in the amount of $230,000,000. The debentures bear interest at 5% per annum, mature on October 1, 2013, and at the holder’s option are convertible into common shares of Cameco. The fair value of the conversion option associated with the convertible debentures on the date of issuance was $30,473,000, resulting in an effective interest rate of 7.21%. The amount is reflected as contributed surplus. The conversion price is $10.83 per share, a rate of approximately 92.3 common shares per $1,000 of convertible debentures. Interest is payable semi-annually in arrears on April 1 and October 1. The debentures are redeemable by the company beginning October 1, 2008, at a redemption price of par plus accrued and unpaid interest.

The fair value of the outstanding convertible debentures is based on the quoted market price of the debentures at December 31, 2007, and was approximately $837,616,700.

Cameco has $300,000,000 outstanding in senior unsecured debentures (Series C). These debentures bear interest at a rate of 4.7% per annum (effective interest rate of 4.79%) and mature September 16, 2015. Cameco had $100,000,000 outstanding in senior unsecured debentures (Series A) that bore interest at a rate of 6.9% per annum and were to mature July 12, 2006. Cameco also had $50,000,000 outstanding in senior unsecured debentures (Series B) that bore interest at a rate of 7.0% per annum and were to mature July 6, 2006. On January 17, 2006, Cameco redeemed in full the Series A and B debentures. The redemption prices under the trust indenture were based on the yield for a Government of Canada bond with the equivalent term to maturity plus 25 basis points for the Series A debentures and 34 basis points for the Series B debentures. The total redemption price was $152,104,000 plus accrued and unpaid interest.

Cameco has a $500,000,000 unsecured revolving credit facility that is available until November 30, 2012. Cameco may also borrow directly in the commercial paper market. Commercial paper outstanding at December 31, 2007, was $32,866,000 (Cdn) (2006 — nil) and bears interest at an average rate of 4.8% (2006 — nil). These amounts, when drawn, are classified as long-term debt.

Cameco has $524,430,000 ($307,588,000 (Cdn) and $219,453,000 (US)) in letter of credit facilities. The majority of the outstanding letters of credit at December 31, 2007 relate to future decommissioning and reclamation liabilities [note 9] and amounted to $302,773,000 ($235,189,000 (Cdn) and $68,398,000 (US)) (2006 — $213,069,000 ($137,236,000 (Cdn) and $65,076,000 (US))). At December 31, 2007 there were no amounts outstanding under the $150,000,000 (US) letter of credit facility that related to the standby product loan facility.

BPLP holds a long-term lease with OPG to operate the Bruce nuclear power facility. The term of the lease, which expires in 2018, is 18 years with an option to extend the lease for up to an additional 25 years. The interest rate associated with the lease is 7.5%.

BPLP has a $150,000,000 (Cameco’s share $47,400,000) revolving credit facility that is available until July 21, 2009, as well as $146,000,000 (Cameco’s share $46,136,000) in letter of credit facilities. As at December 31, 2007, BPLP had $62,000,000 (Cameco’s share $19,592,000) outstanding under the letter of credit facilities.

Cameco is bound by certain covenants in its general credit facilities. The financially related covenants place restrictions on total debt, including guarantees, and set minimum levels for net worth. As of December 31, 2007, Cameco met these financial covenants and does not expect its operating and investment activities in 2008 to be constrained by them

The table below represents currently scheduled maturities of long-term debt over the next five years.

2008	$8,816
2009	10,112
2010	11,692
2011	13,272
2012	14,852
Thereafter	667,202

Total	$725,946

Standby Product Loan Facilities

Cameco has arranged for a standby product loan facility with one of its customers. The arrangement, which was finalized in 2006, allows Cameco to borrow up to 2,600,000 pounds U3O8 equivalent over the period 2006 to 2008 with repayment in 2008 and 2009. Of this material, up to 1,000,000 kilograms of uranium can be borrowed in the form of UF6. Under the loan facility, standby fees of 2.25% are payable based on the market value of the facility, and interest is payable on the market value of any amounts drawn at a rate of 4.0%. Any borrowings will be secured by letters of credit and are payable in kind.

The market value of the available facility is based on the quoted market price of the products at December 31, 2007 and was approximately $242,600,000 (US). As at December 31, 2007, Cameco did not have any loan amounts outstanding under the facility.

On January 29, 2008, Cameco gave notice of termination to the counterparty of the product loan arrangement. The loan facility will be terminated on April 1, 2008 and the associated letter of credit facilities were cancelled on January 31, 2008. Cameco will recognize previously deferred revenues and costs in its earnings for the first quarter of 2008.

Previously, Cameco had two other product loan arrangements with another one of its customers. These arrangements had allowed Cameco to borrow up to 2,960,000 pounds U3O8 equivalent. Of this material, up to 400,000 kilograms of uranium could be borrowed in the form of UF6. During the second quarter, Cameco terminated these two arrangements and cancelled the related letter of credit facilities.

9.	Provision for Reclamation

Cameco’s estimates of future asset retirement obligations are based on reclamation standards that satisfy regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.

Cameco estimates total future decommissioning and reclamation costs for its operating assets to be $440,000,000. These estimates are reviewed by Cameco technical personnel as required by regulatory agencies or more frequently as circumstances warrant. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $300,000,000 in the form of letters of credit to satisfy current regulatory requirements.

Under the BPLP lease agreement, OPG, as the owner of the Bruce nuclear plants, is responsible to decommission the Bruce facility and to provide funding and meet other requirements that the Canadian Nuclear Safety Commission (CNSC) may require of BPLP as licensed operator of the Bruce facility. OPG is also responsible to manage radioactive waste associated with decommissioning of the Bruce nuclear plants.

     Following is a reconciliation of the total liability for asset retirement obligations:

	2007	2006

Balance, beginning of year	$228,496	$167,568
Acquisition of Zircatec interest [note 23]	—	7,129
Changes in estimates	59,487	50,299
Liabilities settled	(6,034)	(6,420)
Accretion expense	14,768	9,954
Impact of foreign exchange	(12,044)	(34)

Balance, end of year	$284,673	$228,496

     Following is a summary of the key assumptions on which the carrying amount of the asset retirement obligations is based:
(i)	Total undiscounted amount of the estimated cash flows — $440,000,000.

(ii)	Expected timing of payment of the cash flows — timing is based on life of mine plans. The majority of expenditures are expected to occur after 2013.

(iii)	Discount rates — 5.25% to 7.50% for operations in North America; 8.00% for operations in Kyrgyzstan; 8.00% for operations in Mongolia.
     The asset retirement obligations liability is comprised of:

	2007	2006

Uranium	$166,725	$118,272
Fuel Services	97,329	90,789
Gold	20,619	19,435

Total	$284,673	$228,496

10. Other Liabilities

	2007	2006

Deferred sales [note 7]	$113,461	$107,330
Derivatives [note 27]	21,619	10,127
Deferred currency hedges [note 3(a)]	—	26,333
Accrued post-retirement benefit liability [note 22]	13,143	12,166
Zircatec acquisition holdback [note 23]	10,000	20,000
BPLP
Accrued post-retirement benefit liability [note 22]	104,046	86,856
Derivatives [note 27]	1,057	—
Deferred revenue — electricity contracts	—	856
Other	27,677	9,710

	291,003	273,378
Less current portion	(32,492)	(40,737)

Net	$258,511	$232,641

11. Share Capital
Authorized share capital:
Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of voting common shares, and
One Class B share
(a)	Common Shares

Number Issued (Number of Shares)	2007	2006

Beginning of year	352,292,632	349,570,048

Issued:
Shares repurchased	(9,575,300)	—
Debenture conversions	—	5,905
Stock option plan [note 21]	1,681,366	2,716,679

Issued share capital	344,398,698	352,292,632

(b)	Class B Share

One Class B share issued during 1988 and assigned $1 of share capital, entitles the shareholder to vote separately as a class in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan.
(c)	Share Repurchase Program

On September 6, 2007, Cameco announced an open market share repurchase program for cancellation of up to 17,700,000 of its common shares, representing 5% of its common shares then outstanding. This repurchase program is authorized to be in effect until September 10, 2008. As at December 31, 2007, 9,575,300 shares had been repurchased under this program at a cost of $429,327,000 at an average share price of $44.84. The excess of the repurchase cost of these shares over their book value, amounting to $406,577,000, has been charged to contributed surplus.
12. Accumulated Other Comprehensive Income (Loss)

	2007	2006

Unrealized foreign currency translation losses	$(150,935)	$(39,766)
Gains on derivatives designated as cash flow hedges (net of $64,756 tax expense)	182,734	—
Unrealized loss on available-for-sale securities (net of $1,152 tax recovery)	(6,366)	—

Balance at end of year	$25,433	$(39,766)

13.	Cigar Lake Remediation

As a result of the water inflow at Cigar Lake, Cameco recorded an expense of $29,403,000 during 2007 (2006 — $20,599,000). The amount recorded in 2007 related to remediation efforts. Of the amount recorded in 2006, $15,356,000 related to the write-down of assets while $5,203,000 related to remediation efforts.

14. Interest and Other

	2007	2006

Interest on long-term debt	$42,743	$43,223
Writedown of investment in commercial paper	5,000	—
Other interest and financing charges	8,922	4,642
Foreign exchange losses	20,955	1,413
(Gains) losses on derivatives	(53,606)	10,400
Interest income	(25,960)	(32,348)
Capitalized interest	(30,727)	(31,038)

Net	$(32,673)	$(3,708)

15. Gain on Sale of Assets

	2007	2006

Sale of geological data	$(5,317)	$—
Interest in Fort a la Corne Joint Venture	—	(44,782)
Voting rights in Fort a la Corne Joint Venture	—	(5,889)
Other	1,289	(1,155)

Net	$(4,028)	$(51,826)

16. Other Income (Expense)

	2007	2006

Equity in loss from associated companies	$(6,439)	$(5,320)
Claim settlement [note 25(c)]	(3,175)	—
Insurance settlement (Kumtor)	—	15,366
Other	536	—

Net	$(9,078)	$10,046

17. Income Taxes
     The significant components of future income tax assets and liabilities at December 31 are as follows:

	2007	2006

Assets
Property, plant and equipment	$201,560	$173,774
Provision for reclamation	78,335	65,234
Foreign exploration and development	46,389	31,144
Other	65,060	37,031

Future income tax assets before valuation allowance	391,344	307,183
Valuation allowance	(113,092)	(128,771)

Future income tax assets, net of valuation allowance	$278,252	$178,412

Liabilities
Property, plant and equipment	$473,734	$502,579
Inventories	19,601	18,935
Long-term investments and other	116,506	42,638

Future income tax liabilities	$609,841	$564,152

Net future income tax liabilities	$331,589	$385,740
Less current portion	(84,653)	(46,289)

	$246,936	$339,451

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2007	2006

Earnings before income taxes and minority interest	$465,932	$345,426
Combined federal and provincial tax rate	35.7%	39.3%

Computed income tax expense	166,338	135,752
Increase (decrease) in taxes resulting from:
Reduction in income tax rates	(18,036)	(66,749)
Provincial royalties and other taxes	1,240	1,092
Federal and provincial resource allowance	(492)	(6,617)
Manufacturing and processing deduction	(5,112)	(5,719)
Difference between Canadian rate and rates applicable to subsidiaries in other countries	(187,328)	(133,988)
Restructuring of gold business	40,156	—
Change in valuation allowance	(4,827)	19,126
Capital and other taxes	1,938	2,296
Stock-based compensation plans	(306)	6,700
Recovery of taxes due to amendment of tax treatment	—	(16,950)
Other permanent differences	35,897	(3,786)

Income tax expense (recovery)	$29,468	$(68,843)

In 2007, the federal government introduced amendments to the Canadian Income Tax Act that provide for a 4% reduction in the general corporate income tax rate. The federal tax rate will decline in 2012 from 19% to 15%. This legislation was substantively enacted in 2007.
Under Canadian accounting rules, the cumulative effect of a change in income tax legislation on future income tax assets and liabilities is included in a company’s financial statements in the period of substantive enactment. Accordingly, Cameco reduced its balance sheet provision for future income taxes and recognized a non-cash income tax adjustment of $25,400,000 in 2007.
During 2006, the federal and provincial governments enacted amendments to current tax legislation, which provided for a reduction in corporate tax rates. The cumulative effect of the change in income tax legislation on Cameco’s future income tax liability was a reduction of $73,000,000.

	2007	2006

Earnings before income taxes and minority interest
Canada	$(297,519)	$(17,703)
Foreign	763,451	363,129

	$465,932	$345,426

Current income taxes
Canada	$99,066	$91,730
Foreign	64,531	24,066

	$163,597	$115,796
Future income taxes (recovery)
Canada	$(126,303)	$(167,189)
Foreign	(7,826)	(17,450)

	$(134,129)	$(184,639)

Income tax expense (recovery)	$29,468	$(68,843)

Other comprehensive income included on the consolidated statements of shareholders’ equity and the consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income

	2007	2006

Net gains on derivatives designated as cash flow hedges	$92,860	$—
Net gains on derivatives designated as cash flow hedges transferred to net earnings	(28,104)	—
Unrealized losses on assets available-for-sale	(1,152)	—

Total income tax expense included in OCI	$63,604	$—

18.	Statements of Cash Flows

Other Operating Items

	2007	2006

Changes in non-cash working capital:
Accounts receivable	$103,118	$36,180
Inventories	(61,810)	(63,623)
Supplies and prepaid expenses	(35,631)	(38,393)
Accounts payable and accrued liabilities	27,677	58,258
Hedge position settlements	67,948	32,113
Other	16,667	10,840

Total	$117,969	$35,375

19.	Uranium Joint Ventures

Cameco conducts a portion of its exploration, development, mining and milling activities through joint ventures. Cameco’s significant uranium joint venture interests are comprised of:

Producing:
McArthur River	69.81%
Key Lake	83.33%

Non-producing:
Cigar Lake	50.03%
Inkai	60.00%
Uranium joint ventures allocate uranium production to each joint venture participant and the joint venture participant derives revenue directly from the sale of such product. Mining and milling expenses incurred by the joint venture are included in the cost of inventory. At December 31, 2007, Cameco’s share of property, plant and equipment in these joint ventures amounted to $2,037,000,000 (2006 — $1,862,000,000) [note 5].

20.	Investment in BPLP

Cameco holds a 31.6% interest in the BPLP partnership, which is governed by an agreement that provides for joint control of the strategic operating, investing and financing activities among the three major partners. Cameco proportionately consolidates its 31.6% interest in BPLP.
Fuel Supply Agreements
Cameco has entered into fuel supply agreements with BPLP for the procurement of fabricated fuel. Under these agreements, Cameco will supply uranium and conversion services and finance the purchase of fabrication services. Contract terms are at market rates and on normal trade terms. During 2007, sales of uranium and conversion services to BPLP amounted to $49,608,000 (2006 — $41,650,000), approximately 2.1% (2006 — 2.3%) of Cameco’s total revenue. At December 31, 2007, amounts receivable under these agreements totaled $4,550,000 (2006 — $15,055,000).

Balance Sheets

(Millions)	2007	2006

Current assets	$159	$129
Property, plant and equipment	411	417
Long-term receivables and investments	181	131

	$751	$677

Current liabilities	$97	$100
Long-term liabilities	370	358

	467	458

Equity	284	219

	$751	$677

Statements of Earnings

(Millions)	2007	2006

Revenue	$417	$393
Operating costs	278	256

Earnings before interest and taxes	139	137
Interest	—	14

Earnings before taxes	$139	$123

Statements of Cash Flows

(Millions)	2007	2006

Cash provided by operations	$159	$163
Cash used in investing	(35)	(38)
Cash used in financing	(126)	(143)

21.	Stock-Based Compensation Plans Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to directors, officers and other employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option. Options have not been awarded to directors since 2003.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 24,011,079 shares have been issued.

Stock option transactions for the respective years were as follows:

(Number of Options)	2007	2006

Beginning of year	7,390,053	8,723,170
Options granted	976,475	1,537,330
Options exercised [note 11]	(1,794,515)	(2,716,679)
Options forfeited	(149,421)	(153,768)

End of year	6,422,592	7,390,053

Exercisable	3,696,479	3,088,841

Upon exercise of certain existing options, additional options in respect of 15,300 shares would be granted.

Weighted average exercise prices were as follows:

	2007	2006

Beginning of year	$19.92	$13.29
Options granted	46.82	41.04
Options exercised	13.34	9.84
Options forfeited	39.32	32.92

End of year	$25.40	$19.92

Exercisable	$16.46	$10.46

Total options outstanding and exercisable at December 31, 2007 were as follows:

2007	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
		Remaining	Exercisable		Exercisable
Option Price Per Share	Number	Life	Price	Number	Price

$3.13 — 5.99	129,300	1	$4.47	129,300	$4.47
6.00 — 13.49	2,347,560	4	8.21	2,227,560	8.32
13.50 — 32.99	1,698,552	7	26.92	929,010	26.81
33.00 — 55.43	2,247,180	7	43.40	410,609	41.00

	6,422,592			3,696,479

The foregoing options have expiry dates ranging from February 23, 2008 to May 29, 2017.

On July 27, 2007, Cameco’s board of directors approved an amendment to the company’s stock option program introducing a cash settlement feature for the exercise of employee stock options. The cash settlement feature allows option holders to elect to receive an amount in cash equal to the intrinsic value, being the excess market price of the common share over the exercise price of the option, instead of exercising the option and acquiring common shares. All outstanding stock options are now classified as liabilities and are carried at their intrinsic value. The intrinsic value of the liability is marked to market each period. The intrinsic value is amortized to expense over the shorter of, the period to eligible retirement, or the vesting period. Previously, all stock options were classified as equity and were accounted for using the fair value method. Under this method, the compensation cost of options granted was measured at estimated fair value at the grant date and recognized over the shorter of, the period to eligible retirement, or the vesting period. The impact of the reclassification of the stock options at July 27, 2007 was an increase in liabilities of $116,050,000, a decrease in contributed surplus of $21,875,000 and a decrease to earnings of $94,175,000. In addition, a future tax recovery of $35,225,000 was recorded.
For the year ended December 31, 2007, Cameco has recorded a net recovery of $4,868,000 (2006 expense — $17,549,000), related to options issued and vested during the year. These amounts are exclusive of the expense recorded upon adoption of the cash settlement feature on July 27, 2007.
The fair value of the options granted prior to July 27, 2007, was determined using the Black-Scholes option-pricing model with the following assumptions:

	2007	2006

Number of options granted	976,475	1,537,330
Average strike price	$46.82	$41.04
Expected dividend	$0.20	$0.16
Expected volatility	36%	35%
Risk-free interest rate	4.0%	4.0%
Expected life of option	3.5 years	4 years
Expected forfeitures	15%	15%
Weighted average grant date fair values	$14.30	$13.19

Executive Performance Share Unit (PSU), Deferred Share Unit (DSU), and Other Plans

Commencing in 2005, Cameco provides each planned participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual cash flow from operations targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of December 31, 2007, the total PSUs held by the participants was 152,196 (2006 — 292,150).

Cameco offers a deferred share unit plan to non-employee directors. A DSU is a notional unit that reflects the market value of a single common share of Cameco. 60% of each director’s annual retainer is paid in DSUs. In addition, on an annual basis directors can elect to receive the remaining 40% of their annual retainer and any additional fees in the form of DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash upon a director leaving the board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the director. As of December 31, 2007, the total DSUs held by participating directors was 329,908 (2006 — 299,928).

Cameco makes annual grants of bonuses to eligible non-North American employees in the form of phantom stock options. Employees receive the equivalent value of shares in cash when exercised. Options granted under the phantom stock option plan have an award value equal to the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. As of December 31, 2007, the number of options held by participating employees was 339,072 (2006 - 383,181) with exercise prices ranging from $4.81 to $54.38 per share (2006 — $4.81 to $41.00) and a weighted average exercise price of $39.56 (2006 — $18.63).

Commencing in 2007, Cameco created an employee share ownership plan whereby both employee and company contributions are used to purchase shares on the open market for employees. The company’s contributions are expensed during the year of contribution. Under the plan, all employees have the opportunity to participate in the program to a maximum of 6% of eligible earnings each year with Cameco matching the first 3% of employee — paid shares by 50%. Cameco contributes $1,000 of shares annually to each employee that is enrolled in the plan. At December 31, 2007, there were 2,637 participants in the plan. The total number of shares purchased in 2007 on behalf of participants, including the company contribution, was 159,761 shares. In 2007, the company’s contributions totaled $3,716,000.

Cameco has recognized the following expenses (recoveries) under these plans:

	2007	2006

Performance share units	$4,288	$4,884
Deferred share units	(2,606)	3,206
Phantom stock options	(1,410)	5,212
Employee share ownership plan	3,716	—

22.	Pension and Other Post-Retirement Benefits

Cameco maintains both defined benefit and defined contribution plans providing pension and post-retirement benefits to substantially all of its employees.

Under the defined pension benefit plans, Cameco provides benefits to retirees based on their length of service and final average earnings. The non-pension post-retirement plan covers such benefits as group life and supplemental health insurance, to eligible employees and their dependents. The costs related to the non-pension post-retirement plans are charged to earnings in the period during which the employment services are rendered. However, these future obligations are not funded.

The effective date for the most recent valuations for funding purposes on the pension benefit plans is January 1, 2006. The next planned effective date for valuation for funding purposes of the pension benefit plans is set to be January 1, 2009. The status of the defined plans is as follows:

(a) Accrued Benefit Obligation

	Pension Benefit Plans		Other Benefit Plans
	2007	2006	2007	2006

Balance at beginning of year	$23,272	$15,926	$12,166	$7,403
Current service cost	1,027	1,028	510	487
Interest cost	1,259	872	606	544
Actuarial (gain) loss	3,536	6,056	(370)	395
Plan amendments	—	—	3,838	588
Plan curtailments	—	—	(2,990)	—
Acquisition of Zircatec interest [note 23]	—	—	—	3,116
Benefits paid	(619)	(611)	(617)	(367)
Foreign exchange rate changes	(34)	1	—	—

	$28,441	$23,272	$13,143	$12,166

(b) Plan Assets

	Pension Benefit Plans
	2007	2006

Fair value at beginning of year	$24,412	$23,403
Actual return on plan assets	(8)	1,569
Employer contributions	55	51
Benefits paid	(595)	(611)

Fair value at end of year	$23,864	$24,412

Plan assets consist of:

	Pension Benefit Plans
	2007	2006

Asset Category (i)
Equity securities	44%	34%
Fixed income	11%	23%
Other (ii)	45%	43%

Total	100%	100%

(i)	The defined benefit plan assets contain no material amounts of related party assets at December 31, 2007 and 2006 respectively.

(ii)	Relates to the value of the refundable tax account held by the Canada Revenue Agency. The refundable total is approximately equal to half of the sum of the realized investment income plus employer contributions less half of the benefits paid by the plan.

(c) Funded Status Reconciliation

	Pension Benefit Plans		Other Benefit Plans
	2007	2006	2007	2006

Fair value of plan assets	$23,864	$24,412	$—	$—
Accrued benefit obligation	28,441	23,272	13,143	12,166

Funded status of plans — surplus (deficit)	(4,577)	1,140	(13,143)	(12,166)

Unamortized net actuarial loss	10,451	6,509	—	—
Unamortized transitional obligation	—	240	—	—

Accrued benefit asset (liability) [notes 7, 10]	$5,874	$7,889	$(13,143)	$(12,166)

(d) Net Pension Expense

	2007	2006

Current service cost	$1,027	$1,028
Interest cost	1,259	872
Actual return on plan assets	8	(1,569)
Actuarial loss	3,536	6,056

Balance prior to adjustments to recognize the long-term nature of employee future benefit costs	5,830	6,387
Difference between actual and expected return on plan assets	(820)	796
Difference between actuarial loss recognized for year and actual actuarial loss on accrued benefit obligation for year	(3,122)	(6,056)
Amortization of transitional obligation	240	723

Defined benefit pension expense	2,128	1,850
Defined contribution pension expense	10,905	8,973

Net pension expense	$13,033	$10,823

	2007	2006

Significant assumptions at December 31
Discount rate	5.5%	5.3%
Rate of compensation increase	5.5%	4.5%
Long-term rate of return on assets	6.5%	6.3%

(e) Other Post-Retirement Benefit Expense

	2007	2006

Current service cost	$510	$487
Interest cost	606	544
Actuarial (gain) loss	(370)	395
Plan amendment costs	3,838	588
Plan curtailment gain	(2,990)	—

Other post-retirement benefit expense	$1,594	$2,014

	2007	2006

Significant assumptions at December 31
Discount rate	5.5%	5.1%
Initial health care cost trend rate	9%	10%
Cost trend rate declines to	6%	6%
Year the rate reaches its final level	2011	2011

(f) Pension and Other Post-Retirement Benefits Cash Payments

	2007	2006

Employer contributions to funded pension plans	$55	$51
Benefits paid for unfunded benefit plans	617	367
Cash contributions to defined contribution plans	10,905	8,973

Total cash payments for employee future benefits	$11,577	$9,391

BPLP
BPLP has a funded registered pension plan and an unfunded supplemental pension plan. The funded plan is a contributory, defined benefit plan covering all employees up to the limits imposed by the Income Tax Act. The supplemental pension plan is a non-contributory, defined benefit plan covering all employees with respect to benefits that exceed the limits under the Income Tax Act. These plans are based on years of service and final average salary.
BPLP also has other post-retirement benefit and other post-employment benefit plans that provide for group life insurance, health care and long-term disability benefits. These plans are non-contributory.
The effective date for the most recent valuations for funding purposes on the pension benefit plans is January 1, 2007. The next planned effective date for valuation for funding purposes of the pension benefit plans is set to be January 1, 2008. The status of Cameco’s proportionate share (31.6%) of the defined plans is as follows:

(a) Funded Status Reconciliation

	Pension Benefit Plans		Other Benefit Plans
	2007	2006	2007	2006

Fair value of plan assets	$618,096	$605,789	$—	$—
Accrued benefit obligation	816,574	800,050	137,421	141,746

Funded status of plans — deficit	(198,478)	(194,261)	(137,421)	(141,746)

Unrecognized prior service cost	—	—	3,331	5,856
Unamortized net actuarial loss	204,342	206,253	30,044	49,034

Accrued benefit asset (liability) [notes 7, 10]	$5,864	$11,992	$(104,046)	$(86,856)

(b) Pension Asset Categories

	Asset Allocation		Target Allocation
	2007	2006	2007	2006

Asset Category (i)
Equity securities	57%	71%	60%	70%
Fixed income	42%	28%	40%	30%
Cash	1%	1%	—	—

Total	100%	100%	100%	100%

The assets of the pension plan are managed on a going concern basis subject to legislative restrictions. The plan’s investment policy is to maximize returns within an acceptable risk tolerance. Pension assets are invested in a diversified manner with consideration given to the demographics of the plan participants. Rebalancing will take place on a monthly basis if outside of 3% of the target asset allocation.
(i) The defined benefit plan assets contain no material amounts of related party assets at December 31, 2007.
(c) Net Pension Expense

	2007	2006

Current service cost	$29,093	$24,229
Interest cost	40,658	35,406
Actual return on plan assets	2,215	(64,194)
Actuarial (gain) loss	(34,978)	89,119

Balance prior to adjustments to recognize the long-term nature of employee future benefit costs	36,988	84,560
Difference between actual and expected return on plan assets	(44,632)	25,679
Difference between actuarial loss recognized and actual actuarial loss on accrued benefit obligation for year	46,544	(81,322)

Net pension expense	$38,900	$28,917

	2007	2006

Significant assumptions at December 31
Discount rate	5.3%	5.0%
Rate of compensation increase	3.5%	3.5%
Long-term rate of return on assets	7.0%	7.0%

(d) Other Benefit Plans Expense

	2007	2006

Current service cost	$8,423	$6,304
Interest cost	7,272	4,394
Past service cost	(1,829)	5,856
Actuarial (gain) loss	(15,939)	59,563

Balance prior to adjustments to recognize the long-term nature of employee future benefit costs	(2,073)	76,117
Difference between actual and recognized past service costs for year	2,526	(5,856)
Difference between actuarial gain recognized and actual actuarial loss on accrued benefit obligation for year	18,991	(59,931)

Other benefit plans expense	$19,444	$10,330

	2007	2006

Significant assumptions at December 31
Discount rate	5.1%	5.0%
Rate of compensation increase	3.5%	3.5%
Initial health care cost trend rate	10.0%	10.0%
Cost trend rate declines to	5.0%	5.0%
Year the rate reaches its final level	2019	2018

A one percentage point increase or decrease in assumed health care cost trend rate would have the following effect:

	Increase	Decrease

Effect on December 31, 2007, obligation	$23,430	$(19,647)
Aggregate of 2007 current service cost and interest cost	2,575	(2,101)

(e) Pension and Other Post-Retirement Benefits Cash Payments

	2007	2006

Employer contributions to funded pension plans	$31,284	$21,665
Benefits paid for unfunded benefit plans	2,458	1,705

Total cash payments for employee future benefits	$33,742	$23,370

Benefits paid by the funded pension plan were $22,600,000 for 2007 (2006 — $12,500,000). BPLP’s expected contributions for the year ended December 31, 2008 are approximately $30,673,000 for the pension benefit plans.

The following are estimated future benefit payments, which reflect expected future service:

	Pension Benefit Plans	Other Benefit Plans

2008	$26,100	$3,300
2009	29,700	3,700
2010	33,500	4,100
2011	37,300	4,600
2012	41,500	5,100
2013 to 2017	267,600	32,900

23.	Acquisition of Interest in Zircatec Precision Industries, Inc.

Effective February 1, 2006, Cameco acquired a 100% interest in Zircatec Precision Industries, Inc. for $108,884,000. Zircatec’s primary business is manufacturing nuclear fuel bundles for sale to companies that generate electricity from Candu reactors. The acquisition was accounted for using the purchase method and the results of operations are included in the consolidated financial statements from February 1, 2006.

The values assigned to the net assets acquired were as follows:

Cash and other working capital	$20,738
Tangible assets	30,928
Intangible assets	118,819
Future income taxes	(40,836)
Net liabilities	(20,765)

Net assets acquired	$108,884

Financed by:
Cash	$88,884
Holdback [note 10]	20,000

$108,884

24.	Restructuring of the Gold Business

During the first quarter of 2007, the Parliament of the Kyrgyz Republic accepted in the first reading and returned to committee for further deliberation draft legislation that, among other things, challenges the legal validity of Kumtor Gold Company (Kumtor) agreements with the Kyrgyz Republic, proposes recovery of additional taxes on amounts relating to past activities, and provides for the transfer of gold deposits (including Kumtor) to a state-owned entity. If the law is enacted, there would be a substantial risk of harm to Centerra’s rights and therefore the value of Cameco’s investment in Centerra.

As a result, Cameco and Centerra entered into discussions with the Kyrgyz Government. These discussions resulted in the signing of two agreements, both dated August 30, 2007, between the Government of the Kyrgyz Republic and, respectively, Cameco and Centerra. Under the terms of the agreements, the Kyrgyz Government and Kyrgyzaltyn JSC, a joint stock company owned by the Kyrgyz Government, agree to support Centerra’s continuing long-term development of the Kumtor project and agree to facilitate eventual divestiture of Cameco’s interest in Centerra. In return, the Kyrgyz Government will receive 32,305,238 shares (22,305,238 net from Cameco and 10,000,000 treasury shares from Centerra) upon closing of the definitive legal agreements. Of these, 15,000,000 shares will be received immediately and 17,305,238 shares will be held in escrow to be released within four years subject to a number of conditions, including the approval by the Parliament of the Kyrgyz Republic.

These agreements were originally to expire on October 31, 2007, but the parties have agreed to extend the deadline for closing the transactions to April 30, 2008. The conditions that gave rise to these agreements still exist and Cameco believes the number of Centerra shares that would have been transferred to the Kyrgyz Government is indicative of the ultimate cost to remedy those conditions. Thus, Cameco has recorded a charge of $113,000,000 ($153,000,000 after a tax expense of $40,000,000).
25.	Commitments and Contingencies
(a)	Cameco signed a toll-conversion agreement with British Nuclear Fuels plc (BNFL) to acquire uranium UF6 conversion services from BNFL’s Springfields plant in Lancashire, United Kingdom. Under the 10-year agreement, BNFL is obligated to annually convert a base quantity of five million kgU as UO3 to UF6 for Cameco.

(b)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust and TransCanada Pipelines Limited (collectively, the “Consortium”) sent a letter to British Energy Limited and British Energy International Holdings Limited (collectively, BE) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003, Amended and Restated Master Purchase Agreement. The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium has claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators. The parties have agreed that the arbitration should be before a single arbitrator.

In anticipation of this claim, BE issued on February 10, 2006, and then served on Ontario Power Generation Inc. (OPG) and Bruce Power LP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. This action is in abeyance pending further developments on the Unit 8 steam generator arbitration.

Management is of the opinion, after review of the facts with counsel, that this action against Bruce Power LP will not have a material financial impact on Cameco’s financial position, results of operations and liquidity.

(c)	Pursuant to an agreement between Centerra Gold Mongolia Limited (CGM) and Gatsuurt LLC, an unrelated Mongolian company, under which CGM acquired the Gatsuurt licenses, CGM agreed to transfer the principal license covering the Gatsuurt property to Gatsuurt LLC if CGM did not complete a feasibility study by December 31, 2005. CGM completed a feasibility study in December 2005. Gatsuurt LLC informed Centerra that it does not believe that CGM complied with its obligation and began proceedings in the Mongolian National Arbitration Court (MNAC) alleging non-compliance by CGM and seeking the return of the principal license for the Gatsuurt property. CGM believes that the Gatsuurt LLC claim is without merit and on July 10, 2007, filed a petition with Mongolia’s District Court contesting the jurisdiction of the MNAC. On July 25, 2007, the Mongolian District Court returned CGM’s petition, without a decision on the jurisdictional issue, to permit CGM to supplement its submissions. All proceedings were suspended in August 2007 pending the outcome of settlement discussions. CGM and Gatsuurt LLC have reached an agreement in principle to suspend, and upon signing a definitive agreement, to terminate the arbitration proceedings between CGM and Gatsuurt LLC. In anticipation of a settlement, CGM has recorded a $3,000,000 (US) charge as an estimate of the cost to settle the matter.

(d)	Annual supplemental rents of $26,000,000 (subject to CPI) per operating reactor are payable by BPLP to OPG. Should the hourly annual average price of electricity in Ontario fall below $30 per megawatt hour, the supplemental rent reduces to $13,000,000 per operating reactor. In accordance with the Sublease Agreement, Bruce A L.P. will participate in its share of any adjustments to the supplemental rent.

(e)	Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of BPLP. Cameco has provided the following financial assurances, with varying terms that range from 2004 to 2018:
i)	Licensing assurances to Canadian Nuclear Safety Commission of up to $133,300,000. At December 31, 2007, Cameco’s actual exposure under these assurances was $23,700,000.

ii)	Guarantees to customers under power sales agreements of up to $47,000,000. Cameco did not have any actual exposure under these guarantees at December 31, 2007.

iii)	Termination payments to OPG pursuant to the lease agreement of $58,300,000.
The fair value of these guarantees is nominal.
(f)	Commitments

At December 31, 2007, Cameco’s purchase commitments, the majority of which are fixed price uranium and conversion purchase arrangements, were as follows:

(Millions (US))

2008	$160
2009	122
2010	120
2011	123
2012	129
Thereafter	195

Total	$849

26.	Port Hope Conversion Facility

On July 13, 2007, Cameco discovered uranium and other production-associated chemicals in the soil beneath its Port Hope uranium hexafluoride (UF6) conversion plant. As a result, production of UF6 has been suspended until Cameco is able to remove the contaminated soil and implement necessary corrective measures. Current estimates indicate that the clean up of the contaminated area will cost approximately $15,000,000 to $20,000,000 and a total of $17,000,000 was recognized in earnings for 2007.

27.	Financial Instruments

The majority of revenues at Cameco are derived from the sale of uranium products, electricity through its investment in BPLP, and gold through its investment in Centerra. Cameco’s uranium product financial results are closely related to the long and short-term market price of uranium sales and conversion services. Prices fluctuate and can be affected by demand for nuclear power, worldwide production and uranium levels, and political and economic conditions in uranium producing and consuming countries. BPLP’s revenue from electricity is affected by changes in electricity prices associated with an open spot market for electricity in Ontario. Centerra’s gold revenue is largely dependent on the market price of gold, which can be affected by political and economic factors, industry activity and the policies of central banks with respect to their level of gold held as reserves. Financial results for Cameco are also impacted by changes in foreign currency exchange rates and other operating risks. Finally, certain financial assets are subject to credit risks including cash and securities, accounts receivable, and commodity and currency instruments.

To mitigate risks associated with certain financial assets, Cameco will hold positions with a variety of large creditworthy institutions. Sales of uranium products, with short payment terms, are made to customers that management believes are creditworthy.

To mitigate risks associated with foreign currency on its sale of uranium products, Cameco enters into forward sales contracts to establish a price for future delivery of the foreign currency. The majority of the contracts qualify as cash flow hedges.

To mitigate risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from price volatility. To mitigate risks associated with the fluctuations in the market price for electricity, BPLP enters into various energy and sales related contracts that qualify as cash flow hedges. These instruments have terms ranging from 2008 to 2013. At December 31, 2007, the mark-to-market gain on these sales contracts was $67,600,000.

Except as otherwise disclosed, the fair market value of Cameco’s financial assets and liabilities approximates the carrying amount as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.
      Currency
At December 31, 2007, Cameco had $1,908,000,000 (US) in forward contracts at an average exchange rate of $1.11 and €88,420,000 at an average exchange rate of $1.35. The foreign currency contracts are scheduled for use as follows:

(Millions)	US	Rate	Cdn	Euro	Rate	US

2008	$918	1.12	$1,028	€45	1.36	$61
2009	510	1.11	566	20	1.29	26
2010	380	1.11	422	15	1.34	20
2011	100	1.08	108	8	1.40	11

Total	$1,908	1.11	$2,124	€88	1.35	$118

These positions consist entirely of forward sales contracts. The average exchange rate reflects the original spot prices at the time the contracts were entered into and includes deferred gains and deferred charges. The realized exchange rate will depend on the forward premium (discount) that is earned (paid) as contracts are utilized. Of these amounts, $1,293,000 of the US-denominated contracts and $88,000,000 of the Euro-denominated contracts mature in 2008. The remaining $615,000 in US-denominated contracts matures in 2009.
At December 31, 2007, Cameco’s net mark-to-market gain on these foreign currency instruments was $139,700,000 (Cdn).

Derivatives
The following table summarizes the fair value of derivatives and classification on the December 31, 2007, balance sheet:

	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$7,318	$7,185	$14,503
Foreign currency contracts	14,834	—	14,834
Cash flow hedges:
Foreign currency contracts	124,870	—	124,870
Energy and sales contracts	—	67,546	67,546

Net	$147,022	$74,731	$221,753

Classification:
Current portion of long-term receivables, investments and other [note 7]	$125,101	$35,839	$160,940
Long-term receivables, investments and other [note 7]	43,540	39,949	83,489
Current portion of other liabilities [note 10]	(17,213)	(448)	(17,661)
Other liabilities [note 10]	(4,406)	(609)	(5,015)

Net	$147,022	$74,731	$221,753

The following table summarizes different components of the (gains) and losses on derivatives:

	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(634)	$—	$(634)
Foreign currency contracts	(14,107)	—	(14,107)
Energy and sales contracts	—	(7,183)	(7,183)
Cash flow hedges:
Energy and sales contracts	—	(7,616)	(7,616)
Ongoing hedge inefficiency	(6,252)	—	(6,252)
Ineligible for hedge accounting	(17,814)	—	(17,814)

Net	$(38,807)	$(14,799)	$(53,606)

Over the next twelve months, based on current exchange rates, Cameco expects an estimated $89,300,000 of pre-tax gains from the foreign currency cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time Cameco hedges its exposure to the variability in future cash flows related to foreign currency on anticipated transactions is five years.
Over the next twelve months, based on current prices, Cameco expects an estimated $33,200,000 of pre-tax gains from BPLP’s various energy and sales related cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time BPLP is hedging its exposure to the variability in future cash flows related to electricity prices on anticipated transactions is five years.

28.	Per Share Amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the year net of shares held as security for employee loans to purchase such shares. The weighted average number of paid shares outstanding in 2007 was 351,175,226 (2006 — 351,223,724).

	2007	2006

Basic earnings per share computation
Net earnings	$416,112	$375,715
Weighted average common shares outstanding	351,175	351,224

Basic earnings per common share	$1.18	$1.07

Diluted earnings per share computation

Net earnings	$416,112	$375,715
Dilutive effect of:
Convertible debentures	9,624	8,992

Net earnings, assuming dilution	$425,736	$384,707

Weighted average common shares outstanding	351,175	351,224
Dilutive effect of:
Convertible debentures	21,209	21,209
Stock options	4,487	4,402

Weighted average common shares outstanding, assuming dilution	376,871	376,835

Diluted earnings per common share	$1.13	$1.02

29.	Segmented Information

Cameco has four reportable segments: uranium, fuel services, electricity and gold. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The electricity segment involves the generation and sale of electricity. The gold segment involves the exploration for, mining, milling and sale of gold.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies.
(a)	Business Segments

2007

		Fuel			Inter-
(Millions)	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$1,269.4	$238.6	$417.8	$404.9	$(21.0)	$2,309.7

Expenses
Products and services sold	516.3	237.8	233.0	246.0	(21.4)	1,211.7
Depreciation, depletion and reclamation	104.7	24.1	45.8	50.9	—	225.5
Exploration	46.0	—	—	20.8	—	66.8
Research and development	0.2	3.4	—	—	—	3.6
Other	6.4	—	—	3.2	—	9.6
Cigar Lake remediation	29.4	—	—	—	—	29.4
Restructuring costs [note 24]	—	—	—	113.0	—	113.0
Loss (gain) on sale of assets	(5.8)	—	1.8	—	—	(4.0)
Non-segmented expenses						188.1

Earnings (loss) before income taxes and minority interest	572.2	(26.7)	137.2	(29.0)	0.4	466.0
Income tax expense						29.5
Minority interest						20.4

Net earnings						$416.1

Assets	$3,383.8	$272.2	$821.3	$638.6	$—	$5,115.9
Intangibles	$—	$108.7	$—	$—	$—	$108.7
Goodwill	$—	$—	$—	$146.8	$—	$146.8
Capital expenditures for the year	$304.9	$26.3	$30.9	$132.4	$—	$494.5

2006

		Fuel			Inter-
(Millions)	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$803.3	$224.1	$407.6	$414.1	$(17.4)	$1,831.7

Expenses
Products and services sold	472.1	180.2	221.0	268.4	(13.9)	1,127.8
Depreciation, depletion and reclamation	94.2	19.1	43.5	44.4	(1.5)	199.7
Exploration	31.7	—	—	26.5	—	58.2
Research and development	—	2.7	—	—	—	2.7
Other	4.2	—	—	(15.4)	—	(11.2)
Cigar Lake remediation	20.6	—	—	—	—	20.6
Loss (gain) on sale of assets	(0.4)	0.5	—	(1.3)	—	(1.2)
Non-segmented expenses						89.6

Earnings (loss) before income taxes and minority interest	180.9	21.6	143.1	91.5	(2.0)	345.5
Income tax recovery						(68.8)
Minority interest						38.6

Net earnings						$375.7

Assets	$3,100.6	$252.5	$758.6	$734.6	$—	$4,846.3
Intangibles	$—	$114.0	$—	$—	$—	$114.0
Goodwill	$—	$—	$—	$180.1	$—	$180.1
Capital expenditures for the year	$287.8	$17.9	$33.2	$120.7	$—	$459.6

(b) Geographic Segments

(Millions)	2007	2006

Revenue from products and services
Canada — domestic	$610.7	$525.2
— export	258.8	271.0
United States	1,035.3	621.3
Kyrgyzstan	225.0	223.1
Mongolia	179.9	191.1

	$2,309.7	$1,831.7

Assets
Canada	$3,894.0	$3,560.7
United States	242.5	323.4
Kyrgyzstan	577.7	576.9
Mongolia	247.6	305.5
Europe	275.8	286.2
Kazakhstan	133.8	87.7

	$5,371.4	$5,140.4

(c)	Major Customers

Cameco relies on a small number of customers to purchase a significant portion of its uranium concentrates and uranium conversion services. During 2007, revenues from one customer of Cameco’s uranium and fuel services segments represented approximately $179,175,000 (2006 — $64,270,000), approximately 12% (2006 — 6%) of Cameco’s total revenues from these segments. As customers are relatively few in number, accounts receivable from any individual customer may periodically exceed 10% of accounts receivable depending on delivery schedules.

During 2007, electricity revenues from one customer of BPLP represented approximately 6% of BPLP’s total revenues. In 2006, electricity revenues from BPLP’s two largest customers represented approximately 15% and 12% of BPLP’s total revenues.
30. Comparative Figures
     Certain prior year balances have been reclassified to conform to the current financial statement presentation.

GLOSSARY
Baseload
The minimum amount of electric power delivered or required over a given period of time at a steady rate.
Candu
Canada, Deuterium, Uranium. Canadian designed and built pressure-tube nuclear reactor, which uses natural uranium as fuel and heavy water (deuterium oxide) as the moderator.
Capacity Factor
The ratio of the electricity generated by a power plant compared to the electricity that could have been produced during a specific period if the plant had operated continuously at full power.
CNSC
Canadian Nuclear Safety Commission
Conversion
The chemical process that changes U3O8 to UF6 in preparation for enrichment.
Conversion Factors
Weights and measures are indicated in the unit most commonly used in specific areas of the industry. These are noted with * and conversion factors are provided below.

Take This:	Do This	To Obtain This
t	x 1.10	= T
*T	x 0.90	= t
*oz/T	x 34.28	= g/t
*lb U3O8	÷ 2599.8	= tU
tU	x 2599.8	= lb U3O8
*% U3O8	÷ 1.18	= % U
Decommissioning
All stages following the shutdown of a nuclear facility, from final closure through the removal of radioactivity from the site, including physical dismantling and decontamination of all non-reusable facilities and equipment.
Electricity Measurements
1kW x 1000 = 1MW x 1000 = 1GW x 1000 = 1TW
Kilowatt (kW): kilowatt-hour (kWh)
A kilowatt is a unit of power representing the rate at which energy is used or produced. One kilowatt-hour is a unit of energy, and represents one hour of electricity consumption at a constant rate of 1kW.
Megawatt (MW): megawatt-hour (MWh)
A megawatt equals 1000 kW. One megawatt-hour represents one hour of electricity consumption at a constant rate of 1MW.
Gigawatt (GW): gigawatt-hour (GWh)
A gigawatt equals 1000 MW. One gigawatt-hour represents one hour of electricity consumed at a constant rate of 1GW.
Terawatt (TW): terawatt-hour (TWh)
One terawatt equals 1000 GW. One terawatt-hour represents one hour of electricity consumption at a constant rate of 1TW.
Enriched Uranium
Uranium in which the content of the isotope uranium-235 has been increased above its natural value of 0.7% by weight. Typical low-enriched uranium for commercial power reactors is enriched in uranium-235 to the range of 3% to 5%. In highly enriched uranium, the uranium-235 has been increased to 20% or more.
In Situ Recovery (ISR)
A mining method that involves pumping a solution down an injection well where it flows through the deposit, dissolving uranium. The uranium-bearing solution is pumped to surface where the uranium is recovered from the solution.
Light Water Reactor
A thermal reactor using ordinary water both as a moderator and as a coolant with enriched uranium as fuel.

Long-Term Price
The price for product sold or purchased under contract for multiple deliveries beginning after one year.
Mineral Reserves
Is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.
Mineral Resources
Is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material, including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.
Ounce (oz)
All ounces in this report are troy ounces.
Outage

A temporary suspension of electricity generation at a power plant.
Radiation
Radiation occurs naturally. It is a type of energy that travels through space in the form of waves, or particles, which give up all or part of their energy on contact with matter. Radiation can take the form of alpha or beta particles, X-rays or gamma rays, or neutrons.
Spot Market Price
Price for product sold or purchased in the spot market rather than under a long-term contract. Spot market transactions are generally for delivery within one year.
t
Tonne (metric ton)
T
Ton (short ton)
UO2
Uranium dioxide. Converted from UO3 at Cameco’s Port Hope plant, then compressed to pellets and sintered by fuel fabricators to make fuel for Candu reactors.
UO3
Uranium trioxide. An intermediate product produced at Cameco’s Blind River refinery and used as feed to produce UO2 and UF6 at Cameco’s Port Hope conversion plants.
U3O8
Triuranium octoxide. At Cameco operations, it is in the form of concentrate, often called yellowcake.
UF6
Uranium hexafluoride. Converted from UO3 at Cameco’s Port Hope plant. Following enrichment, UF6 is converted to enriched UO2 suitable for fabrication into fuel for light-water reactors.
Uranium
Chemical element with atomic number 92 and atomic symbol U, which has three natural isotopes: U234, U235 and U238. The only naturally occurring fissile nuclide is U235, a quality that is exploited as a source of energy. Natural uranium contains 0.7% of this isotope.